

HOLDINGS CORPORATION

2025
ANNUAL REPORT

# LETTER FROM THE CHAIRMAN AND CEO

## TO OUR SHAREHOLDERS & FAMILY:

As we embark on our 40th year of business, I want to take a moment to reflect on what this milestone truly represents: four decades of growth, innovation, and leadership.

Founded in 1986, our company has evolved significantly. Each chapter of our history, from our early roots as a mortgage broker and retail lender to our deliberate and strategic focus on the wholesale channel, has shaped who we are today.

In 2014, we dedicated our business solely to serving the wholesale channel for two main reasons:

- Working with an independent mortgage broker is the best way for Americans to obtain a mortgage and achieve the dream of home ownership

- Independent Mortgage Brokers deserve a partner who puts their success first

These beliefs have guided us through multiple market cycles, industry shifts, and moments of transformation. It remains the foundation of everything we do today.

2025 was a powerful year of execution, providing our business with tremendous momentum in 2026. In a housing and interest rate market that challenged the industry, UWM continued to deliver for brokers through consistent service and a relentless focus on speed, reliability, and transparency. We strengthened our position as the #1 wholesale mortgage lender in the nation, for the 11th consecutive year, by staying disciplined, agile, and broker-centric; qualities that have defined us since day one.

We also retained the title as the #1 overall mortgage lender in the US, for the fourth consecutive year, a testament to the growth and success of the broker channel.

We invested in technology that simplifies the lending process, enhances broker efficiency, and improves the borrower experience. Our focus on automation, AI-driven tools, and operational excellence has enabled brokers to compete and win in their local markets, while reinforcing UWM's role as a long-term partner, not just a lender.

Just as important as our business performance is our culture. Our team members are the heart of UWM, and in 2025 we remained deeply committed to empowering our people, developing leaders, and fostering an environment where accountability, ownership, and winning together are non-negotiable. Our culture has been the key to our success over the years and will continue to differentiate us well into the future.

This anniversary is not just about celebrating the past; it's about confidence in what lies ahead. In 2025, we made the strategic decision to bring all servicing in-house, which means we'll deliver the same world-class service we are known for in the lending process to our borrowers. This, together with the exclusive Bilt Rewards partnership, will put our brokers in the most optimal position to stay connected with their consumers, through the ownership process – ready to serve again when they move or refinance.

The mortgage industry will continue to evolve, but UWM's mission remains clear: support independent brokers, become the best servicer for our borrowers, and create long-term value for our shareholders.

Thank you for your continued trust and support. We are proud of what we've built over the last 40 years, excited by our performance in 2025, and more confident than ever in the future of UWM.

Sincerely,



Mat Ishbia
Chairman & CEO



"We strengthened our position as the #1 wholesale mortgage lender in the nation, for the 11th consecutive year, by staying disciplined, agile, and broker-centric; qualities that have defined us since day one."

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549
# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    **For the fiscal year ended December 31, 2025**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from _____ to _____

Commission file number 001-39189

# UWM HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **84-2124167** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| | | | | |
|---|---|---|---|---|
| **585 South Boulevard E.** | **Pontiac,** | **MI** | | **48341** |
| (Address of Principal Executive Offices) | | | | (Zip Code) |

(800) 981-8898

Registrant's telephone number, including area code

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Class A Common Stock, par value $0.0001 per share | **UWMC** | New York Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates on June 30, 2025 was $828,651,516 based on the closing price on the New York Stock Exchange on that date of $4.14. (Does not include shares issuable upon exercise of warrants).

As of February 23, 2026, the registrant had 294,864,131 shares of Class A common stock outstanding and 1,305,082,620 shares of Class D common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive proxy statement for use in connection with its 2026 Annual Meeting of Stockholders, which is to be filed no later than 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

## Table of Contents

# GLOSSARY OF TERMS

| Terms | Definitions |
|---|---|
| "Fannie Mae" | The Federal National Mortgage Association is a government-sponsored enterprise that purchases qualifying mortgage loans from mortgage lenders, packages them together, and sells them as a mortgage-backed security to investors on the secondary market. |
| "FHA" | The Federal Housing Administration is a governmental agency that provides mortgage insurance on loans made by FHA-approved lenders. |
| "Forward-settling Loan Sale Commitment" or "FLSC" or "TBA" | A forward-settling Loan Sale Commitment (also referred to as a FLSC or a TBA) is a forward derivative that requires a mortgage lender to commit to deliver at a specific future date a mortgage-backed security issued by Fannie Mae, Freddie Mac or guaranteed by Ginnie Mae which is collateralized by an undesignated pool of mortgage loans. |
| "Freddie Mac" | The Federal Home Loan Mortgage Corporation is a government-sponsored enterprise that purchases qualifying mortgage loans from mortgage lenders, packages them together, and sells them as a mortgage-backed security to investors on the secondary market. |
| "Ginnie Mae" | Government National Mortgage Association (GNMA) is a government-owned corporation that guarantees mortgage-backed securities that have been guaranteed by a government agency, mainly the Federal Housing Administration (FHA) and the Veterans Administration (VA). |
| "GSE" | Government-sponsored enterprises, such as Fannie Mae and Freddie Mac. |
| "interest rate lock commitment" or "IRLC" | An interest rate lock commitment is a binding agreement by a mortgage lender with a borrower to extend a mortgage loan at a specified interest rate and term within a specified period of time. |
| "loan officers" | We use the term loan officers to refer to the individual employees of our clients. Each loan officer is licensed, or exempt from licensure, in the state or states in which he or she operates. |
| "mortgage-backed security" or "MBS" | Mortgage-backed securities, or MBSs, are securities that are secured by a pool of mortgage loans, which does not include the MSRs which are separated from the mortgage loan prior to the mortgage loan being placed in the pool and are therefore not part of the collateral. |
| "mortgage servicing rights" or "MSRs" | Mortgage servicing rights, or MSRs, are the right to service a mortgage loan for a fee, which rights are separated from the mortgage loan once the mortgage loan is sold in the secondary market. |
| "UPB" | Unpaid principal balance. |
| "USDA" | The U.S. Department of Agriculture is a government agency that provides mortgage insurance on loans made by USDA-approved lenders. |
| "VA" | The U.S. Department of Veteran Affairs is a government agency that provides mortgage insurance on loans made by VA-approved lenders. |

**Cautionary Note Regarding Forward-Looking Statements**

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. Specifically, forward-looking statements in this report include statements relating to:

- our financial and operational performance;
- future loan originations;
- our client-based business strategies, strategic initiatives, competitive advantages;
- the impact of interest rate risks on our business;
- the benefits and risks associated with an Exchange Transaction;
- our hedging and risk mitigation strategies and the impacts of defaults on our business;
- the timing and impact of our transition to servicing in-house;
- the potential impact of technological developments on our operations;
- the impact of new tax laws and regulations on our financial results;
- potential disputes with sub-servicers and the purchasers of our loans, MSRs and excess servicing;
- our accounting policies and the impacts to our agreements and financial results;
- the renewal of our sale and repurchase and other financing agreements upon their maturity;
- the quality of our loan portfolio;
- political and geopolitical conditions that may affect our business and the mortgage industry in general;
- our ability to increase or decrease the size of our warehouse lines to reflect anticipated increases or decreases in volume;
- macroeconomic conditions that may affect our business and the mortgage industry in general;
- the opportunity to sell our MSRs and excess servicing;
- the impact of pending litigation on our financial position and the outcome of such litigation;
- the sufficiency of our liquidity;
- our repurchase and indemnification obligations for loans sold to investors and other contractual indemnification obligations; and
- other statements preceded by, followed by or that include the words "may," "can," "should," "will," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target" or similar expressions.

These forward-looking statements involve estimates and assumptions which may be affected by risks and uncertainties in our business, as well as other external factors, which could cause future results to materially differ from those expressed or implied in any forward-looking statement including those risks set forth below in Risk Factor Summary and the other risk and uncertainties indicated in this report, including those set forth under the section titled "Risk Factors."

All forward-looking statements speak only as of the date of this report and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

**RISK FACTOR SUMMARY**

An investment in our securities involves substantial risk. Our ability to execute on our strategies is also subject to certain risks. The risks described under the heading "Risk Factors" following the summary below may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategies. Some of the more significant challenges and risks we face include the following:

- our dependence on macroeconomic and U.S. residential real estate market conditions, including changes in U.S. monetary policies that affect interest rates and inflation;
- our reliance on our warehouse and other short-term financing facilities to fund mortgage loans and otherwise operate our business, leveraging of assets under these facilities and the risk of a decrease in the value of the collateral underlying certain of our facilities causing an unanticipated margin call;

- our ability to sell loans in the secondary market, including to GSEs, and to securitize our loans into mortgage-backed securities through the GSEs and Ginnie Mae, and our ability to sell MSRs in the bulk MSR secondary market;

- our dependence on the GSEs and the risk of changes to these entities and their roles, including, as a result of GSE reform, termination of conservatorship or efforts to increase the capital levels of the GSEs;

- changes in the GSEs', FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees;

- our ability to consummate the merger with Two Harbors and achieve the anticipated benefits;

- our ability to successfully transition to in-house servicing operations and the new risks that may be presented as a result of the transition;

- our ability to access, and increase, warehouse lines to meet our anticipated growth;

- our dependence on licensed residential mortgage officers or entities, including brokers that arrange for funding of mortgage loans, or banks, credit unions or other entities that use their own funds or warehouse facilities to fund mortgage loans, but in any case do not underwrite or otherwise make the credit decision with regard to such mortgage loans to originate mortgage loans, as well as changes in banking regulations and capital requirements which may impact the availability of warehouse financing or otherwise affect liquidity in the residential mortgage industry;

- the impact of actions taken by the Presidential Administration, including actions that could adversely impact inflation, interest rates, consumer discretionary income and confidence and home building starts, which could adversely affect our loan origination volume and profitability;

- the risk that the hedging strategies that we utilize to mitigate against interest rate risks associated with interest rate locks, loans at fair value, or other assets or liabilities prove to be ineffective or result in unanticipated margin calls that could adversely affect our liquidity or our results of our operations;

- our inability to continue to grow, or to effectively manage the growth of, our loan origination volume as well as our inability to effectively manage a decline in our loan origination volume;

- our ability to continue to attract and retain our Independent Mortgage Broker relationships;

- the occurrence of a data breach or other failure of our cybersecurity or information security systems;

- loss of key management;

- reliance on third-party software and services;

- reliance on a third-party sub-servicer to service our mortgage loans or our mortgage servicing rights;

- the occurrence of data breaches or other cybersecurity failures at our third-party sub-servicers or other third-party vendors;

- intense competition in the mortgage industry;

- our ability to implement and maintain technological innovations such as artificial intelligence ("AI") in our operations;

- the risk that we are or may become subject to legal actions that if decided adversely, could be detrimental to our business;

- our ability to continue to comply with the complex state and federal laws, regulations or practices applicable to mortgage loan origination and servicing in general, including maintaining the appropriate state licenses, managing the costs and operational risk associated with material changes to such laws and the impact of recent changes in federal and state government administrations;

- fines or other penalties associated with the conduct of Independent Mortgage Brokers;

- errors or the ineffectiveness of internal and external models or data we rely on to manage risk and make business decisions;

- the dilutive effect that resales of the outstanding shares of Class A common stock, future issuances of Class A common stock or shares issuable upon Exchange Transactions may have on our stockholders;

- loss of or inability to enforce intellectual property rights or contractual rights;

- risk of counterparty terminating servicing rights and contracts; and

- the possibility that we may be adversely affected by other economic, business, and/or competitive factors.

**PART I**

**Item 1. Business**

*Unless otherwise indicated or the context otherwise requires, when used in this Annual Report, the term "UWMC" means UWM Holdings Corporation, "UWM" means United Wholesale Mortgage, LLC and the "Company," "we," "our" and "us" refer to UWM Holdings Corporation and our subsidiaries.*

**Overview**

We are the publicly traded indirect parent of United Wholesale Mortgage, LLC ("UWM"). UWM is the largest overall residential mortgage lender as well as the largest purchase lender in the U.S., by closed loan volume, despite originating loans exclusively through the wholesale channel. We originate primarily conforming and government loans across all 50 states and the District of Columbia.

Founded in 1986 and headquartered in Pontiac, Michigan, we have built a client-focused, team-oriented culture that strives to bring superior customer service, efficiency and operational stability to our clients, the Independent Mortgage Brokers. After being privately owned for 35 years, on January 21, 2021, UWM completed its business combination with Gores Holdings IV, Inc. and changed its name to UWM Holdings Corporation. We began trading on the New York Stock Exchange ("NYSE") on January 22, 2021 under the ticker symbol "UWMC".

**Strategy**

Our principal strategy that has driven our substantial growth over the past years, is our strategic decision to operate solely as a Wholesale Mortgage Lender—thereby avoiding conflict with our partners, the Independent Mortgage Brokers and their direct relationship with borrowers. Unlike "Retail Mortgage Lenders" that offer mortgage loans directly to individual borrowers and underwrite the mortgage loans, we do not work directly with the borrower during the mortgage loan financing process. We believe that by not competing for the borrower connection and relationship, we are able to generate significantly higher loyalty and satisfaction from our clients, the Independent Mortgage Brokers, who, in turn, armed with our partnership tools, are positioned to direct a growing share of the residential mortgage volume nationwide. Our model is focused on the origination business, with a specific focus on purchase loans. Historically, residential purchase mortgage loan origination volume has experienced less volatility in response to interest rate movements than the refinancing mortgage loan origination volume. Consequently, we believe that by focusing on the purchase business we will be better positioned to deliver more consistent volume in increasing and decreasing interest rate environments.

Integral components of our strategy are (1) continuing our leadership position in the growing wholesale channel by investing in technology, including AI, and partnership tools designed to meet the needs of Independent Mortgage Brokers and their customers, (2) capitalizing on our strategic advantages which include a singular focus on the wholesale channel, that allows us to quickly adapt to market conditions and opportunities, and ample capital and liquidity, (3) employing our six pillars to drive a unique culture that we believe results in a durable competitive advantage, (4) originating high quality loans, the vast majority of which are backed directly or indirectly by the federal government, and (5) to minimize market risks and to maximize opportunities in different macroeconomic environments.

The residential mortgage loan financing process typically involves three stages:

- *Initiate Borrower Connection*. A broker or other party is either approached by or reaches out to a potential borrower for a mortgage loan. This party advises the borrower on loan options, runs the initial credit check, gathers the borrower's information for the loan application and submits the loan application.

- *Underwrite, Close and Fund*. The borrower's loan application is reviewed, the mortgage loan is underwritten, the borrower is approved, the closing is arranged and the loan is funded, collectively referred to as loan origination.

- *Portfolio or Package and Sell Mortgage Loan into Secondary Market Sales*. The loan is either placed into an investment portfolio (in the case of banks and typically only for certain loans with variable or shorter term fixed interest rates) or packaged together with other loans and sold as MBS to investors in the secondary market.

**Leader in the Wholesale Channel**

UWM has been the largest wholesale lender in the U.S. since 2015, and through the first nine months of 2025, originated 42.5% of the loans closed through the wholesale channel and 8.4% of the first lien residential mortgages that closed during the first nine months of 2025 in all origination channels (based on data from Inside Mortgage Finance). According to the Nationwide Multistate Licensing System ("NMLS"), as of September 30, 2025, there were approximately 358,000 federally registered mortgage loan officers in the U.S. Our exclusive focus on the wholesale channel has resulted in relationships with over 13,000 independent broker businesses throughout the U.S., with over 57,000 associated loan officers—of which approximately 35,000 submitted a loan to us during 2025. Because we exclusively work through the wholesale channel, loan officers that are not currently affiliated with independent brokers do not submit any loans to us. For the last four years, we have been the largest overall originator of residential mortgage loans in the country despite only doing business with a fraction of the market.

Our business is premised on our belief that the fastest, cheapest and easiest way for a borrower to obtain a residential mortgage is through the wholesale channel. In large part due to our investments in technology and service, the wholesale channel's share of the market has almost doubled from a low point in 2014, and we believe that there remains ample room for growth in this channel as more consumers become educated on the benefits of the wholesale channel. Currently, approximately 2 of every 10 loans are originated through the wholesale channel. If the wholesale channel share continues to grow, we believe that we will continue to materially grow our loan production volume due to our leadership position within the channel. For example, if, over time, UWM maintains a 40% market share in the wholesale channel, but the wholesale channel grows from 20% of the overall market to 30% of the overall market, UWM would be in the position to grow from 8% to 12% of the overall market.

**Our Loan Programs**

We focus primarily on originating conventional, agency-eligible loans that can be sold to Fannie Mae, Freddie Mac or transferred to Ginnie Mae pools for sale in the secondary market. Our conventional agency-conforming loans meet the general underwriting guidelines established by Fannie Mae and Freddie Mac. Loans that are written under the FHA program, the VA program or the USDA program are guaranteed by the governmental agencies and then transferred to Ginnie Mae pools for sale in the secondary market. The vast majority of our mortgage loans are underwritten to the "Qualified Mortgage" underwriting standards established by the Consumer Financial Protection Bureau ("CFPB"). For the year ended December 31, 2025, approximately 90% of loans originated by UWM were sold to Fannie Mae or Freddie Mac, or were transferred to Ginnie Mae pools in the secondary market, while the remainder primarily include non-agency jumbo loans that are underwritten to the same "Qualified Mortgage" underwriting standards and have a similar risk profile but are sold to third party investors primarily due to loan size, construction loans, and non-qualified mortgage products, including home equity lines of credit (which in many instances are second liens).

**Our Mortgage Lending Process**

We believe that our highly scaled, efficient and centralized mortgage lending processes are key to our success. Utilizing our proprietary system, "Easiest Application System Ever" (EASE™), and our dedicated team members, we focus on client service and loan quality throughout the entire loan origination, underwriting and closing processes. EASE™ automates the process and, based on the jurisdictional requirements of the client and borrower, automatically generates the necessary documents required by us and by the clients for applications. The entire origination, underwriting and preparation of closing documents takes place in our centralized, paperless work environment where documents and data are entered into EASE™ and are reviewed, processed and analyzed based on a set of pre-determined, rules-based workflows. We focus on speed to close as it is one of the primary metrics for client satisfaction. We believe our closing process is the most efficient in the industry and results in shorter application to clear-to-close times than any of the other major Retail Mortgage Lenders or Wholesale Mortgage Lenders. For the years ended December 31, 2025 and December 31, 2024, we delivered an average of 15 and 16 business days, respectively, from loan application to clear to close, as compared to management's estimates of the industry average of 39 and 41 calendar days for the years ended December 31, 2025 and December 31, 2024, respectively. We delivered this speed while receiving an 87.5% average monthly client Net Promoter Score ("NPS") for the year ended December 31, 2025, as well as an 87% average monthly client NPS for the past five years.

Loan closing speeds and costs to consumers are also positively impacted for clients who use our innovative Title Review and Closing ("TRAC+") service, which provides an efficient alternative to utilizing a traditional lender title policy and title company. By leveraging in-house review of title related documents and where applicable, issuing attorney title opinion letters ("ATOL(s)"), UWM is able to streamline the title review process and facilitate a faster and easier experience for the borrower. With TRAC+, UWM also handles the loan closing and disbursement processes normally managed by a title company, giving Independent Mortgage Brokers the option to close a loan without working with a third-party title company or settlement agent.

Our rules-based mortgage loan origination system, or LOS allows multiple teams to work on the same loan at the same time, to track and be alerted to missing or incomplete items, to flag items in order to alert other team members of possible deficiencies and to have visibility into the history, status and progress of loans in process. We use advanced technologies and workflow systems to assist underwriting and operations team members in prioritizing which loans require their immediate attention and to monitor each team's progress so workload-balancing decisions can be made among the operation teams in real time and avoid bottlenecks. We also provide our clients access to our proprietary communication tool, Client Request ("CR"), that allows them to ask general or loan-specific questions, submit requests, and escalate potential issues, which provides a transparent and consistent line of communication between the client and the various internal UWM teams. UWM follows four-hour response time service level agreement for initially responding to CRs submitted during normal office hours. The CR system allows clients to track their requests, add comments, upload images, and provide satisfaction feedback after their issue is resolved. We believe that our CR communication platform and process is a competitive differentiator for UWM, and contributes positively to our strong client service scores, via NPS.

**Underwriting**

Our underwriting process is one of our key strategic advantages as our extensive training program and technology platforms allow us to produce a portfolio of high-quality loans, with an industry-leading time from application to clear to close and maintain the superior level of client service that allows us to attract and retain our clients. All mortgage loans that we originate are underwritten in-house by our underwriting team. We invest significant time and resources in our underwriters through our robust training process to help them and us succeed. We believe that our intensive training program is an integral component of our scalability as we are able to materially increase our underwriting resources, at a consistent quality, with less labor constraints and complications than our competitors.

Our clients, the Independent Mortgage Brokers, have the initial communication with a potential borrower, obtain relevant financial and property information to run a credit check, and obtain a pre-approval through one of the automated underwriting systems, where applicable. Once a pre-approval has been received, an Independent Mortgage Broker is able to seamlessly import the borrower's information and documentation into our EASE™ Loan Origination System without the need for extra data entry. One of our underwriters then reviews the file and, based on the loan product and the financial and other information provided, makes an initial underwriting decision. If the mortgage loan is conditionally approved, our system generates a "conditions to close" list based on the specifics of the borrower, the property, and the loan product. An underwriter takes ownership of the file ensuring that each of these conditions is met prior to granting a "clear-to-close" or final approval.

In 2020, we launched DocHub, which is a proprietary document management system, automating document classification and data extraction for mortgage underwriting workflows.

In 2021, we launched BOLT, an industry-first technology tool designed to speed up the mortgage approval process for conventional and FHA loans by allowing Independent Mortgage Brokers to obtain initial underwriting approval for qualified borrowers in as little as 15 minutes. BOLT is also utilized by our underwriters, providing them an intuitive platform for a more efficient review of the loan. While underwriters remain responsible for the overall risk assessment of and underwriting decision for the loan, BOLT's AI and data extraction capabilities reduce much of the manual review of documentation and corresponding data entry redundancies. This technology, in turn, creates a more streamlined loan underwriting experience and accurate approval for our brokers, all while maintaining continued compliance with our investors' guidelines and requirements.

In 2021, we launched UWM Appraisal Direct, UWM's appraisal ordering and tracking service in which we directly engage appraisers rather than utilizing an appraisal management company. We believe that UWM Appraisal Direct streamlines the ordering and completion of property appraisals as part of the underwriting process, leading to high-quality, faster appraisals, and cost savings for borrowers.

In 2023, we launched PA+, which is a service that offers an additional level of loan processing support for our clients when needed. When an Independent Mortgage Broker or their loan processor uses PA+, a dedicated UWM Loan Coordinator will work with them and their borrower to help order, review, and send UWM documents to support the underwriting process. We believe that PA+ will help our clients scale their businesses during periods of increased volume.

**Capital Markets and Secondary Marketing**

Our capital markets team is dedicated to maximizing loan sale profitability while at the same time minimizing operational, interest rate and market risks. This team manages the interest rate risk for the business and is responsible for interest rate lock management policies and procedures, hedging the pipeline, managing warehouse facilities and associated facility utilization and managing risk and sales of MSRs. We aggregate our loan production into pools that are (i) sold to Fannie Mae or Freddie Mac or securitized through the issuance of Fannie Mae or Freddie Mac bonds, (ii) transferred into Ginnie Mae pools and securitized by us into government-insured mortgage-backed securities, or (iii) sold outright or securitized to investors in the secondary mortgage market. Our primary access to the secondary market comes from pooling and selling eligible loans that we originate through Fannie Mae, Freddie Mac, and Ginnie Mae's securitization programs. The goal of the capital markets team is to protect margin at origination, and to maximize execution at sale. We believe that our technologies, automated workflow and experienced capital markets team allow us to quickly aggregate and sell pools of loans in order to make efficient use of our capital and warehouse facilities. Our focus on agency deliverable originations and speed to sale reduces our exposure to market volatility, liquidity risk and credit risk.

When we have identified a pool of mortgage loans to sell to the agencies, non-governmental entities, other investors, or through our private label securitization transactions, we typically repurchase such loans from our warehouse lender and sell the pool of mortgage loans into the secondary market, but generally retain the MSRs associated with those loans. To the extent we generate non-agency loans, these loans are sold servicing released, or servicing retained which permits us to control the borrower experience. We retain MSRs for a period of time depending on business and liquidity considerations. When we sell MSRs, we typically sell them in the bulk MSR secondary market.

## Infrastructure, Systems and Technologies

### *Advanced technologies and systems*

We are a technology-driven company focused on continuous innovation and operational efficiency. As of December 31, 2025, we had approximately 2,200 team members dedicated to technology and information systems at our Pontiac, Michigan headquarters, compared to approximately 1,800 as of December 31, 2024.

Our technology strategy centers on building and automating loan processing functions, including lead management, loan origination, underwriting, closing, and post-closing activities. We automate to provide advanced capabilities and capacity to our clients, while also driving efficiency and productivity for our internal team members. We believe our integrated platforms deliver a scalable, standardized, and controlled end-to-end origination process that embeds agency guidelines and program requirements into rules-based workflows. This ensures loans advance only when all conditions are met and required information is verified, while accounting for variations in state laws, loan programs, and property types.

We continue to invest in emerging technologies, including AI, to further automate and optimize operations while enhancing the client experience. Our proprietary, in-house systems are designed for scalability and rapid modification, enabling us to implement new features and adapt to market, industry, and regulatory changes efficiently without reliance on third-party vendors.

## AI & Automation

- **Mia (Most Intelligent Assistant)** – A voice-enabled AI assistant that makes outbound calls for borrower outreach and refinance opportunities, and answers inbound borrower calls via a dedicated loan officer number to handle mortgage questions, provide guideline clarity, and deliver real-time updates.

- **ChatUWM** – AI-driven mortgage assistant automating loan tasks, document analysis, income calculation, and providing loan process and guideline navigation.

- **LEO (Loan Estimate Optimizer)** – A ChatUWM agent that helps loan officers analyze and optimize loan estimates by analyzing loan estimate details and suggesting improvements (lock or float status, optimal lock period length, title fee charges, plus many other loan terms and conditions).

- **Loan Lab** – A platform that helps loan officers restructure loans on the fly to optimize terms, pricing, and product eligibility. Loan Lab uses AI to recommend smart adjustments to deliver better borrower outcomes and faster closings.

- **Income Calculators** – An AI-powered product that identifies and classifies documents, automatically extracts income data, and performs accurate income calculations, making the process fast, easy, and more accurate.

- **BOLT** – Underwriting platform that delivers initial approvals in minutes. BOLT pairs streamlined data intake with automation and AI-assisted checks to verify documents, run automated underwriting systems, and surface pricing options - giving loan officers speed, accuracy, and a clear path to closing.

- **KEEP** – AI-driven engine that finds potential savings and uses automation to send possible refinance options to borrowers on behalf of loan officers, and then move those refinance offers smoothly through UWM's systems, ensuring speed and accuracy. KEEP manages execution workflows for scalability, flexibility, and seamless integration.

- **DocHub** – A proprietary document management system, automating document classification and data extraction for mortgage underwriting workflows. It enables secure ingestion, indexing, and retrieval, integrates with UWM's loan origination system and enterprise systems, and supports scalable, cost-efficient processes.

- **Operations Automation** – A machine learning / robotic process automation solution that categorizes inbound emails, extracts key data, and sets follow up actions without team member interaction.

## Core Origination & Integration

- **Blink+** – White-labeled point-of-sale system integrated with EASE and Brand 360 for lead conversion and digital loan origination.

- **Boost** – Lead acquisition and engagement platform offering loan officers tailored leads and live call transfers.

- **EASE (Easiest Application System Ever)** – UWM's flagship loan origination system for product selection, rate locking, and automated underwriting.

- **UClose** – Loan closing technology that gives loan officers full control over closing timelines, document generation, and title company collaboration. UClose enables same-day closings, real-time updates, and secure interaction with title companies and settlement agents, streamlining the process for speed and accuracy.

- **InTouch Mobile App** – A mobile solution that lets loan officers manage the entire lending process end-to-end, with real-time access to pipelines, documents, and borrower communication - no desktop required.

- **Brand 360** – A marketing platform for loan officers that drives borrower engagement and lead nurturing through automated campaigns, configurable alerts, and real-time performance dashboards for actionable market insights.

- **UWM Portal** – A bi-directional application that exposes UWM application programming interface endpoints, allowing clients to easily connect their loan origination system for seamless integration with UWM's systems. It enables two-way data exchange and keeps loan officers up to date on all the latest changes for efficient, compliant workflows.

## Enterprise Infrastructure & Data

- **Comprehensive Data Lake** – A large-scale data lake built to power AI and automation, enabling advanced analytics, predictive modeling, and real-time decision-making.

- **Work Queue & Operational Visibility Platform** – A centralized platform that automates task prioritization, monitors SLAs, and provides real-time dashboards to detect bottlenecks, optimize workflows, and enhances operational efficiency.

- **Enterprise Training Platform** – An interactive learning system for loan officers and internal teams, offering desktop modules on new programs, guideline updates, and system enhancements. It provides role-based training paths, progress tracking, and on-demand access to drive fast technology adoption and ensure compliance.

- **Enterprise Data & Analytics Warehouse** – A centralized hub for loan, loan officer, and operational data, delivering advanced analytics, real-time KPIs, and dashboards to optimize mortgage processes and decision-making.

## Loan Servicing

In addition to loan origination, we derive revenue from MSRs related to our loan originations. After a loan is originated, loan servicers manage payments, delinquencies, and other administrative functions of mortgages for third party investors. Servicers derive contractual revenue from servicing fees, generally based on the UPB of the loans in their servicing portfolio as well as other ancillary income. The net present value of these expected future cash flows is represented on the balance sheet as MSRs. MSR valuations have traditionally increased with increased interest rates because higher interest rates lead to decreased prepayments, thereby extending the average life of the asset and increasing related expected cash flows. Conversely, decreases in interest rates generally result in a decrease in the value of the MSR portfolio due to the expectation of higher prepayments. As such, MSR cash flows and fair value provide a natural hedge to originations, as origination volumes tend to decline in rising interest rate environments and increase in declining interest rate environments.

We currently retain the majority of the MSRs associated with our production, but we have, and intend to continue to opportunistically sell MSRs depending on business and liquidity considerations. We believe that this approach has provided us funding flexibility, and reduced legacy MSR asset exposure. When we sell MSRs, we typically sell them in the bulk MSR secondary market. We currently utilize one sub-servicer to service the loans for which we have retained servicing rights. Our in-house servicing team is responsible for monitoring our sub-servicer. Their goal is to ensure a high level of borrower satisfaction and to support the relationships between those borrowers and our clients. Our in-house servicing team performs daily, monthly and quarterly testing to determine performance metrics and ensure agency and regulatory compliance and provides regular updates to our executive leadership team. We contractually obligate our sub-servicer to maintain appropriate licenses where required, maintain its approved servicer status with the applicable agencies and adhere to the applicable agency, investor or credit owner servicing guidelines and requirements in its servicing of mortgage loans for us.  We are in the process of building an in-house servicing platform, and currently expect to transition the servicing of substantially all of the loans in our servicing portfolio to this platform by the end of 2026.

Our servicing, quality control, internal audit, vendor relations, and legal and compliance teams perform various reviews of our servicing oversight program and operations. Our servicing team addresses deficiencies with sub-servicers to ensure corrective action and controls are implemented.

### *Advance obligations*

As a servicer, we are obligated to service the loans according to the applicable agency, investor or credit owner guidelines and law. These obligations may require that we advance certain funds to securitization trusts and to others in the event that the borrowers are delinquent on their monthly mortgage payments. When a borrower remains delinquent, we may be required to advance principal and interest payments to the securitization trusts on the scheduled remittance date. We may also be required to advance taxes, insurance payments, legal fees, and maintenance and preservation costs with respect to property that is subject to foreclosure proceedings. These advances create a receivable due to us from the securitization trusts and/or borrower, and we recover these funds from the securitization trusts, from the borrower or from the proceeds of the sale of property in foreclosure. We had receivables of $151.6 million and $124.0 million as of December 31, 2025 and December 31, 2024, respectively, which are due to us from the securitization trusts and/or borrowers.

### Competition

Competition in the residential mortgage loan origination market is intense. Institutions offering to make residential mortgage loans, regardless of the channel, include regional and community banks, thrifts, credit unions, mortgage banks, mortgage brokers, brokerage firms, insurance companies, and other financial institutions.

Some of our competitors may have more name recognition and greater financial and other resources than we have (including access to capital). Other competitors, such as lenders who originate mortgage loans using their own funds, or retail mortgage lenders, may have more operational flexibility in approving loans, may have advantages in soliciting home loans from their clients or have access to capital through deposits at lower costs than our warehouse facilities. Additionally, we arguably operate at a competitive disadvantage in some respects to U.S. federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform U.S. federal rules and standards and are generally not subject to the laws of the states in which they do business (including state "predatory lending" laws). Unlike our federally chartered competitors, we are generally subject to all state and local laws applicable to lenders in each jurisdiction in which we originate and service loans. To compete effectively, we must have a very high level of operational, technological and managerial expertise, as well as access to capital at a competitive cost.

Competition for mortgage loan originations takes place on various levels, including brand awareness, marketing, convenience, pricing, and range of products offered. We have increased our share of the residential mortgage market over time due to a client-centric, disciplined, centralized approach to origination. In the face of significant changes in the mortgage market, we have maintained our commitment to high credit quality loans. Our focus on technology and process improvements creates a more efficient origination system for both us and our clients. This has been rewarded with strong client service scores, via our NPS, which we believe is a significant competitive advantage.

**Government Regulations**

We operate in a heavily regulated industry that is highly focused on consumer protection. Our business is subject to extensive oversight and regulation by federal, state and local government authorities. Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes. We expect to continue to face regulatory scrutiny as a participant in the mortgage sector.

Our loan origination and loan servicing operations are primarily regulated at the state level by state financial services authorities and administrative agencies, and at the federal level by the CFPB. The CFPB has federal regulatory, supervisory and enforcement authority over the residential mortgage loan origination and servicing industry, including residential mortgage lenders and servicers, such as UWM. Specifically, the CFPB has rulemaking authority with respect to the federal consumer financial services laws applicable to mortgage lenders and servicers. These laws include (i) the Truth-In-Lending Act (TILA), (ii) the Homeowners Protection Act (HPA), (iii) the Real Estate Settlement Procedures Act (RESPA), (iv) the Home Mortgage Disclosure Act (HMDA), and (v) the Fair Debt Collections Practices Act (FDCPA); and the respective implementing regulations of each of these laws. The CFPB's enforcement jurisdiction is broad, and it has the ability to initiate or refer investigations and enforcement actions against mortgage lenders and servicers for violations of applicable consumer financial services laws, including, but not limited to, the Dodd-Frank Act's prohibitions on unfair, deceptive or abusive acts and practices. As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. Since its inception in 2011, the CFPB has exercised its enforcement jurisdiction aggressively with respect to mortgage industry participants, initiating investigations, entering into consent orders with significant monetary and injunctive relief, and initiating litigation. Often these matters have involved differing theories and interpretations of long-existing laws without first issuing industry guidance or rules. In addition, the CFPB shares jurisdiction with the FTC with respect to (i) the Equal Credit Opportunity Act (ECOA) and its implementing regulation, Regulation B, promulgated by the CFPB pursuant to ECOA, (ii) the Fair Housing Act (FHA) and (iii) the GLBA. Moreover, the U.S. Department of Justice ("DOJ") has authority to enforce ECOA and other fair lending laws alongside these agencies.

We are also subject to the laws, regulations and rules of the fifty states in which we operate and the District of Columbia. These laws, regulations and rules may differ by state and sometimes differ from federal standards, and are sometimes vague and subject to differing interpretations – all of which exposes us to legal and compliance risks.

In addition to the CFPB, we are subject to a variety of regulatory and contractual obligations imposed by credit owners, insurers and guarantors of the mortgages we originate and service including, but not limited to, Fannie Mae, Freddie Mac, Ginnie Mae, FHFA, FHA, VA and USDA. We periodically receive requests from federal, state, and local agencies for records, documents, and information relating to the policies, procedures and practice of our loan servicing, origination and collection activities. The agencies as well as GSEs and Ginnie Mae, and various investors and lenders also subject us to periodic reviews and audits and examinations. We continue to work diligently to assess and understand the implications of the regulatory environment in which we operate.

Our clients, the Independent Mortgage Brokers, are also subject to extensive regulation at the state level by state licensing authorities and administrative agencies. In certain circumstances, we may be alleged to be responsible for the acts and practices of our clients for violations of various federal and state consumer protection and other laws and regulations, including but not limited to (i) RESPA and its implementing regulation, Regulation X, (ii) the Federal Trade Commission Act (FTC Act), the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, each of which prohibit unfair or deceptive acts or practices and certain related practices; and (iii) the Telephone Consumer Protection Act (TCPA), which restricts telephone solicitations and the use of certain automatic telephone equipment. As a part of our enterprise risk management approach, we monitor our clients' compliance with applicable laws and regulations. We dedicate substantial resources to regulatory compliance while ensuring that we meet the needs and expectations of our clients.

With the second term of the Trump Administration, a level of heightened uncertainty exists with respect to the future of the CFPB, including its leadership. However, the CFPB has signaled it intends to maintain a level of ongoing oversight and enforcement. Notably, the CFPB has indicated that it is considering new rule making in several areas that could impact our business, with a particular focus on mortgage origination and mortgage servicing. There can be no assurance of the timing, substance or impact of these potential substantive regulations, how they will affect our costs of compliance or whether they will conflict with the obligations of our state-level licenses, which may increase the complexity and costs of our compliance programs. Further, state regulators and state Attorneys General continue to be active in examining, investigating and enforcing federal and state real estate, mortgage and consumer protection laws, at times advancing conflicting interpretations of the laws they ostensibly seek to administer.

**Cyclicality and Seasonality**

The demand for loan originations is affected by consumer demand for home loans and the market for buying, selling, financing or re-financing residential real estate, which is primarily driven by interest rates and employment levels. Interest rates and employment levels are, in turn, affected by the national economy, regional trends, property valuations, and socio-economic trends, and by state and federal regulations and programs which may encourage or discourage certain real estate trends.

**Talent Management**

We are more than just a mortgage company, we are a team of focused professionals making dreams come true for hopeful homebuyers across the country. We have created a culture that celebrates team spirit and an environment where work-life balance is more than lip-service.

*Team Members*

Our team members are the secret to our success, and we believe our team is only as strong as we make it. As of December 31, 2025, we had approximately 9,100 team members, substantially all of whom are based in our corporate campus in Pontiac, Michigan. We celebrate our team members and all of their accomplishments through various events throughout the year. From our annual company-wide family fair with thousands of smiling faces to the annual holiday party, we believe that it is important to focus on the health and happiness of our team members and their families.

We provide a combination of health and retirement benefits to our eligible team members, including, but not limited to, coverage for medical care, vision, dental, life insurance, disability, 401(k) and paid time off. Our campus also offers team members easy ways to manage their health and welfare with a full-size indoor basketball court, an outdoor sand volleyball court, a large, state-of-the-art fitness center with a variety of fitness classes, a game room, featuring arcade games and table tennis, a primary care doctor's office, physical therapy studio, chiropractor and a full-time massage therapist.

We believe this commitment to our team members is why we have been recognized again in 2025 for being a top workplace in the financial services industry. In a 2025 employee engagement survey, 97% of team members responded that they felt they belonged at UWM from a diversity and inclusion standpoint.

We strive to foster a culture of diversity and inclusion so that all team members feel respected and no team member feels discriminated against. Our diverse, inclusive culture was built to promote positive attitudes, strong work ethics and individual authenticity. We believe a diverse workforce fosters innovation and cultivates an environment of unique perspectives. As of December 31, 2025, approximately 43% of our team members were female and 40% of our team members that choose to identify their ethnicity identified as ethnically diverse.

Continuous improvement is a primary focus of our strategic plan and one of our core pillars. We believe personal and professional growth accelerates careers while promoting productivity and innovation. We heavily invest in the development of each team member. We have approximately 240 training team members dedicated to providing our new hires and existing team members with the trainings and resources necessary to pursue their career paths and ensure compliance with our policies. In 2025, approximately 1.0 million training hours were delivered to team members. We are dedicated to increasing team member engagement by strategically aligning talent within UWM as well as ensuring that our team members have clear pathways to advance their careers within UWM.

*Community Outreach*

We recognize that our team members are part of the greater community in which they live and work and we are committed to giving back and making a positive impact on these communities around us and supporting our team members in their efforts to do the same. We believe in providing our team members the opportunity to do a lot of good and support the causes they care about. Team members receive paid-time off that they can use to specifically volunteer. We and our team members partner with charities such as Adopt-A-Family, Breast Cancer Awareness and the American Red Cross, and sponsor local backpack, bike and coat drives to provide opportunities to give back. Our unique Pay It Forward program allows everyone the chance to earn points that direct where our Company charity dollars are spent — ensuring that even small gestures can be turned into generous contributions, and the opportunity to choose where our charitable dollars go.

**Available Information**

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations section of our website at www.uwm.com as soon as reasonably practicable after electronically filing such material with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. The above references to our website and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this Annual Report.

**Item 1A. Risk Factors**

*You should carefully review and consider the following risk factors and the other information contained in this Annual Report, including the financial statements and notes to the financial statements included herein. The following risk factors apply to our business and operations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. You should also carefully consider the following risk factors in addition to the other information included in this Annual Report, including matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements; Risk Factor Summary." We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition.*

**Risks Related to Our Business**

***Our loan origination volume is highly dependent on macroeconomic and U.S. residential real estate market conditions which is outside of our control.***

Our financial results are highly dependent on the size of the overall loan origination market, which depends largely on macroeconomic conditions outside of our control. Our purchase volume is driven by consumers ability and willingness to purchase a new home, whether for the first time or as a move from their current home, while our refinance volume is driven by consumers being able and willing to refinance their home into a new, typically lower interest rate, mortgage. Purchase volume is highly dependent on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions. Specifically, higher mortgage rates have, and may continue to adversely affect demand for new mortgage originations because existing homebuyers are hesitant to move and give up their current low interest rate loan and the higher cost of home ownership adversely impacts move-up or new homebuyers. In addition, other economic factors, such as slow economic growth or inflationary conditions, the pace of home price appreciation or the lack thereof, changes in household debt levels, and increased unemployment, stagnant or declining wages or decreased purchasing power due to inflation, consumer debt levels, and consumer confidence, affect borrowers' ability and willingness to purchase new homes and therefore reduce demand for purchase mortgages. Similarly, refinance mortgage volume is principally driven by mortgage rates, which in turn are influenced by interest rates, and the ability and willingness of homeowners to refinance their current mortgages. Generally, the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes. With higher interest rates, refinancing activity declines as fewer consumers are interested in refinancing their mortgages. At present, a substantial percentage of outstanding mortgage loans have fixed interest rates significantly below current market interest rates. Although the Federal Reserve continued reducing overnight interest rates during 2025, these actions have not yet had a material impact on reducing mortgage rates. In addition, it is unclear how governmental actions or the threats of certain actions, such as tariffs, reductions of governmental employees and governmental spending, tax reform, and actions taken to address the debt ceiling, will impact the U.S. economy and the residential real estate market. Any uncertainty or deterioration in market conditions that leads to a decrease in loan originations would likely have an adverse effect on our revenue and profitability. Lower loan origination volumes in the industry also generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions.

***Volatility from changes in prevailing interest rates can adversely affect the value of our MSR portfolio and servicing revenue and changes in the value, or inaccuracies in the estimates of their value, could adversely affect our financial condition and liquidity.***

Fluctuations in interest rates are a key driver of the performance of our servicing portfolio, particularly because our portfolio includes MSRs, the values of which are highly sensitive to changes in interest rates. The value of our MSRs is based on the cash flows projected to result from the right to service of the related mortgage loans and continually fluctuates due to a number of factors, such as prepayment speeds, costs to service the loan and other market conditions. The primary factor driving the value of MSRs is interest rates, which impact the likelihood of loan prepayments through refinancing and estimated float earnings on custodial deposits. Historically, the value of MSRs has increased when interest rates rise, as higher interest rates lead to decreased prepayment rates and higher float earnings, and the value of MSRs has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and lower float earnings. In addition, increased prepayment rates may lead to increased asset decay and a decrease in servicing revenue. Available borrowings, as well as mandatory curtailments, under our MSR financing facilities are based on the fair value of the underlying collateral. Accordingly, decreases in MSR values could decrease the available borrowing capacity under these facilities, or require mandatory repayments of outstanding borrowings on these facilities, which could adversely affect our financial condition and liquidity.

***We face intense competition that could adversely affect our business.***

Competition in the mortgage lending space is intense and could become even more competitive as a result of economic, political, legislative, regulatory, and technological changes. As we depend solely on third parties to deliver us mortgage loans, we may, in certain market conditions, be at a competitive disadvantage to financial institutions or direct-to-consumer mortgage lenders that market to, and have a direct relationship with, the borrower. In addition, some of our competitors may have greater financial and other resources than we have (including access to capital) and may have locked in lower cost of funds which can provide a competitive advantage. Our other competitors, such as financial institutions who originate mortgage loans using their own funds, may have more flexibility in holding loans. Additionally, we arguably operate at a competitive disadvantage to U.S. federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform U.S. federal rules and standards and are generally not subject to the laws of the states in which they do business (including state "predatory lending" laws). Unlike our federally chartered competitors, we are generally subject to all state and local laws applicable to lenders in each jurisdiction in which we originate and service loans. To compete effectively, we must have a very high level of operational, technological and managerial expertise, as well as access to capital at a competitive cost.

Competition in our industry can take many forms, including the variety of loan programs being made available, interest rates and fees charged for a loan, convenience in obtaining a loan, client service levels, the amount and term of a loan, as well as access to marketing and distribution channels, including Independent Mortgage Brokers that generate mortgage loan applications. Claims of collusion and other anti-competitive conduct have also become more common, and many financial institutions and lenders have been the subject of legal claims by regulatory agencies and consumers. As the largest residential mortgage lender in the country, we have been, and may in the future be accused of anti-competitive actions. Such litigation, even if it is without merit, would cause us to incur costs, fines and legal expenses in connection with these matters, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand, any of which could have a materially adverse effect on our business, financial condition or results of operations.

***Our business is highly dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business.***

We primarily originate loans eligible for sale to Fannie Mae and Freddie Mac, and government insured or guaranteed loans, such as the FHA, the VA and the USDA, which are eligible for Ginnie Mae securities issuance. If we lose approvals with these agencies or our relationships with these agencies is otherwise adversely affected, we would need to seek alternative secondary market participants to acquire our mortgage loans at a volume sufficient to sustain our business. In addition, we also derive other material financial benefits from these relationships, including the assumption of credit risk on securitized loans in exchange for the payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures. If such participants are not available or not available on reasonably comparable economic terms, the above changes could have a material effect on our ability to profitably sell loans we originate that are securitized through Fannie Mae, Freddie Mac or Ginnie Mae.

If the role of the GSEs and governmental agencies in the mortgage industry is materially changed or curtailed, it could adversely affect our future operations. In 2008, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac into conservatorship and these two GSEs are currently controlled by the FHFA. These two GSEs create financial products that support the mortgage market, reduce risks for investors and may influence mortgage rates in the U.S. In connection with the recent change in the federal government administration, there has been discussion regarding the privatization of these GSEs and it is unclear the impact, if any, that such privatization would have on mortgage rates and the mortgage market in general. Any proposed regulatory reform or funding changes could affect the other governmental agencies that support the mortgage industry, such as FHA, HUD, VA or USDA, and if such regulatory reforms, funding limitations or program discontinuations could affect the availability of these programs, the cost and availability of mortgage loans, the MBS market or the housing market in general. As the extent and timing of any proposed regulatory or funding reform regarding the GSEs and the U.S. housing finance market are uncertain, we cannot anticipate the impact, if any, that it would have on our business operations and financial results.

***Changes in the GSEs, FHA, VA, and USDA guidelines or GSE and Ginnie Mae guarantees could adversely affect our business.***

We are required to follow specific guidelines and eligibility standards that impact the way we originate and service GSE and U.S. government agency loans, including guidelines and standards with respect to:

- eligible borrowers;

- credit standards for mortgage loans;

- our staffing levels and other servicing practices;

- the servicing and ancillary fees that we may charge;

- our modification standards and procedures;

- the amount of reimbursable and non-reimbursable advances that we may make; and

- the types of loan products that are eligible for sale or securitization.

These guidelines provide the GSEs and other government agencies with the ability to provide monetary incentives for loan servicers that perform well and to assess penalties for those that do not. At the direction of the FHFA, Fannie Mae and Freddie Mac have aligned their guidelines for servicing delinquent mortgages, which could result in monetary incentives for servicers that perform well, and which may also result in assessing compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. We generally cannot negotiate these terms with the agencies and they are subject to change at any time without our specific consent. A significant change in these guidelines, that decreases the fees we charge or requires us to expend additional resources to provide mortgage services, could decrease our revenues or increase our costs. Further changes in GSE or agency guidelines regarding non-citizen borrower eligibility could reduce the pool of eligible borrowers for whom we are able to originate loans, require modifications to our origination and compliance procedures, or expose us to regulatory risk if our practices are found to be inconsistent with applicable requirements.

In addition, changes in the nature or extent of the guarantees provided by Fannie Mae, Freddie Mac, Ginnie Mae, the USDA or the VA, or the insurance provided by the FHA, or coverage provided by private mortgage insurers, could also have broad adverse market implications. Any future increases in guarantee fees or changes to their structure or increases in the premiums borrowers are required to pay to the FHA or private mortgage insurers for insurance or to the VA or the USDA for guarantees could increase mortgage origination costs. These industry changes could negatively affect demand for our mortgage services and consequently our origination volume, which could be detrimental to our business.

***If the mortgage loans originated and sold by us do not comply with the guidelines established by the GSEs, Ginnie Mae or private investors to whom they are sold, we are required to repurchase or substitute these loans or indemnify for related losses.***

Substantially all of our mortgage loans are sold to GSEs, insured by FHA or VA and sold into Ginnie Mae securities or sold to private investors. In connection with such sales and insuring, we make representations and warranties to the GSE, FHA or VA or the private investor that the mortgage loans conform to their respective standards. These standards include, among other items, adherence to origination guidelines and compliance with applicable federal, state and local laws and regulations, underwriting in conformity with the applicable guidelines, and conformity with guidelines relating to, appraisals, insurance and legal documents generally. In addition, we are contractually obligated, in certain circumstances, to refund to the purchasers certain premiums paid to us on the sale if the mortgagor prepays the loan within a specified period of time.

If a mortgage loan does not comply with the representations and warranties that we made with respect to it at the time of our sale or insuring, we are required to repurchase the loan, replace it with a substitute loan and/or indemnify the applicable agency for losses. In the case of repurchases, we typically repurchase such loan and resell it into a non-conforming market at a discount from the repurchase price. As of December 31, 2025, we had accrued a $102.3 million reserve for repurchase and indemnification obligations. Actual repurchase and indemnification obligations could materially exceed the reserves recorded in our consolidated financial statements. Any significant repurchases, substitutions, indemnifications or premium recapture could be detrimental to our business and financial condition.

***Our business is dependent on our ability to maintain and expand our relationships with our clients, the Independent Mortgage Brokers.***

Our clients are the Independent Mortgage Brokers who refer us mortgage loans to originate. Consequently, our results of operations are dependent, in large part, on our ability to maintain and expand our relationships with Independent Mortgage Brokers. If we are unable to attract Independent Mortgage Brokers to join our network and to provide a level of service such that our clients remain with the network or refer a greater number of their mortgage loans to us, our ability to originate loans will be significantly impaired. The willingness of Independent Mortgage Brokers to originate mortgage loans with us is dependent on (i) the rates that we are able to offer our clients' borrowers for mortgage loans, (ii) our customer service, and (iii) compensation. In determining with whom to partner, Independent Mortgage Brokers are also focused on the technological services and platforms we can provide so that the Independent Mortgage Brokers can best attract and serve consumers. If our clients are dissatisfied with our services or platform or technological capabilities, or they cannot offer prospective borrowers competitive rates, we could lose a number of clients which would have a negative impact on our business, operating results and financial condition. Moreover, if economic conditions, regulation or other changes materially impact the ability of Independent Mortgage Brokers to continue to operate, it could be detrimental to our business.

***Our acquisition of Two Harbors may not be consummated and we may incur significant time and expenses to consummate this strategic acquisition.***

The closing of the merger (the "Merger") with Two Harbors Investment Corp. ("Two Harbors") is contingent upon a number of customary closing conditions, some of which are beyond our control. For example, the Merger is subject to regulatory clearances from governmental authorities, including those under the Hart-Scott-Rodino Act. Therefore, we are unable to accurately predict when, or if, the Merger will close. If we are unable to close the Merger for any reason, we will not realize the potential benefits of the Merger which may result in a material adverse effect on our business. In addition, we can provide no assurance that any required regulatory approval will not contain material condition or restrictions. There also can be no assurance as to the cost, scope or impact on our business, results of operations, financial condition or prospects of the actions that may be required in order to obtain the necessary regulatory approvals.

We expect to incur a significant amount of non-recurring expenses in connection with the Merger, including legal, accounting, integration and other expenses. The amounts of these expenses will be based on a variety of factors but may be material individually or in aggregate. Many of these expenses are payable by us whether or not the Merger is completed. Our management is also devoting a significant proportion of their time and resources to consummate the Merger, however, there can be no assurance that such activities will result in the consummation of this transaction.

In the event that any of these closing conditions are not satisfied, we may not be able to consummate the Merger, despite the cost and time involved in pursuing this strategic acquisition.

***We may fail to realize all of the anticipated benefits of the Merger, or those benefits may take longer to realize than expected.***

We believe that there are significant benefits and synergies that may be realized through leveraging the processes and scale of UWMC and Two Harbors. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt our existing operations if not implemented in a timely and efficient manner. The full benefits of the Merger, including the anticipated growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the Merger could adversely affect our results of operations, financial position or cash flows, cause dilution to our earnings per share, decrease or delay any accretive effect of the Merger and negatively impact the price of our Class A common stock.

Following completion of the Merger, our success will depend, in part, on our ability to manage the expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of Two Harbors into our existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with industry contacts and business partners.

We will be required to devote significant attention and resources prior to the closing of the Merger to prepare for the post-closing integration and operations. In addition, we will be required to devote significant attention and resources post-closing to successfully align our business practices and operations with Two Harbors. This process may disrupt our business and, if ineffective, would limit the anticipated benefits of the Merger.

***Our transition to in-house servicing operations for our MSR portfolio and the commencement of serving as a subservicer for third party owned MSRs may expose us to new and additional risks.***

As previously disclosed, we have begun transitioning mortgage servicing operations in-house, and we will soon begin directly servicing a portion of the mortgage loans underlying our MSRs as well as mortgage loans underlying MSRs owned by third parties in connection with the Merger. We have not previously directly conducted mortgage servicing operations, instead relying on entities whose primary business was the servicing of mortgage loans. We have less experience in directly managing the risks associated with servicing including regulatory compliance and meeting the processing times and quality standards established by GSEs and Ginnie Mae and expected by borrowers.

If we are unable to (i) manage these new risks, (ii) retain experienced personnel, (iii) successfully integrate these operations and technologies into our operations and technologies or (iv) expand servicing operations to support our MSR portfolio, our ability to recognize the anticipated benefits of the merger with Two Harbors may be adversely impacted. Furthermore, our ability to attract and retain customers and deliver anticipated growth is highly dependent upon the external perceptions of our quality and responsiveness of our service, trustworthiness, business practices, financial condition and other subjective qualities. If we are unable to maintain our high level of service during the implementation and expansion of the new in-house servicing operations, it could damage our reputation among our Independent Mortgage Brokers and existing and potential customers. In turn, this could decrease the demand for our loans, increase regulatory scrutiny and detrimentally effect our business.

***All of our mortgage loans are initiated by third parties, which exposes us to business, competitive and underwriting risks.***

As a Wholesale Mortgage Lender, we market and originate mortgage loans exclusively through independent third-parties, comprised of Independent Mortgage Brokers. While we believe using Independent Mortgage Brokers best serves mortgage consumers, our reliance on third parties presents risks and challenges, including the following:

- Our business depends in large part on the marketing efforts of our clients and on our ability to offer loan products and services that meet the requirements of our clients and their borrowers. However, loan officers are not obligated to sell or promote our products and many sell or promote competitors' loan products in addition to our products. Some of our competitors may have higher financial strength ratings, may offer a larger variety of products, and/or may offer higher incentives than we do. Therefore, we may not be able to continue to attract and retain clients to originate loans for us. The failure or inability of our clients to successfully market our mortgage products to prospective borrowers could, in turn, have a material adverse impact on our business, financial condition and results of operations.

- Communication with prospective borrowers is primarily made through loan officers employed by third parties. Consequently, we rely on our clients and their loan officers to provide us accurate information on behalf of borrowers, including financial statements and other financial information, for us to use in deciding whether to approve loans. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the borrower, the loan officer or one of our team members, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations. Likewise, our clients may also lack sufficient controls and processes. Any such misrepresented information could have a material adverse effect on our business and results of operations.

- Some borrowers do not differentiate between their loan officer (or the employer of the loan officer) and their mortgage lender, therefore (i) developing brand recognition can be challenging and requires us to coordinate with our clients and (ii) poor customer service, customer complaints or negative word-of-mouth or publicity resulting from the performance of our clients could severely diminish consumer confidence in and use of our services. To maintain good customer relations, we must ensure that our clients provide prompt, accurate and differentiated customer service. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help our clients carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to properly manage our clients could compromise our ability to handle customer complaints effectively. If we do not handle borrower complaints effectively, our reputation and brand may suffer and we may lose our borrowers' confidence which could have a material adverse impact on our results of operations and profitability.

- Growth in our market share is principally dependent on growth in the market share controlled by the wholesale channel. Continued advancements or the perception of efficiency in "direct-to-the-consumer" distribution models may impact the overall market share controlled by our clients and make it more difficult for us to grow, or require us to establish relationships with more clients.

***Our products rely on software and services from third-party vendors and if any of these services became unavailable or unreliable, it could adversely affect the quality and timeliness of our mortgage origination process.***

In addition to our proprietary software, we license third-party software and depend on services from various third parties for use in our products. For example, we rely on third-party vendors for our online mortgage application services, to generate the documents required for closing the mortgage, to generate flood certifications, to confirm employment, and to facilitate appraisal services for borrowers. While there are other providers of these services in the market, any loss of the right to use any of the software or services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could adversely affect our reputation and our future financial condition and results of operations.

Additionally, we will rely on third-party software in our new in-house servicing operations. For example, in 2025 we made a strategic investment in BILT Technologies, Inc. ("BILT"), which provides us with strategic opportunities for broker loyalty and borrower engagement services as we continue to transition servicing in-house. BILT will act as an important component of our new servicing operations and any loss of the right to use the BILT platform or failure in BILT's software or programming could adversely affect our servicing operations.

Furthermore, we remain responsible for ensuring our loans are originated in compliance with applicable laws. Despite our efforts to monitor such compliance, any errors or failures of such third-party vendors or their software to perform in the manner intended could result in loan defects potentially requiring repurchase or incurring costs to respond to alleged regulatory violations. In addition, any errors or defects in or failures of the other software or services we rely on, whether maintained by us or by third parties, could result in errors or defects in our products or cause our products to fail, which could adversely affect our business and be costly to correct. Many of our third-party vendors attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients, borrowers or other third parties that could harm our reputation and increase our operating costs. Any failure to do so could adversely affect our ability to deliver effective products to our clients, borrowers and loan applicants and adversely affect our business.

***The conduct of the Independent Mortgage Brokers through whom we originate mortgage loans could subject us to fines or other penalties.***

We depend exclusively on Independent Mortgage Brokers for our loan originations. These clients are subject to parallel and separate legal obligations. While these laws may not explicitly hold the originating lenders responsible for the legal violations of such entities, U.S. federal and state agencies increasingly have sought to impose such liability. For example, the DOJ, through its use of a disparate impact theory under the Fair Housing Act, has held originating lenders responsible for the pricing practices of third parties, alleging that the lender is directly responsible for the total fees and charges paid by the borrower even if the lender neither dictated what the third party could charge nor kept the money for its own account. See "—*Regulatory agencies and consumer advocacy groups are asserting claims that the practices of lenders and loan servicers violate anti-discrimination laws.*" In the past few years, there were a number of actions brought by the DOJ and other federal and state agencies under ECOA that allege that lenders have engaged in "redlining" by engaging in acts or practices directed at discouraging potential loan applicants from seeking financing. Even though we do not market directly to consumers, the failure or inability of our clients and their loan officers to attract certain classes of borrowers could result in actions being brought against us. In addition, under the TILA-RESPA Integrated Disclosure ("TRID") rule, we may be held responsible for improper disclosures made to borrowers by our clients. While we seek to use technology, such as our LOS, to monitor whether these clients and their loan officers are complying with their obligations, our ability to ensure the Independent Mortgage Brokers who refer loans to us remain compliant across their operations is extremely limited. Consequently, we may be subject to claims for fines or other penalties based upon the conduct of our clients and their loan officers with whom we do business, which could have a material effect on our operating results and financial condition.

***The mortgage industry can be very cyclical, with loan origination volumes varying materially based on macroeconomic conditions. If we are unable to effectively manage our team members during periods of volatility, it could adversely affect our current business operations and our growth.***

The mortgage industry can be very cyclical, with loan origination volumes varying materially based largely on macroeconomic conditions. Our ability to effectively manage significant increases and decreases in loan origination volume will depend on our ability to hire, integrate, train and retain highly-qualified personnel for all areas of our organization during these periods of changing volume. Any talent acquisition and retention challenges or mismanagement of our personnel needs in these situations could reduce our operating efficiency, increase our costs of operations and harm our overall financial condition. As the pool of qualified candidates has continued to be limited and there continues to be significant competition for talent, we may face challenges in hiring and retaining highly qualified personnel in changing environments. Additionally, we invest heavily in training our team members, which increases their value to competitors who may seek to recruit them. If we do not effectively manage our pool of team members in times of volatility, it could disrupt our business operations and have a negative impact on our long-term growth.

The Presidential Administration continues to make significant changes to the structure and activities of the federal government. The Administration has indicated a desire to swiftly implement an "affordability agenda" meant to counter inflation, make daily expenditures more accessible for consumers and address the cost of homeownership. The scope, timing, and substance of these efforts remain unclear and are subject to change. For example, the Federal Reserve has announced that it wants to make mortgage originations cheaper and more appealing to banks by removing the requirement to deduct mortgage servicing assets from regulatory capital.  To the extent that these changes are not successful or increase costs on us or the Independent Mortgage Brokers who partner with us, they could have an adverse effect on our growth.

***We may not be able to detect or prevent cyberattacks and other data and security breaches, which could adversely affect our business and subject us to liability to third parties.***

We are dependent on information technology networks and systems, particularly for our loan origination systems and other technology-driven platforms, designed to provide best-in-class service and experience for clients and to ensure adherence to regulatory compliance, operational governance, training and security. In the ordinary course of our business, we receive, process, retain and transmit proprietary information and sensitive or confidential data, including the public and non-public personal information of our team members, clients and loan applicants. Despite devoting significant time and resources to ensure the integrity of our information technology systems, we have not always been able to, and may not be able to in the future, anticipate or implement effective preventive measures against all security breaches or unauthorized access of our information technology systems or the information technology systems of third-party vendors that receive, process, retain and transmit electronic information on our behalf.

Cybersecurity risks for lenders have significantly increased in recent years, in part, because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and other external parties, including foreign state actors. Additionally, the evolution and increased adoption and widespread availability of new AI technologies may increase our cybersecurity risks, including the potential ability to bypass encryption protections. We, our clients, borrowers and loan applicants, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks and other security breaches. Security breaches, cyberattacks such as computer viruses, malicious or destructive code, phishing attacks, denial of service or information, acts of vandalism, natural disasters, fire, power loss, telecommunication failures, team member misconduct, human error and developments in computer intrusion capabilities could result in a compromise or breach of the technology that we or our third-party vendors use to collect, process, retain, transmit and protect the personal information and transaction data of our team members, clients, borrowers and loan applicants. Similar events outside of our control can also affect the demands we and our vendors may make to respond to any security breaches or similar disruptive events.

We invest in industry-standard security technologies designed to protect our data and business processes against risk of data security breaches and cyberattacks. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as the adoption of standard data protection policies. We measure our data security effectiveness through industry-accepted methods and remediate significant findings. The technologies and other controls and processes designed to secure our team member, client, borrower and loan applicant information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may have not always prevented or detected, and may in the future fail to prevent or detect, unauthorized access to our team member, client, borrower and loan applicant information.

The techniques used to obtain unauthorized, improper or illegal access to our systems and those of our third-party vendors, our data, our team members', clients', borrowers' and loan applicants' data or to disable, degrade or sabotage service are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched. Therefore, we may be unable to anticipate these techniques and may not become aware of such a security breach in a timely manner, which could exacerbate any damage we experience. Security attacks can originate from a wide variety of sources, including third parties such as computer hackers, persons involved with organized crime or associated with external service providers, or foreign state or foreign state-supported actors. Those parties may also attempt to fraudulently induce team members, clients, borrowers and loan applicants or other users of our systems to disclose sensitive information in order to gain access to our data or that of our team members, clients, borrowers and loan applicants. Our failure to detect or prevent a cyberattack or other data or security breach could adversely affect our business.

The occurrence of any of the foregoing events could subject us to increased costs, litigation, disputes, damages, and other liabilities. In addition, the foregoing events could result in violations of applicable privacy and other laws. If this information is inappropriately accessed and used by a third party or a team member for illegal purposes, such as identity theft, we may be responsible to the affected individuals for any losses they may have incurred as a result of such misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liability to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our team members', clients', borrowers' and loan applicants' information. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses. Furthermore, any publicized security problems affecting our businesses and/or those of such third parties may negatively impact the market perception of our products and discourage clients or borrowers from doing business with us.

***Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.***

We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third parties and affiliates. Our websites and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Our technology must be able to facilitate a loan application experience that equals or exceeds the experience provided by our competitors. We have or may in the future experience service disruptions and failures caused by system or software failure, fire, power loss, telecommunications failures, team member misconduct, human error, computer hackers, computer viruses and disabling devices, malicious or destructive code, denial of service or information, as well as natural disasters, health pandemics and other similar events and our disaster recovery planning may not be sufficient for all situations. The implementation of technology changes and upgrades to maintain current and integrate new technology systems, such as AI, may also cause service interruptions. Any such disruption could interrupt or delay our ability to provide services to our clients and could also impair the ability of third parties to provide critical services to our business.

Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our loan origination operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our loan origination operations. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in client dissatisfaction and damage to our reputation and brand, and have a material impact on our business.

***The development, proliferation and use of AI could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.***

We believe the development and proliferation of AI will have a significant impact in our industry; however, the incipient nature of AI presents risks, challenges, and unintended consequences, including potential defects in the design and development of the technologies used to automate processes, misapplication of technologies, the reliance on data, rules or assumptions that may prove inadequate, information security vulnerabilities and failure to meet customer expectations, among others. For example, the use of AI algorithms may raise ethical concerns and legal issues due to perceived or actual unintentional bias in the processing and servicing of mortgage loans. While we aim to develop and use AI responsibly, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, including potential government regulation of AI, deficiencies or failures could give rise to legal and regulatory actions, damage our reputation or otherwise materially impact our business, financial condition, and liquidity. Further, it is possible that AI could meaningfully impact the labor market, unemployment rates and consumer savings, which in turn could negatively impact our business or our prospects for future growth.

Laws and regulations related to AI are evolving, and there is uncertainty as to potential adoption of new laws and regulations that may restrict or impose burdensome and costly requirements on our ability to use AI. We may receive claims from third parties, including our competitors, alleging that the use of AI technology infringes on or violates such third party's intellectual property rights. Adverse consequences of these risks related to AI could undermine the decisions, predictions or analyses such technologies produce and subject us to competitive harm, legal liability, heightened regulatory scrutiny and brand or reputational harm.

We may face significant competition in the market and may be unable to develop and implement AI at the same rate to keep pace with our competitors.

***We could be adversely affected if we do not adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.***

Our proprietary technology platforms and other proprietary rights are important to our success and our competitive position. We rely on intellectual property to protect our proprietary rights. Despite these measures, third parties may attempt to disclose, obtain, copy or use intellectual property rights owned or licensed by us and these measures may not prevent misappropriation, infringement, reverse engineering or other violation of intellectual property or proprietary rights owned or licensed by us. Furthermore, confidentiality procedures and contractual provisions can be difficult to enforce and, even if successfully enforced, may not be entirely effective. In addition, we cannot guarantee that we have entered into confidentiality agreements with all team members, partners, independent contractors or consultants that have or may have had access to our trade secrets and other proprietary information. Any issued or registered intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, and such intellectual property rights may be lost or no longer provide us with meaningful competitive advantages. Third parties may also independently develop products, services and technology similar to or duplicative of our products and services.

Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, patents, trade secrets or other intellectual property or proprietary rights. An assertion of an intellectual property infringement, misappropriation or other violation claim against us could result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant money damages, lose significant revenues, suffer harm to our reputation, be prohibited from using the relevant systems, processes, technologies or other intellectual property, cease offering certain products or services, or incur significant license, royalty or technology development expenses.

***Loss of our key management could result in a material adverse effect on our business.***

Our future success depends to a significant extent on the continued services of our senior management, including Mat Ishbia, our Chairman, President and Chief Executive Officer. The experience of our senior management is a valuable asset to us and would be difficult to replace. The loss of the services of our Chairman, President and Chief Executive Officer or other members of senior management could disrupt and have a detrimental effect on our business.

***We rely on a third party sub-servicer who services all the mortgage loans for which we hold MSRs, and our financial performance may be adversely affected by its inability to adequately perform its servicing functions.***

We contract with a third party sub-servicer for the servicing of the portion of the mortgage loans in our portfolio for which we retain MSRs. Although we use a third-party servicer, we, as master servicer, retain primary responsibility to ensure these loans are serviced in accordance with the contractual and regulatory requirements.

Therefore, the failure of our sub-servicer to adequately perform its servicing obligations may subject us to liability for their improper acts or omissions and adversely affect our financial performance. Specifically, we may be adversely affected:

- if our sub-servicer breaches its servicing obligations or is unable to perform its servicing obligations properly, which may subject us to damages or termination of the servicing rights, and cause us to lose loan servicing income and/or require us to indemnify an investor or securitization trustee against losses as a result of any such breach or failure;

- by regulatory actions taken against our sub-servicer, which may adversely affect its licensing and, as a result, its ability to perform their servicing obligations under GSE and U.S. government agency loans which require such licensing;

- by a default by our sub-servicer under its debt agreements, which may impact its access to capital to be able to perform its obligations;

- if our sub-servicer was to face adverse actions from the GSEs or Ginnie Mae due to economic or other circumstances that are difficult to anticipate and is terminated as a servicer under its agreements with the GSEs or Ginnie Mae;

- if as a result of poor performance by our sub-servicer, we experience greater than expected delinquencies and foreclosures on the mortgage loans being serviced, which could lead to liability from third party claims or adversely affect our ability to access the capital and secondary markets for our loan funding requirements;

- if our sub-servicer was the target of a cyberattack or other security breach, resulting in the unauthorized release, misuse, loss or destruction of information related to our current or former borrowers, or material disruption of our or our clients network access or business operations;

- if our sub-servicer becomes subject to bankruptcy proceedings; or

- if our sub-servicer terminates its agreement with us.

We currently rely on one nationally-recognized sub-servicer as we continue to transition servicing in-house. This sub-servicer counterparty concentration subjects us to a potentially greater impact if any of the risks described above were to occur, and any delay in transferring servicing to a new sub-servicer could further adversely affect servicing performance and cause financial losses. Any of these risks could adversely affect our results of operations, including our loan servicing income and the cash flow generated by our MSR portfolio. Any of these risks may be further exacerbated to the extent we materially increase our MSR portfolio in the future.

***We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances and could have a material adverse effect on our cash flows, business and financial condition.***

During any period in which one of our borrowers is not making payments on a loan we service, we are required under most of our servicing agreements to advance our own funds to meet some combination of contractual principal and interest remittance requirements, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties. In certain situations, our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a loan serviced by us defaults or becomes delinquent, or the mortgagee is allowed to enter into a forbearance, the repayment of advances may be delayed, which may adversely affect our liquidity. Any significant increase in required servicing advances or delinquent loan repurchases, could have an adverse impact on our cash flows, even if they are reimbursable.

With delinquent VA guaranteed loans, the VA guarantee may not make us whole on losses or advances we may have made on the loan. In addition, for certain loans sold to Ginnie Mae, we, as the servicer, have the unilateral right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets defined criteria, including being delinquent for longer than 90 days. Once we have the unilateral right to repurchase the delinquent loan, we have effectively regained control over the loan and we must recognize the loan on our balance sheet and recognize a corresponding financial liability. Any significant increase in seriously delinquent Ginnie Mae loans could have an adverse impact on our balance sheet, as well as our financial covenants that are based on balance sheet ratios.

Servicers of mortgage loans are often times contractually bound to advance monthly payments to investors, insurers and taxing authorities regardless of whether the borrower actually makes those payments. While Fannie Mae and Freddie Mac issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, we expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Approximately 1.62% of our serviced loans were 60+ days delinquent and 0.26% were in forbearance as of December 31, 2025.

Government intervention also occurs periodically as a result of natural disasters or other events that cause widespread borrower harm. Similar challenges and risks to servicers, including us, will likely occur when such events transpire in the future.

***The success and growth of our business will depend upon our ability to be a leader in technological innovation in our industry.***

We operate in an industry experiencing rapid technological change and frequent product introductions. In order to succeed, we must lead our peers in designing, innovating and introducing new technology and product offerings to make the mortgage origination process cheaper, faster and easier. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior client experience, the demand for our products and services may decrease, we may lose market share and our growth and operations may be harmed. We and many of our competitors are beginning to deploy AI and machine learning technology into systems and processes, and our ability to successfully adopt and implement AI and other technological advancements into our processes efficiently and effectively will impact our future competitiveness.

The origination process is increasingly dependent on technology, and our business relies on our continued ability to process loan applications over the internet, accept electronic signatures, provide instant process status updates and other client- and loan applicant-expected conveniences. Our proprietary and exclusively licensed technology is integrated into all steps of the loan origination process, from the original submission, to the underwriting to the closing. Our dedication to incorporating technological advancements into our loan origination and servicing platforms requires significant financial and personnel resources. For example, we have invested, and will continue to invest, significant capital resources on developing, maintaining and improving our proprietary technology platforms, including through the integration of AI into these platforms and processes.

To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution (1) becomes non-compliant with existing industry standards, (2) fails to meet or exceed the capabilities of our competitors' equivalent technologies or technological solutions, (3) becomes increasingly expensive to service, retain and update, (4) becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or (5) malfunctions or functions in a way we did not anticipate or that results in loan defects potentially requiring repurchase or originated loans which are alleged to violate consumer financial laws. As such, it is difficult to predict the problems we may encounter in improving the functionality of our websites and other technologies. If we are unable to successfully develop or adopt new technology as critical systems and applications become dated or obsolete and better options become available, or to respond to technological developments and changing client and borrower needs in a cost-effective manner, we may experience disruptions in our operations, lose market share or incur substantial costs.

***Fraud could result in significant financial losses and harm to our reputation.***

We use automated underwriting engines from Fannie Mae and Freddie Mac to assist us in determining if a loan applicant is creditworthy, as well as other proprietary and third-party tools and safeguards to detect and prevent fraud. We are unable, however, to prevent every instance of fraud that may be engaged in by our clients, borrowers or team members, and any seller, real estate broker, notary, settlement agent, appraiser, title agent, or third-party originator that misrepresents facts about a loan, including the information contained in the loan application, property valuation, title information, employment and income stated on the loan application. If any of this information was intentionally or negligently misrepresented and such misrepresentation was not detected prior to the acquisition or closing of the loan, the value of the loan could be significantly lower than expected, resulting in a loan being approved in circumstances where it would not have been, had we been provided with accurate data. A loan subject to a material misrepresentation is typically unsalable to the GSEs or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

High profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and negatively impact our business.

***Our counterparties may terminate our servicing rights, which could have a material adverse effect on our revenues.***

The majority of the mortgage loans we service are serviced on behalf of Fannie Mae, Freddie Mac and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

As is standard in the industry, under the terms of our master servicing agreements with the GSEs, the GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with the GSEs with little or no notice and without any compensation. If any of Fannie Mae, Freddie Mac or Ginnie Mae were to terminate us as a servicer, or increase our costs related to such servicing by way of additional fees, fines or penalties, such changes could have a material adverse effect on the revenue we derive from servicing activity, as well as the value of the related MSRs. These agreements, and other servicing agreements under which we service mortgage loans for non-GSE loan purchasers, also require that we service in accordance with the GSE servicing guidelines and contain financial covenants. If we were to have our servicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business.

***If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contributes to our business.***

We believe that a critical component of our success is our corporate culture and our deep commitment to our mission. We believe this mission-based culture fosters innovation, encourages teamwork and cultivates creativity. Our mission defines our business philosophy as well as the emphasis that it places on our clients, our people and our culture and is consistently reinforced to and by our team members. As we have significantly increased our team members it may be harder to maintain our corporate culture. If we are unable to preserve our culture, this could negatively impact our future success, including our ability to attract and retain team members, encourage innovation and teamwork, and effectively focus on and pursue our mission and corporate objectives.

***Substantially all of our operations are housed on one campus, and if the facilities are damaged or rendered inoperable by natural or man-made disasters, our business may be negatively impacted.***

Substantially all of our operations are housed on one campus in Pontiac, Michigan. Our campus could be harmed or rendered inoperable by natural or man-made disasters, including tornadoes, earthquakes, fires, power shortages, telecommunications failures, water shortages, floods, extreme weather conditions, and other natural or man-made disasters, pandemics, or other business interruptions. If due to such disaster a significant portion of our team members must work remotely for an extended period of time, our business may be negatively impacted. See "*—If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contribute to our business.*" In addition, it could be costly and time-consuming to repair or replace our campus.

**Risks Related to our Financing**

***We rely on our warehouse facilities, structured as repurchase agreements, to finance our loan originations. These instruments are short-term and subject us to various risks different from other types of credit facilities.***

We fund a vast majority of the mortgage loans we originate through borrowings under our short-term warehouse facilities and funds generated by our operations. Our ability to fund our loan originations may be impacted by our ability to secure further such borrowings on acceptable terms. Our warehouse facilities typically renew annually, although as of December 31, 2025, one of our facilities ($4.5 billion in available credit) had a two year renewal term. As of December 31, 2025, all but $900.0 million of our warehouse facilities were uncommitted and can be terminated by the applicable lender at any time. Our warehouse facilities are generally structured in the form of repurchase agreements. We currently leverage and, to the extent available, intend to continue to leverage the mortgage loans we originate with borrowings under these repurchase agreements. When we enter into repurchase agreements, we sell mortgage loans to other lenders, which are the repurchase agreement counterparties, and receive cash from these lenders. These lenders are obligated to resell the same assets back to us at the end of the term of the transaction, which typically ranges from 30 to 90 days, but may have terms of up to 364 days or longer. These repurchase agreements subject us to various risks:

- If we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements also typically contain cross default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of our repurchase agreements, we may need to enter into replacement agreements with different lenders.

- If the market value of the loans pledged or sold by us under a repurchase agreement borrowing to a counterparty lender declines, the lender may initiate a margin call and require us to either post additional collateral to cover such decrease or repay a portion of the outstanding borrowing. We may not have the funds available to do so, and we may be required to liquidate assets at a disadvantageous time to avoid a default, which could cause us to incur further losses and limit our ability to leverage our assets. If we are unable to satisfy a margin call, our counterparty may accelerate repayment of our indebtedness, increase interest rates, liquidate the collateral (which may result in significant losses to it) or terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection. A rapidly rising interest rate environment may increase the likelihood of additional margin calls that could adversely impact our liquidity.

- The warehouse facilities subject us to counterparty risk. The amount of cash that we receive from a lender when we initially sell the mortgage loans to that lender is less than the fair value of those loans (this difference is referred to as the "haircut"). If the lender defaults on its obligation to resell the loans back to us, we could incur a loss on the transaction equal to the amount of the haircut (assuming that there was no change in the fair value of the loans, which the lenders are generally permitted to revalue to reflect current market conditions).

- We incur losses on a repurchase transaction if the value of the underlying loans has declined as of the end of the transaction term (including as a result of a lender counterparty revaluing the loans), as we would have to repurchase the loans for their initial value but would receive loans worth less than that amount if the loans have not been effectively hedged.

Our warehouse lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our warehouse facilities will be directly related to the lenders' valuation of our assets that cover the outstanding borrowings.

Our use of this short-term financing exposes us to the risk that our lenders may respond to market conditions by making it more difficult for us to renew or replace on a continuous basis our maturing short-term warehouse facility borrowings. If we are not able to renew our then existing warehouse facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under this type of financing, we may have to curtail our loan origination activities and/or dispose of assets.

***We depend on our ability to sell loans and MSRs in the secondary market to fund our operations.***

Substantially all of our loan originations are sold into the secondary market. We securitize loans into MBS through Fannie Mae, Freddie Mac, Ginnie Mae, or through our own private label securitizations and sell individually or in bulk to private investors, through mortgage conduits. Sales through the GSEs and Ginnie Mae are limited to conforming loans and non-GSE products, such as jumbo mortgage loans and home equity lines of credits (HELOCs), or for which the GSEs may have imposed limitations, are sold directly to either private investors or into the market through private label securitizations. The gain recognized from origination and subsequent sales in the secondary market represents a significant portion of our revenues and net earnings. A decrease in the prices paid to us upon sale could be detrimental to our business, as we are dependent on the cash generated from such sales to fund our future loan closings and repay borrowings under our warehouse facilities. Furthermore, non-GSE and Ginnie Mae sales typically take longer to execute which can increase the amount of time that a mortgage loan is held, which exposes us to additional market risk and increased liquidity requirements. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans, we may lack liquidity to continue to fund such loans and our revenues and margins on new loan originations could be materially and negatively impacted.

In addition to the sale of our mortgage loans, we sell MSRs and excess servicing on GSE loans into the market to fund our operational and financing cash needs. The cash generated from the sale of MSRs and GSE excess servicing in the secondary market represents a material source of liquidity and revenue. In recent years we have retained significant amounts of excess servicing on both GSE and Ginnie Mae loans, which is the portion of the mortgage service fee left over after the minimum base mortgage servicing fees paid to mortgage servicers for the maintenance of MBS are deducted. To the extent that excess servicing is retained and cannot be separated from base servicing and sold (as is the case for excess servicing on Ginnie Mae loans), the value of our MSR asset may be even more sensitive to changes in interest rates. We occasionally enter into transactions for MSRs on GSE loans whereby the rights to the excess servicing fees are separated, securitized by the GSEs and sold. As part of these transactions, we retain the obligation to service the loan and therefore continue to receive the base servicing fee. When excess servicing is priced as part of these sale transactions, it is valued based on an estimate of how long the cash flows will last (i.e., how long the related mortgages will be outstanding). The value of excess servicing can change dramatically when interest rates change, because changes in current interest rates relative to the interest rate on the mortgage determine how long the cash flows from excess servicing associated with that mortgage might last. Consequently, while we have been able to sell the excess servicing on GSE loans to generate liquidity, there is no assurance that changes in valuation of MSRs or excess serving may not reduce the value of the assets or the price at which we can sell such assets.

***A substantial portion of our assets are measured at fair value, and if our estimates with respect to the determination of the fair value of those assets prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our earnings, financial condition and liquidity.***

We measure the fair value of our mortgage loans, derivatives and MSRs on a recurring basis. Fair value determinations require many estimates and assumptions made by our management, especially to the extent there are not active markets for identical assets. For example, we generally estimate the fair value of loans based on quoted market prices for securities backed by similar types of loans. If quoted market prices are not available, fair value is estimated based on other relevant factors, including dealer price quotations and prices available for similar instruments, to approximate the amounts that would be received from a third party. In addition, the fair value of interest rate lock commitments, or IRLCs, are measured based upon the difference between the current fair value of similar loans (as determined generally for mortgages at fair value) and the price at which we have committed to originate the loans, subject to the pull-through factor. Further, MSRs do not trade in an active market with readily observable prices and, therefore, their fair value is determined using a valuation model that calculates the present value of estimated net future cash flows, using estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income and ancillary income, and late fees. If our estimates of fair value prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our financial condition and results of operations.

***Our financing arrangements subject us to risk in volatile interest rate environments.***

Our financing arrangements subject us to risk from volatile interest rates. Borrowings under our warehouse facilities and some of our other financing facilities are at variable rates of interest based on short term rate indexes, whereas our mortgage loans that serve as collateral for the warehouse facilities are generally based on long-term interest rates, which exposes us to interest rate risk. If short term interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase and if long-term rates do not increase in kind, our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease. Furthermore, we have also issued $3.0 billion in principal amount of senior unsecured notes that mature in 2027, 2029, 2030, and 2031. When each note matures, there is a risk that the notes will need to be refinanced at higher interest rates, or that we will have to use other sources of liquidity to repay these notes, either of which could have an adverse effect on our business or results of operations.

***Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates.***

Our profitability is directly affected by changes in interest rates. The market value of closed mortgage loans and interest rate locks generally change along with interest rates. The value of these instruments moves opposite of interest rate changes. For example, as interest rates rise, the value of these existing financial instruments falls.

We employ various economic hedging strategies to mitigate the interest rate risk and the anticipated loan financing probability or "pull-through risk" inherent in such mortgage assets. Our use of these hedge instruments may expose us to counterparty risk as they are not traded on regulated exchanges or guaranteed by an exchange or our clearinghouse and, consequently, there may not be the same level of protections with respect to margin requirements and positions and other requirements designed to protect both us and our counterparties. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the domicile of the counterparty, applicable international requirements. Consequently, if a counterparty fails to perform under a derivative agreement we could incur a significant loss.

Our hedge instruments are accounted for as free-standing derivatives and are included on our consolidated balance sheet at fair value. Our operating results could be negatively affected because the losses on the hedge instruments we enter into may not be offset by a change in the fair value of the related asset or liability.

Our hedging strategies also require us to provide cash margin to our hedging counterparties from time to time. The Financial Industry Regulatory Authority (FINRA) requires us to provide daily cash margin to (or receive daily cash margin from, depending on the daily value of related instrument) our hedging counterparties in excess of certain thresholds. The collection of daily margins between us and our hedging counterparties could, under certain market conditions, adversely affect our short-term liquidity and cash-on-hand. Additionally, our hedge instruments may expose us to counterparty risk—the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which loss exceeds the value of existing collateral, if any.

Our hedging activities in the future may include entering into interest rate swaps, caps and floors, options to purchase these items, purchasing or selling U.S. Treasury securities, and/or other tools and strategies. These hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. These hedging strategies may be less effective than our current hedging strategies in mitigating the risks described above, which could be detrimental to our business and financial condition.

***Our rights under our repurchase agreements may be subject to the effects of bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the repurchase agreements, which may allow our lenders to repudiate our repurchase agreements.***

In the event of insolvency or bankruptcy, repurchase agreements normally qualify for special treatment under the U.S. bankruptcy code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. bankruptcy code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

***Our financing arrangements contain certain financial and restrictive covenants that limit our ability to operate our business.***

Our warehouse facilities contain, and our other current or future debt agreements contain or may contain, covenants imposing operating and financial restrictions on our business, including requirements to maintain a certain minimum tangible net worth, minimum liquidity, maximum total debt or liabilities to net worth ratio, profitability requirements, litigation judgment thresholds, and other customary debt covenants. For example, the indentures governing our outstanding Senior Notes contain covenants imposing operating and financial restrictions on our business. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity, and could significantly impede us from growing our business and place us at a competitive disadvantage in relation to federally chartered banks and certain other financial institutions.

A breach of the covenants under our warehouse facilities, Senior Notes, or other debt agreements can result in an event of default under these facilities and as such allow the lenders to pursue certain remedies. In addition, each of these facilities includes cross default or cross acceleration provisions that could result in most, if not all, facilities terminating if an event of default or acceleration of maturity occurs under any facility.

In addition, the covenants and restrictions in our warehouse facilities, indentures governing our Senior Notes, and other debt agreements may restrict our ability to, among other things:

- make certain investments;
- declare or pay dividends on capital stock;
- redeem or purchase capital stock and certain debt obligations;
- incur liens;
- enter into transactions with affiliates;
- enter into certain agreements restricting our subsidiaries' ability to pay dividends;
- incur indebtedness; and
- consolidate, merge, make acquisitions and sell assets.

These restrictions may interfere with our ability to obtain financings or to engage in other business activities, which could have a material adverse effect on our business, liquidity, financial condition, cash flows and results of operations. In addition, if we are unable to meet or maintain the necessary covenant requirements or satisfy, or obtain waivers for, the continuing covenants, we may lose the ability to borrow under all of our financing facilities, which could be detrimental to our business.

**Risks Related to our Regulatory Environment**

*We operate in a heavily regulated industry, and our mortgage loan origination and servicing activities expose us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the U.S. federal, state and local levels.*

Due to the heavily regulated nature of the mortgage industry, we and our clients are required to comply with a wide array of U.S. federal, state and local laws, rules and regulations that concern, among other things, the manner in which we conduct our loan origination and servicing businesses and the fees that we may charge, and the collection, use, retention, protection, disclosure, transfer and processing of personal information by us and our clients. Governmental authorities and various U.S. federal and state agencies have broad oversight and supervisory authority over our business.

Because we originate mortgage loans and provide servicing activities nationwide, we must be licensed in all relevant jurisdictions that require licensure, and we are required to comply with each such jurisdiction's respective laws and regulations, as well as with judicial and administrative decisions applicable to us. Such licensing requirements also generally require the submission of information regarding any person who has 10% or more of the combined voting power of our outstanding equity interests. In addition, we and our clients are currently subject to a variety of, and may in the future become subject to additional U.S. federal, state and local laws that are continuously evolving and developing, including, but not limited to, laws on advertising, as well as privacy laws, including the Telephone Consumer Protection Act ("TCPA"), the Gramm-Leach-Bliley Act ("GLBA"), the CAN-SPAM Act, and a growing number of state privacy laws including, most notably, the California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"). We expect more states to enact legislation similar to the CCPA and CPRA, which increase the privacy and security obligations of entities handling certain personal information of such consumers and could require us to provide consumers with privacy rights such as the right to request deletion of their data, the right to receive data on record for them and the right to know what categories of data (generally) are maintained about them. These regulations directly impact our business and require ongoing compliance, monitoring and internal and external audits as they continue to evolve, and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Subsequent changes to data protection and privacy laws could also impact how we process personal information, and therefore limit the effectiveness of our products or services or our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of personal information. Additionally, the interpretation of such data protection and privacy laws is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and such measures may have been or may prove to be insufficient or incorrect.

We and our clients must also comply with a number of federal, state and local consumer financial services, laws and regulations including, among others, the Truth in Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act ("ECOA"), the Fair Credit Reporting Act, the Fair Housing Act, the TCPA, the GLBA, the Servicemembers Civil Relief Act, the Homeowners Protection Act, the Home Mortgage Disclosure Act, the SAFE Act, the Federal Trade Commission Act, the TRID rules, the Dodd-Frank Act, the Appraisal Independence Rule, the Bank Secrecy Act, U.S. federal and state laws prohibiting unfair, deceptive, or abusive acts or practices, and state foreclosure laws. These laws and regulations mandate certain disclosures and notices to borrowers and apply to loan origination, home appraisal, marketing, use of credit reports, safeguarding of non-public, personally identifiable information about borrowers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features. The Appraisal Independence Rule requires that there be a separation of duties to ensure no conflicts of interest. As part of our strategy to provide our clients innovative solutions to bottlenecks in the mortgage loan pipeline, in 2021, we launched UWM Appraisal Direct, in which we directly engage appraisers rather than utilizing an appraisal management company, and in 2022, we launched TRAC, which provides an alternative to the traditional title and closing process by removing the need for a lender title policy. While we believe that these programs meet all of the regulatory and legal requirements, there is a risk that a regulatory agency could decide that our programs do not meet all of the regulatory and legal requirements, or that our programs will not be accepted by other market participants, which could expose us to additional liability, or subject us to repurchase obligations.

Various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection Act of 1994 ("HOEPA") prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. Our failure to comply with these laws, or the failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as an originator or a servicer, as applicable, or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or could be fined or incur losses.

Both the scope of the laws, rules and regulations and the intensity of the regulatory oversight to which our business is subject has increased over time. In the past years, regulatory enforcement and fines had become more significant across the financial services sector. For example, various federal regulatory agencies and departments, including the DOJ and CFPB, have historically taken the position that antidiscrimination statutes, such as the FHA and the ECOA, that prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, ethnicity, sex, religion and national origin apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative effect on a protected class of individuals). While the recent change in Presidential Administration is expected to reduce the rule making and enforcement power of these regulatory agencies, it is not clear the scope of such future limitations or the timing for implementation. For example, in February 2026, the DOJ entered into a settlement with a Texas-based lender-developer to resolve alleged violations of the FHA and the ECOA, imposing tens of millions of dollars of remediation expenses on the lender. Furthermore, it is not clear what effect those changes will have, or whether as a result of lesser oversight by the federal authorities, states will increase their regulatory oversight. Moreover, subsequent changes in administrations may result in yet other changes in regulatory oversight and enforcement. As these U.S. federal, state and local laws evolve, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately and to train our team members effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations, including loss of our licenses and approvals to engage in our servicing and lending businesses, costs associated with defending ourselves from investigations and enforcement actions or resulting administrative fines and penalties and civil and criminal liability, including class action lawsuits, which could be detrimental to our business.

The laws and regulations applicable to us are subject to administrative or judicial interpretation. Furthermore, state and federal agencies may differ in their interpretations as may private plaintiffs. Litigation amongst these various agencies and between private plaintiffs, including participants in the mortgage industry, and these agencies have added complexity and ambiguity in interpreting these regulations. Ambiguities in applicable laws and regulations may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws difficult, uncertain and costly. The adoption by industry participants of different interpretations of these statutes and regulations has added uncertainty and complexity to compliance and may result in them having a short or long term competitive advantage. If we are deemed to have violated applicable statutes or regulations, it could result in regulatory investigations, state or federal governmental actions or private civil claims, including class actions, being brought against us. Such litigation would cause us to incur costs, fines and legal expenses in connection with these matters, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand, any of which could have a material adverse effect on our business, financial condition or results of operations.

To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds and/or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. In addition, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities we conducted in the past. Furthermore, provisions in our mortgage loan documentation, including but not limited to the mortgage and promissory notes we use in loan originations, could be construed as unenforceable by a court. We have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

Although we have compliance management systems and procedures to comply with these legal and regulatory requirements, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner, which could render our current business practices non-compliant or which could make compliance more difficult or expensive. Any of these, or other, changes in laws or regulations could have a detrimental effect on our business.

***Changes in regulatory capital, liquidity, and net worth requirements applicable to non-bank mortgage companies could materially affect our ability to operate and grow our business.***

We are also subject to minimum financial eligibility requirements established by the FHA, VA, USDA, HUD, GSEs, Ginnie Mae, and certain state regulators, including net worth, capital ratio and/or liquidity criteria in order to set a minimum level of capital needed to adequately absorb potential losses and a minimum amount of liquidity needed to service such agency mortgage loans and MBS and cover the associated financial obligations and risks. The minimum liquidity requirements of the GSEs and Ginnie Mae were updated in 2023, increasing certain requirements, and Ginnie Mae implemented a new minimum risk-based capital ratio requirement which became effective as of December 31, 2024. We must satisfy these requirements on an ongoing basis in order to maintain our agency approvals and state licenses. The FHFA and other regulators have signaled their intent to impose more stringent capital and liquidity standards on non-bank mortgage servicers, reflecting concerns about the systemic risks posed by the growth of non-bank servicing. Any increase in applicable capital or liquidity requirements, whether arising from regulatory rulemaking, changes in agency guidelines, or examination findings, could require us to raise additional capital, reduce our leverage, or curtail our origination and servicing activities. There can be no assurance that we would be able to satisfy more stringent requirements, and failure to do so could result in the loss of agency approvals, restrictions on our business, or other adverse consequences that could have a material adverse effect on our business, liquidity, financial condition, cash flows and results of operations.

***The CFPB has traditionally been active in its monitoring of the loan origination and servicing sectors, and to the extent that it continues its path of regulation and examination it will impact our regulatory compliance burden and associated costs.***

We are subject to the regulatory, supervisory and enforcement authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking and enforcement authority with respect to most of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA and RESPA and the FDCPA. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability-to-repay, "Qualified Mortgage" standards and other origination standards and practices as well as guidance addressing relationships with brokers, communication with borrowers, secondary market transactions, servicing requirements that address, among other things, periodic billing statements, certain notices and acknowledgments, prompt crediting of borrowers' accounts for payments received, additional notice, review and timing requirements with respect to delinquent borrowers, loss mitigation, prompt investigation of complaints by borrowers, and lender-placed insurance notices. Beyond these mortgage-specific initiatives, the CFPB has also issued regulations of fee-based business models and so-called "junk fees," fair lending and servicing, and potential misuse of consumer data. With the second term of the Trump Administration, a level of heightened uncertainty exists with respect to the future of the CFPB, including its leadership. We cannot predict the specific legislative or executive actions that may result or what actions state regulators or enforcement agencies might take in response to changes to the federal regulatory environment. Such actions could impact the industry generally, could impact our ability to reach acceptable resolution with the CFPB or other regulatory or enforcement agencies on outstanding examinations or reviews.

***The state regulatory agencies, GSEs and others continue to be active in their supervision of the loan origination and servicing sectors and the results of these examinations may be detrimental to our business.***

State attorneys general, state licensing regulators, and state and local consumer financial protection offices have authority to examine us and/or investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. To the extent that the CFPB or other federal agencies decrease or are perceived to decrease their regulation or oversight of the loan origination and servicing sectors, it may result in increased activity at the state level. This could increase costs and uncertainty as we would have to comply with a variety of state rules and state interpretations of federal statutes, rather than just one federal regulation. Furthermore, as national lender, we will effectively have to comply with strictest interpretation whereas some of our regional or state competitors may not, which could provide them a competitive advantage. In addition, the GSEs and the FHFA, Ginnie Mae, the FTC, HUD, various investors, non-agency securitization trustees and others subject us to periodic reviews and audits. A determination that we have failed to comply with applicable law could lead to enforcement action, administrative fines and penalties, or other administrative action.

***If we do not obtain and maintain the appropriate state licenses, we will not be allowed to originate or service loans in some states, which would adversely affect our operations.***

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage lenders and mortgage loan servicing companies. In most states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business. In addition, as we roll out new services and products, such as title review, settlement services and direct appraisals, we may be subject to additional licenses or regulations.

We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could restrict our ability to originate, purchase, sell or service loans. In addition, our failure to satisfy any such requirements relating to servicing of loans could result in a default under our servicing agreements and have a material adverse effect on our operations. Those states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could limit our ability to originate, purchase, sell or service loans in a certain state, or could result in a default under our financing and servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could have a detrimental effect on our business to the extent they conflict with practices and/or operations we currently employ.

***If new laws and regulations lengthen foreclosure times or introduce new regulatory requirements regarding foreclosure procedures, our operating costs could increase and we could be subject to regulatory action.***

When a mortgage loan we service is in foreclosure, we are generally required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes, insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. These servicing advances are generally recovered when the delinquency is resolved. Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process. These regulatory actions and similar actions that may be taken in the future could increase our operating costs and negatively impact our liquidity, as they may extend the period for which we are required to make advances for delinquent principal and interest, taxes and insurance, and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances.

Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or addressing any allegation that we improperly foreclosed on a borrower. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

***Our servicing policies and procedures are subject to examination by our regulators, and the results of these examinations may be detrimental to our business.***

As a loan servicer, we are examined for compliance with U.S. federal, state and local laws, rules and guidelines by numerous regulatory agencies. It is possible that any of these regulators will inquire about our servicing practices, policies or procedures and require us to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our servicing policies and procedures do not comply with applicable law could lead to penalties and fines, changes to our servicing practices and standards, transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events, which could adversely affect our business, financial condition or results of operations.

***From time to time, we are subject to various legal actions that if decided adversely, could be detrimental to our business.***

From time to time, we are named as a defendant in legal proceedings alleging improper lending, servicing or marketing practices, abusive loan terms and fees, disclosure violations, quiet title actions, improper foreclosure practices, violations of consumer protection, securities or other laws, breach of contract and other related matters, including any potential legal proceedings in connection with the merger with Two Harbors. In addition, we have a large number of team members and have increased our profile in the community and nationally. As a result, the number of lawsuits against us regarding alleged violation of employment laws, including wage and hour, and other employment issues, has and may continue to increase. In recent years there has been an increase in the number of collective and class actions with respect to employment matters against employers generally. Coupled with the expansion of social media platforms and similar platforms that allow individuals access to a broad audience, these claims, whether or not they have merit, could result in reputational risk, negative publicity, out-of-pocket costs and distractions to our management team.

***We are subject to various consumer protection regulatory regimes which expose us to liability directly from consumers.***

We operate in an industry that is highly sensitive to consumer protection, and we and our clients are subject to numerous local, state and federal laws that are continuously changing. Remediation for non-compliance with these laws can be costly and significant fines may be incurred. We are routinely involved in consumer complaints, regulatory actions and legal proceedings in the ordinary course of our business and may become subject to class action suits alleging non-compliance with these laws. If we were to become involved in a lengthy litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business. We are also routinely involved in state regulatory audits and examinations, and occasionally involved in other governmental proceedings arising in connection with our respective businesses. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from actions taken by government regulators and community organizations in response to our activities, from consumer complaints, including in the CFPB complaints database, and from media coverage, whether accurate or not. Any of these types of matters could cause us to incur costs, loss of business, fines and legal expenses, regardless of any eventual ruling in our favor, and could also harm the reputation of our brand. Any of these instances could have a material adverse effect on our business, financial condition or results of operations.

***Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our financial statements.***

Accounting rules for mortgage loan sales and securitizations, valuations of financial instruments and MSRs, investment consolidations, income taxes and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders and also increase the risk of errors and restatements, as well as the cost of compliance. Our inability to timely prepare our financial statements in the future would likely be considered a breach of our financial covenants and adversely affect our share price significantly, and may jeopardize our federal approvals and state licenses, which may require periodic submission of financial statements. Changes in accounting interpretations or assumptions as well as accounting rule misinterpretations could result in differences in our financial results or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

**Risks Associated with Our Corporate Structure and our Capital Structure**

***In certain circumstances, Holdings LLC will be required to make distributions to us and SFS Corp. and the distributions that Holdings LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the tax receivable agreement. To the extent we do not distribute such excess cash, SFS Corp. would benefit from any value attributable to such cash balances as a result of their ownership of Class B common stock (or Class A common stock, as applicable) following an exchange of Holdings LLC Common Units and the stapled shares of Common Stock.***

Holdings LLC is treated as a partnership for U.S. federal income tax purposes and, as such, under current law, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to us and SFS Corp., as holders of membership interests in Holdings LLC (the "Holdings LLC Common Units"). Accordingly, we will incur income taxes on our allocable share of any net taxable income of Holdings LLC. Under the Holdings LLC Second Amended & Restated Limited Liability Company Agreement (the "Holdings LLC A&R Company Agreement"), Holdings LLC will generally be required from time to time to make distributions in cash to its equityholders, SFS Corp. and us, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Holdings LLC, which may not be pro-rata based on equity holdings due to different tax rates. As a result of our "Up-C" tax structure and differing tax rates, we anticipate that the tax distributions that we receive from time to time will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our Board of Directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, special dividends. However, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. If we do not distribute such excess cash, then SFS Corp. would benefit from any value attributable to such cash balances. Consistent with our "Up-C" structure (as described in Note 1 to the Notes to the Consolidated Financial Statements), and notwithstanding any cash that we retain or use to pay our expenses that do not directly affect SFS Corp or Holdings LLC, the ratio of outstanding membership interests in Holdings LLC to shares of our Common Stock shall remain, at all times, one to one.

***We are required to pay SFS Corp. for certain tax benefits we may claim, and the amounts we may pay could be significant.***

We entered into a tax receivable agreement with SFS Corp. that provides for the payment by us to SFS Corp. (or its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) certain increases in tax basis resulting from exchanges of Holdings LLC Common Units; (ii) imputed interest deemed to be paid by us as a result of payments we make under the tax receivable agreement; (iii) certain increases in tax basis resulting from payments we make under the tax receivable agreement; and (iv) disproportionate allocations (if any) of tax benefits to us which arise from, among other things, the sale of certain assets such as

MSRs as a result of section 704(c) of the Internal Revenue Code of 1986 (the "Code") (the tax attributes in clauses "(i)" through "(iv)" collectively referred to as the "Covered Tax Attributes"). The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the Covered Tax Attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of exchanges by or purchases from SFS Corp., the price of our Class A common stock at the time of the exchanges or purchases, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest.

Future payments under the tax receivable agreement could be substantial. The payments under the tax receivable agreement are not conditioned upon SFS Corp.'s continued ownership of us.

We are not required to make a payment of the 85% applicable tax savings to SFS Corp. unless and until at least one of the payment conditions has been satisfied (the "Payment Conditions"). One Payment Condition is a requirement that we have received a tax opinion that provides that the applicable assets of Holdings LLC giving rise to the payment are "more likely than not" amortizable (the "Indemnifiable Condition"). If we determine that none of the Payment Conditions have been satisfied with respect to all or a portion of such applicable tax savings, we will pay such applicable tax savings (or portion thereof) at the time we reasonably determine a Payment Condition has been satisfied.

If we make a payment and the applicable tax savings are subsequently disallowed, we may deposit future payments due under the tax receivable agreement in an escrow account up to an amount necessary to cover 85% of the estimated additional taxes due by us as a result of the disallowance until such time as there has been a conclusive determination as to the validity of the disallowance. If we make a payment pursuant to the satisfaction of the Indemnifiable Condition and the applicable tax savings are subsequently disallowed, SFS Corp. will be required to indemnify us for 85% of the taxes and any additional losses attributable to the disallowance. At our election, SFS Corp. may satisfy all or a portion of the Indemnifiable Condition by transferring Holdings LLC Common Units held by it. There is no guarantee that SFS Corp. will hold Holdings LLC Common Units with a value sufficient to satisfy this indemnity or that the escrow account will hold sufficient funds to cover the cost of any disallowed tax savings. We could make payments to SFS Corp. under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that in the case of a change in control of UWMC or a material breach of our obligations under the tax receivable agreement, we will be required to make a payment to SFS Corp. in an amount equal to the present value of future payments under the tax receivable agreement (calculated using a discount rate as provided in the tax receivable agreement), which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreement may result in situations where SFS Corp. has interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or purchase of Holdings LLC Common Units (along with the stapled shares of Class D common stock or Class C common stock) may accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before such an exchange or purchase may increase the tax liability of SFS Corp. (or its direct or indirect owners) without giving rise to any rights to receive payments under the tax receivable agreement. Such effects may result in differences or conflicts of interest between the interests of SFS Corp. and the interests of other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our debt agreements, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

***We are controlled by SFS Corp., whose interests may conflict with our interests and the interests of other stockholders.***

SFS Corp. holds all of our issued and outstanding Class D common stock, which has ten votes per share, and controls approximately 79% of the combined voting power of our Common Stock (our Class A common stock, Class B common stock, Class C common stock and Class D common stock collectively, the "Common Stock") (based on the Voting Limitation). Without the Voting Limitation, SFS Corp. would have 99% of the combined voting power of our capital stock. As long as SFS Corp. owns at least 10% of the outstanding Common Stock, SFS Corp. will have the ability to determine all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our Board, any amendment to our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our Class A common stock to decline or prevent stockholders from realizing a premium over the market price for our Class A common stock. SFS Corp.'s interests may conflict with our interests as a company or the interests of our other stockholders.

***Resales of the outstanding shares of Class A common stock, future issuances of Class A common stock or shares issuable upon an Exchange Transaction could depress the market price of our Class A common stock or result in dilution.***

As of February 23, 2026, there were 294,864,131 shares of our Class A common stock outstanding, substantially all of which can be resold without restrictions. In addition, there are 1,305,082,620 shares of Class A common stock that may be issued to SFS Corp. or its transferees or assignees in connection with future Exchange Transactions. We currently have an effective registration statement registering the resale by SFS Corp. of 150.0 million shares of Class A Common Stock (of which 45,712,833 remain) and have the obligation under their registration rights agreement to register the issuance of all other shares of Class A Common Stock that may be issued to them. Shares of Class A common stock issuable upon Exchange Transactions may result in dilution to the then existing holders of our Class A common stock and increase the number of shares eligible for resale in the public market. During 2025, an aggregate of 65,953,003 Holdings LLC Units were exchanged for shares of Class A Common Stock and were sold in public or private transactions. Such sales of shares of Class A common stock or the perception that such sales may occur could depress the market price of our Class A common stock.

Further in connection with the Merger, we expect to issue approximately 247 million shares of Class A common stock (based on the exchange-ratio set forth in the merger agreement) to Two Harbors stockholders. Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.

***As a "controlled company" within the meaning of NYSE listing rules, we qualify for exemptions from certain corporate governance requirements. We have the opportunity to elect any of the exemptions afforded a controlled company.***

Because SFS Corp. controls more than a majority of our total voting power, we are a "controlled company" within the meaning of NYSE listing rules. Under NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with the following NYSE rules regarding corporate governance:

- the requirement that a majority of our Board of directors consist of independent directors;

- the requirement that compensation of our executive officers be determined by a majority of the independent directors of the Board or a compensation committee comprised solely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement that director nominees be selected, or recommended for the Board's selection, either by a majority of the independent directors of the Board or a nominating committee comprised solely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Three of our ten directors are independent directors and our Board has an independent audit committee. However, our Board does not have a majority of independent directors, or a compensation committee comprised of solely independent directors or a nominating committee. Rather, actions with respect to executive compensation will be taken by the Compensation Committee on which Mr. Mat Ishbia sits, and compensation decisions with respect to Mr. Ishbia's compensation will be taken by a special subcommittee, and director nominations will be made by our full Board. Our Board has determined that Stacey

Coopes, Kelly Czubak, and Robert Verdun are "independent directors," as defined in the NYSE listing rules and applicable SEC rules.

***Anti-takeover provisions contained in our Charter and Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.***

Our Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- a capital structure where holders of Class B common stock and holders of Class D common stock each have ten votes per share of Class B common stock and Class D common stock (as compared with holders of Class A common stock and holders of Class C common stock, who each have one vote per share of Class A common stock and Class C common stock, respectively) and consequently have a greater ability to control the outcome of matters requiring stockholder approval, even when the holders of Class B common stock and Class D common stock own significantly less than a majority of the outstanding shares of Common Stock;

- a classified Board with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

- the requirement that, at any time from and after the Voting Rights Threshold Date, directors elected by the stockholders generally entitled to vote may be removed from our Board solely for cause;

- the exclusive right of our Board, from and after the Voting Rights Threshold Date, to fill newly created directorships and vacancies with respect to directors elected by the stockholders generally entitled to vote, which prevents stockholders from being able to fill vacancies on our Board;

- the prohibition on stockholder action by written consent from and after the Voting Rights Threshold Date, which forces stockholder action from and after the Voting Rights Threshold Date to be taken at an annual or special meeting of stockholders;

- the requirement that special meetings of stockholders may only be called by the Chairperson of our Board, our Chief Executive Officer or our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement that, from and after the Voting Rights Threshold Date, amendments to certain provisions of our Charter and amendments to the Amended and Restated Bylaws must be approved by the affirmative vote of the holders of at least seventy-five percent (75%) in voting power of our then outstanding shares generally entitled to vote;

- our authorized but unissued shares of Common Stock and Preferred Stock, par value $0.0001 per share, are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans; the existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise; and

- advance notice procedures set forth in the Amended and Restated Bylaws that stockholders must comply with in order to nominate candidates to our Board or to propose other matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

***Our Charter contains a provision renouncing our interest and expectancy in certain corporate opportunities.***

Our Charter provides that we have no interests or expectancy in, or being offered an opportunity to participate in any corporate opportunity, to the fullest extent permitted by applicable law, with respect to any lines of business or business activity or business venture conducted by any UWM Related Persons as of the date of the filing of our Charter with the Secretary of State of the State of Delaware or received by, presented to or originated by UWM Related Persons after the date of the filing of our Charter with the Secretary of State of the State of Delaware in such UWM Related Person's capacity as a UWM Related Person (and not in his, her or its capacity as a director, officer or employee of ours), in each case, other than any corporate opportunity with respect to residential mortgage lending. These provisions of our Charter create the possibility that a corporate opportunity of ours may be used for the benefit of the UWM Related Persons.

***The provision of our Charter requiring exclusive forum in the state courts in the State of Michigan or the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.***

Our Charter requires that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of our business to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or Amended and Restated Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, in each case, to be filed in either (x) the Sixth Judicial Circuit, Oakland County, Michigan (or, if the Sixth Judicial Circuit, Oakland County, Michigan lacks jurisdiction over any such action or proceeding, then another state court of the State of Michigan, or if no state court of the State of Michigan has jurisdiction over any such action or proceeding, then the United States District Court for the Eastern District of Michigan) or (y) the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware lacks jurisdiction then the U.S. District Court for the District of Delaware). The exclusive forum provision described above does not apply to actions arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in our Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

**General Risk Factors**

***Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.***

We are subject to income taxes in the U.S. at the federal, state and local levels. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;

- expected timing and amount of the release of any tax valuation allowances;

- tax effects of stock-based compensation;

- changes in tax laws, regulations or interpretations thereof;

- increases in UWMC's ownership of Holdings LLC resulting from Holdings LLC Unit Exchanges; or

- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

**Item 1B. Unresolved Staff Comments**

None

**Item 1C. Cybersecurity**

We recognize the critical importance of maintaining the safety and security of our technology systems and data and have a holistic process for overseeing and managing cybersecurity and information technology related risks. This process is supported by both management and our Board. The Audit Committee of our Board (the "Audit Committee") has oversight of the Company's risk management program, and cybersecurity is a component of our overall approach to risk management.

Our cybersecurity policies, standards, processes and practices are integrated across our operational risk management programs and are based on industry recognized frameworks. A cybersecurity threat is any potential unauthorized occurrence, on or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity or availability of our information systems or any information residing therein.

*Cybersecurity risk management and strategy*

As one of the critical elements of our overall risk management program, our cybersecurity program is focused on the following key areas:

- **Technical & Administrative Safeguards:** We deploy technical and administrative safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are regularly evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response & Recovery Planning:** We have established and maintain incident response and recovery plans that address our response procedures in the event of a multitude of various cybersecurity incidents, and such plans are tested and evaluated on a regular basis.

- **Third-Party Risk Management:** We maintain a preemptive and comprehensive risk-based approach to identifying and overseeing potential cybersecurity risks presented by third parties, including our vendors, service providers and other external users of our systems. We conduct cybersecurity assessments of third-party vendors that we engage with in our operations, which take place both upon initial engagement and annually, in order to identify and evaluate potential vulnerabilities, including on-site visits for evaluation of certain core operational third-party vendors. In addition, our agreements with material vendors, including with our subservicer, contain indemnification provisions with respect to cybersecurity matters.

- **Independent Assessments with Outside Consultants:** In addition to the broad capabilities of our internal information security team, we also engage various outside consultants, including contractors, auditors, and other third parties, to among other things, conduct independent assessments and regular testing of our networks and systems to identify vulnerabilities through penetration testing, while also measuring and advising on potential improvements to our incident prevention, response and documentation procedures.

- **Team Member Education & Awareness:** We provide in-depth training to new team members, as well as annual, mandatory training for all team members regarding cybersecurity threats as a means to equip our team members with effective tools to identify and prevent cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

*Governance & Personnel*

Our Board has delegated to the Audit Committee the responsibility for monitoring and overseeing our cybersecurity and other information technology risks, controls, strategies and procedures. The Audit Committee periodically evaluates our information security strategies to ensure effectiveness and, if appropriate, may also include a review from third-party consultants and experts. Our Senior Vice President and Chief Information Security Officer ("CISO") presents and engages with the Audit Committee and the Board at least semi-annually and more frequently, as needed. Our CISO updates the Audit Committee and the Board on matters regarding information security policies and procedures and cybersecurity risk management strategy. We also established an Artificial Intelligence Governance Committee, which is executive-level body that oversees the secure, responsible and strategic implementation of AI within our operations. In addition, the full Board may review and assess cybersecurity threats as part of its responsibilities for our risk management oversight.

In addition, we have a Risk Committee comprised of our top executives from across the Company, including our Chief Executive Officer, Chief Risk Officer, Chief Operating Officer, Chief Financial Officer, Chief People Officer, CISO and several other leaders across our legal, operational and reporting functions. The Risk Committee meets every month to discuss and address management of the risks facing our business. Technological risk is a regular component analyzed by our Risk Committee to identify and assess potential cybersecurity risks across our business operations.

Our Information Security team, led by our CISO, has a combined six decades of experience in information technology and cybersecurity. Furthermore, our CISO holds a number of certifications, including CISSP (Certified Information Systems

Security Professional), serves on the CISO ExecNet Advisory Council and is active in a number of information security communities and groups. The Information Security team conducts periodic assessment and testing of our policies, standards, processes and practices that are designed to address a multitude of potential cybersecurity threats and incidents. These efforts include a wide range of activities, including penetration testing multiple times throughout the year, adoption and regular evaluation of incident response plans and procedures, regular team member email phishing test campaigns, email security monitoring, real-time vulnerability scanning and intrusion detection, team member cybersecurity awareness programs, regular audits and evaluations of internal and third-party systems, and continuous improvement of the information security management system.

Our CISO works collaboratively with leaders of each of our business operations teams to implement programs designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with incident response and recovery plans. We maintain a cyber incident response plan to timely, consistently, and compliantly address cybersecurity threats that may occur despite the Company's safeguards. The response plan covers preparation, detection and analysis, containment and investigation, notification (which may include timely notice to the Board if deemed material or appropriate), eradication and recovery, and incident closure and post-incident analysis. Through ongoing communications with management, our CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and reports such threats and incidents to our executive management and the Audit Committee when appropriate.

We face ongoing and constantly developing risks from cybersecurity threats that, if realized, may materially affect our business strategy, results of operations, and financial condition. For more information regarding cybersecurity-related risks that could materially affect our business strategies, results of operations, or financial condition, please see Item 1A in this Form 10-K under the headings "*We may not be able to detect or prevent cyberattacks and other data and security breaches, which could adversely affect our business and subject us to liability to third parties.*" and "*Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.*"

## Item 2. Properties

Our corporate headquarters, located in Pontiac, Michigan, is comprised of leased buildings with approximately 1.5 million square feet of occupied space, that house substantially all of our operations. In addition, we have two land leases, one providing parking space for our team members and the other providing an outdoor food court pavilion. We lease the space from entities controlled by Mat Ishbia, our CEO, and Jeff Ishbia, a director and our founder. We believe that our corporate headquarters is suitable and adequate to meet the needs of our business.

## Item 3. Legal Proceedings

We operate in a heavily regulated industry that is highly sensitive to consumer protection, and we are subject to numerous federal, state and local laws. We are routinely involved in consumer complaints, regulatory actions and legal proceedings in the ordinary course of our business. We also, from time to time, initiate legal proceedings against parties from which we believe we have a contractual or other recourse. We are also routinely involved in state regulatory audits and examinations, and occasionally involved in other governmental proceedings arising in connection with our respective business. The resolution of these matters, including the matters specifically described below, is not currently expected to have a material adverse effect on our financial position, financial performance or cash flows.

On April 2, 2024, a complaint was filed in the U.S. District Court for the Eastern District of Michigan against UWM, the Company, SFS Corp., and Mat Ishbia, individually (collectively, the "UWM Defendants") by Therisa D. Escue, et al. (collectively, the "Escue Plaintiffs"). The Escue Plaintiffs seek class certification, monetary damages, attorneys' fees and equitable and injunctive relief. The Escue Plaintiffs allege, among other things, that for mortgage loans originated through UWM, UWM improperly influenced mortgage brokers in its network to steer prospective borrowers to obtain their mortgage loans from UWM at pricing and subject to fees substantially in excess of that charged by competitors, and that such mortgage brokers did not act independently but instead were captive to UWM. On June 21, 2024, the UWM Defendants filed a motion to dismiss the case. On August 30, 2024, the Escue Plaintiffs filed a first amended class action complaint in the case. On September 17, 2024, the UWM Defendants filed a motion for sanctions. On October 15, 2024, the UWM Defendants filed a motion to dismiss the first amended class action complaint and a motion to strike class allegations in the case. On December 13, 2024, the UWM Defendants filed a motion for sanctions based on the new allegations contained in the first amended class action complaint. The Court entered an opinion and order on September 30, 2025 (the "Order") granting the UWM Defendants' motion to dismiss the first amended class action complaint as to nearly all claims and dismissing the Company, SFS Corp., and Mat Ishbia from the case. The Order denied the motion for sanctions filed by the UWM Defendants and denied the motion to strike class allegations in the case without prejudice allowing UWM to file a renewed motion limited to the surviving claims.

UWM filed its renewed motion to strike class allegations and answer to the first amended class action complaint on October 28, 2025.

On April 17, 2025, UWM was served with a complaint filed by the State of Ohio ex rel. Dave Yost, Ohio Attorney General ("Ohio AG") in the Court of Common Pleas in Montgomery County, Ohio ("Ohio AG Complaint") which largely mirrors the allegations included in the April 2, 2024 complaint filed by Therisa D. Escue, et al. against UWM, the Company, SFS Corp., and Mat Ishbia, individually ("Escue Complaint") but asserts them under Ohio law. The Ohio AG Complaint alleges, among other things, that for Ohio mortgage loans originated through UWM, UWM improperly influenced mortgage brokers in its network to steer prospective borrowers to obtain their Ohio mortgage loans from UWM at pricing and subject to fees substantially in excess of those fees charged by competitors, and that such mortgage brokers did not act independently but instead were captive to UWM. Pursuant to the Ohio AG Complaint, the Ohio AG seeks monetary damages, attorneys' fees and equitable, declaratory and injunctive relief. Like the Escue Complaint, UWM denies the allegations in the Ohio AG Complaint. UWM filed its motion to dismiss the Ohio AG Complaint on November 7, 2025. The Ohio AG filed its first amended complaint on December 1, 2025. UWM filed its motion to dismiss first amended complaint on January 6, 2026.

On May 2, 2025, a complaint was filed by Jennifer Adams, et al. ("AMC Plaintiffs") in the Superior Court of California, County of San Diego against UWM and Alexander & McCabe Financial LLC, d/b/a @Home VMS alleging that the appraisal fee charged to the AMC Plaintiffs was unlawful, unfair and deceptive under California law (the "AMC Complaint"). Pursuant to the AMC Complaint, the AMC Plaintiffs seek class certification, monetary damages, attorneys' fees, declaratory relief, and injunctive relief. On June 17, 2025, UWM filed its demurrer to the AMC Complaint asserting that no actionable claim was stated against UWM in the AMC Complaint. UWM's demurrer to the AMC Complaint was granted in part on January 16, 2026. UWM filed its answer to remaining counts of the AMC Complaint on February 2, 2026.

On June 26, 2025, a complaint was filed by Ethan Allison and Mark Caloca, et al. ("Website Plaintiffs") in the United States District Court for the Northern District of California against UWM alleging certain damages associated with the tracking technologies on UWM's website (the "Website Complaint"). Pursuant to the Website Complaint, the Website Plaintiffs seek class certification, monetary damages, attorneys' fees, equitable relief and declaratory relief. On August 22, 2025, UWM filed a motion to dismiss the class action complaint. On September 12, 2025, the Website Plaintiffs filed an amended class action complaint in the case. On September 26, 2025, UWM filed a motion to dismiss the amended class action complaint. On December 21, 2025, the court granted UWM's motion to dismiss the amended class action complaint and dismissed the amended class action complaint without prejudice. The Website Plaintiffs filed a notice of voluntary dismissal without prejudice on February 2, 2026, and an order of dismissal was entered by the court dismissing the case without prejudice.

On December 2, 2025, a complaint was filed in the U.S. District Court for the Eastern District of Michigan against UWM by Andrew James McGonigle, et al. (collectively, the "McGonigle Plaintiffs"). The McGonigle Plaintiffs seek class certification, monetary damages, attorneys' fees and declaratory and injunctive relief. The McGonigle Plaintiffs allege, among other things, violations of the Telephone Consumer Protection Act and Virginia Telephone Privacy Protection Act by UWM. On January 16, 2026, UWM filed its motion to dismiss and strike class allegations in this case on the basis that the calls were not made by UWM.

On December 8, 2025, a complaint was filed in the U.S. District Court for the Southern District of Texas against UWM by Alexander Victor Lee, et al. (collectively, the "Lee Plaintiffs"). The Lee Plaintiffs seek class certification, monetary damages, attorneys' fees and declaratory and injunctive relief. The Lee Plaintiffs allege, among other things, violations of the Telephone Consumer Protection Act and Texas Business and Commerce Code by UWM. The allegations asserted by the Lee Plaintiffs in their complaint are similar to the allegations asserted by the McGonigle Plaintiffs in their complaint. The Lee Plaintiffs filed a notice of voluntary dismissal without prejudice on February 10, 2026, and the case was dismissed by the court without prejudice.

On December 16, 2025, a complaint was filed by Andrew Arnold, et al. ("Arnold Plaintiffs") in the 17th Judicial Circuit for Broward County, Florida alleging class claims against Appraisal Nation, LLC and AMC Links, LLC (collectively, "Defendant AMCs") for alleged violations of the Florida Deceptive and Unfair Trade Practices Act and individual claims against UWM for alleged misrepresentations associated with two loan transactions. The Arnold Plaintiffs seek class certification as to the claims against the Defendant AMCs, monetary damages, attorneys' fees, and injunctive relief. On February 11, 2026, UWM filed its motion to dismiss and motion to sever in this case.

On February 4, 2026, a complaint was filed in the U.S. District Court for the District of Colorado against UWM by Bridget A. Warne, et al. (collectively, the "Warne Plaintiffs"). The Warne Plaintiffs seek class certification, monetary damages and declaratory and injunctive relief. The Warne Plaintiffs allege, among other things, violations of the Telephone Consumer Protection Act by UWM. The allegations asserted by the Warne Plaintiffs in their complaint are similar to the allegations asserted by the McGonigle Plaintiffs and the Lee Plaintiffs in their respective complaints. UWM again denies the allegations in the complaint on the basis that the calls were not made by UWM and UWM intends to defend itself against such allegations.

**Item 4. Mine Safety Disclosures**

Not applicable.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Price and Ticker Symbol**

Our Class A common stock is currently listed on the NYSE under the symbol "UWMC." The closing price of the Class A common stock as of February 23, 2026 was $4.53.

**Holders**

As of February 23, 2026, there were 33 holders of record of our Class A common stock. Such numbers do not include beneficial owners holding our securities through nominee names. There is no public market for our Class B common stock, Class C common stock, or Class D common stock.

**Dividend Policy**

We initiated a quarterly dividend on shares of our Class A common stock in the first quarter of 2021. The dividend amount is reviewed each quarter and declared by our Board of Directors quarterly based on a number of factors, including, among other things, our earnings, our financial condition, growth outlook, the capital required to support ongoing growth opportunities and compliance with other internal and external requirements. In connection with the declaration of a dividend on our shares of Class A common stock, the Board, in its capacity as the Manager of Holdings LLC (UWMC's consolidated subsidiary and UWM's direct parent), is required pursuant to the terms of the Second Amended and Restated Operating Agreement of Holdings LLC, to determine whether to (a) make distributions from Holdings LLC to only UWMC, as the owner of the Class A Units of Holdings LLC with the proportional amount due to SFS Corp. as the owner of the Class B Units of Holdings LLC, being distributed upon the sooner to occur of (i) the Board making a determination to do so or (ii) the date on which Class B Units of Holdings LLC are converted into shares of Class B common stock of UWMC or (b) make proportional and simultaneous distributions from Holdings LLC to both UWMC, as the owner of the Class A Units of Holdings LLC and to SFS Corp. as the owner of the Class B Units of Holdings LLC.

**Performance Graph**

The graph below compares the cumulative total return for our common stock for the period from the closing of the Business Combination transaction on January 21, 2021 through December 31, 2025 with the comparable cumulative returns of two indices: the Russell 2000 Index and the Dow Jones US Mortgage Finance Index, which is an industry index comprised of mortgage financing companies. The graph assumes $100 invested on January 21, 2021 and reflects the cumulative total return on that investment, including the reinvestment of all dividends where applicable, through December 31, 2025.



Comparison of Total Return
(January 21, 2021 to December 31, 2025)

We use January 21, 2021 as our initial measuring point because we completed our business combination with Gores IV on January 21, 2021, the date on which our shares of Class A common stock began trading on the NYSE.

**Item 6. Reserved**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes and other information included elsewhere in this Annual Report on Form 10-K (the "Form 10-K"). This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading "Cautionary Note Regarding Forward-Looking Statements," in this report and in Part I, Item 1A "Risk Factors" and elsewhere in this Form 10-K.*

**Business Overview**

We are the largest overall residential mortgage lender in the U.S., by closed loan volume, despite originating mortgage loans exclusively through the wholesale channel. For the last eleven years, including the year ended December 31, 2025, we have also been the largest wholesale mortgage lender in the U.S. by closed loan volume. With a culture of continuous innovation of technology and enhanced client experience, we lead our market by building upon our proprietary and exclusively licensed technology platforms, superior service and focused partnership with the Independent Mortgage Broker community. We originate primarily conforming and government loans across all 50 states and the District of Columbia.

Our mortgage origination business derives revenue from originating, processing and underwriting primarily GSE conforming mortgage loans, along with FHA, USDA and VA mortgage loans, which are subsequently pooled and sold in the secondary market. For the year ended December 31, 2025, approximately 90% of the loans we originated were sold to Fannie Mae or Freddie Mac, or were transferred to Ginnie Mae pools in the secondary market, while the remainder primarily include non-agency jumbo loans that are underwritten to the same "Qualified Mortgage" underwriting standards and have a similar risk profile but are sold to third party investors primarily due to loan size, construction loans, and non-qualified mortgage products, including home equity lines of credit (which in many instances are second liens).

The mortgage origination process generally begins with a borrower entering into an IRLC with us that is arranged by an Independent Mortgage Broker, pursuant to which we have committed to enter into a mortgage at specified interest rates and terms within a specified period of time with a borrower who has applied for a loan and met certain credit and underwriting criteria. As we have committed to providing a mortgage loan at a specific interest rate, we generally hedge that risk by selling forward-settling mortgage-backed securities and FLSCs in the To Be Announced market. When the mortgage loan is closed, we fund the loan with approximately 2-3%, on average, of our own funds and the remainder with funds drawn under one of our warehouse facilities (except when we opt to "self-warehouse" in which case we use our cash to fund the entire loan). At that point, the mortgage loan is legally owned by our warehouse facility lender and is subject to our repurchase right (other than when we self-warehouse). When we have identified a pool of mortgage loans to sell to the agencies, non-governmental entities, other investors, or through our private label securitization transactions, we repurchase loans not already owned by us from our warehouse lender and sell the pool of mortgage loans into the secondary market, but in most instances retain the MSRs associated with those loans. We currently retain the MSRs associated with the majority of our production, but we have, and intend to continue to opportunistically sell MSRs depending on market conditions. This nimble approach has provided us funding flexibility, and reduced legacy MSR asset exposure. When we sell MSRs, we typically sell them in the bulk MSR secondary market.

Our unique model, focusing exclusively on the wholesale channel, results in what we believe to be complete alignment with our clients and superior customer service arising from our investments in people and technology that has driven demand for our services from our clients.

**New Accounting Pronouncements**

See *Note 1 – Organization, Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements for details of recently issued accounting pronouncements and their expected impact on the Company's consolidated financial statements.

**Components of Revenue**

We generate revenue from the following three components of the loan origination business: (i) loan production income, (ii) loan servicing income, and (iii) interest income.

*Loan production income.* Loan production income includes all components related to the origination and sale of mortgage loans, including:

- primary gain (loss), which includes the following:

  ◦ the difference between the estimated fair value or sale price of newly originated loans when sold in the secondary market and the purchase price of such originated loans. The purchase price of originated loans includes the loan principal amount, as well as any compensation paid by us to our clients (i.e., the Independent Mortgage Brokers) and any lender credits provided by us to borrowers, offset by discount points (if any) paid by borrowers to us to reduce their interest rate. Primary gain (loss) also includes changes in the estimated fair value of loans from the origination date to the sale date, and any difference between proceeds received upon sale (net of certain fees charged by investors) and the current fair value of a loan when sold into the secondary market;

  ◦ the change in fair value of IRLCs and FLSCs (used to economically hedge IRLCs and loans at fair value from the origination to the sale date) due to changes in estimated fair value, driven primarily by interest rates but also influenced by other valuation assumptions;

- loan origination and certain other fees related to the origination of a loan, which generally represent flat, per-loan fee amounts;

- provision for representation and warranty obligations, which represent the reserves initially established at the time of sale for our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. Included within these reserves are amounts for estimated liabilities for requirements to repay a portion of any premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans; and

- capitalization of MSRs, representing the estimated fair value of newly originated MSRs when loans are sold and the associated servicing rights are retained.

*Loan servicing income.* Loan servicing income consists of the contractual fees earned for servicing the loans and includes ancillary revenue such as late fees and modification incentives. Loan servicing income is recognized upon collection of payments from borrowers.

*Interest income.* Interest income represents interest earned on mortgage loans at fair value.

## Components of Operating Expenses

Our operating expenses include salaries, commissions and benefits, direct loan production costs, marketing, travel and entertainment, depreciation and amortization, servicing costs, general and administrative (including professional services, occupancy and equipment), interest expense, and other expense (income) (primarily related to the increase or decrease, respectively, in the fair value of the liability for the Public and Private Warrants (all unexercised Public and Private Warrants expired on January 21, 2026), the increase or decrease, respectively, in the Tax Receivable Agreement liability, and the decrease or increase, respectively, in the fair value of retained investment securities).

## Years Ended December 31, 2025, 2024 and 2023 Summary

For the year ended December 31, 2025, we originated $163.4 billion in loans, which was an increase of $24.0 billion, or 17.2%, from the $139.4 billion of originations during the year ended December 31, 2024. We reported net income of $244.0 million for the year ended December 31, 2025, which was a decrease of $85.4 million, compared to net income of $329.4 million for the year ended December 31, 2024. Adjusted EBITDA for the year ended December 31, 2025 was $697.3 million as compared to $460.0 million for the year ended December 31, 2024. Refer to the "*Non-GAAP Financial Measures*" section below for a detailed discussion of how we define and calculate Adjusted EBITDA.

For the year ended December 31, 2024, we originated $139.4 billion in loans, which was an increase of $31.1 billion, or 28.8%, from the $108.3 billion of originations during the year ended December 31, 2023. We reported net income of $329.4 million for the year ended December 31, 2024, which was an increase of $399.2 million, compared to net loss of $69.8 million for the year ended December 31, 2023. Adjusted EBITDA for the year ended December 31, 2024 was $460.0 million as compared to $478.3 million for the year ended December 31, 2023. Refer to the "*Non-GAAP Financial Measures*" section below for a detailed discussion of how we define and calculate Adjusted EBITDA.

**Non-GAAP Financial Measures**

To provide investors with information in addition to our results as determined by U.S. GAAP, we disclose Adjusted EBITDA as a non-GAAP measure, which our management believes provides useful information on our performance to investors. This measure is not a measurement of our financial performance under U.S. GAAP, and it may not be comparable to a similarly titled measure reported by other companies. Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as an alternative to revenue, net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define Adjusted EBITDA as earnings before interest expense on non-funding debt, provision for income taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense, the change in fair value of MSRs due to valuation inputs or assumptions, gains or losses on other interest rate derivatives, the impact of non-cash deferred compensation expense, the change in fair value of the Public and Private Warrants, the non-cash income/expense impact of the change in the Tax Receivable Agreement liability, the change in fair value of retained investment securities, and acquisition-related expenses as we believe these adjustments are not indicative of our performance or results of operations. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of interest expense, as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA. Non-funding debt includes the Company's senior notes, lines of credit, borrowings against investment securities, and finance leases.

We use Adjusted EBITDA to evaluate our operating performance, and it is one of the measures used by our management for planning and forecasting future periods. We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by our management and may make it easier to compare our results with other companies that have different financing and capital structures.

The following table presents a reconciliation of net income (loss), the most directly comparable U.S. GAAP financial measure, to Adjusted EBITDA:

| | For the year ended December 31, | | |
|---|---|---|---|
| **($ in thousands)** | **2025** | **2024** | **2023** |
| Net income (loss) | $ 244,023 | $ 329,375 | (69,782) |
| Interest expense on non-funding debt | 214,513 | 148,620 | 172,498 |
| Provision (benefit) for income taxes | 6,873 | 6,582 | (6,511) |
| Depreciation and amortization | 50,044 | 45,474 | 46,146 |
| Stock-based compensation expense | 50,363 | 24,580 | 13,832 |
| Change in fair value of MSRs due to valuation inputs or assumptions, net [1] | 435,267 | (295,197) | 330,031 |
| (Gain) loss on other interest rate derivatives | (298,126) | 215,436 | — |
| Deferred compensation, net [2] | (6,195) | (9,349) | (7,938) |
| Change in fair value of Public and Private Warrants [3] | (2,743) | (5,091) | 6,060 |
| Change in Tax Receivable Agreement liability [4] | 3,144 | 70 | (1,575) |
| Change in fair value of investment securities [5] | (4,793) | (526) | (4,491) |
| Acquisition-related expenses [6] | 4,966 | — | — |
| Adjusted EBITDA | $ 697,336 | $ 459,975 | 478,270 |

(1) Reflects the change ((increase)/decrease) in fair value of MSRs due to changes in valuation inputs or assumptions. Refer to *Note 5 - Mortgage Servicing Rights* to the consolidated financial statements.
(2) Reflects management incentive bonuses under our long-term incentive plan that are accrued when earned, net of cash payments.
(3) Reflects the change (increase/(decrease)) in the fair value of the Public and Private Warrants, which expire in January 2026.
(4) Reflects the non-cash (income) expense impact of the change in the Tax Receivable Agreement liability. Refer to *Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies* to the consolidated financial statements for additional information related to the Tax Receivable Agreement. See *Note 18 – Income Taxes* for further information.
(5) Reflects the change ((increase)/decrease) in the fair value of the retained investment securities.
(6) Reflects acquisition expenses related to the pending merger with Two Harbors Investment Corp.

**Results of Operations for the Year Ended December 31, 2025, 2024 and 2023**

| ($ in thousands) | For the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| **Revenue** | | | | | | |
| Loan production income | $ | **1,898,141** | $ | 1,528,840 | $ | 1,000,547 |
| Loan servicing income | | **724,741** | | 636,665 | | 818,703 |
| Interest income | | **537,687** | | 508,621 | | 346,225 |
| Total revenue | | **3,160,569** | | 2,674,126 | | 2,165,475 |
| **Other gains (losses)** | | | | | | |
| Change in fair value of mortgage servicing rights | | **(1,055,448)** | | (294,999) | | (854,148) |
| Gain (loss) on other interest rate derivatives | | **298,126** | | (215,436) | | — |
| Other gains (losses), net | | **(757,322)** | | (510,435) | | (854,148) |
| **Expenses** | | | | | | |
| Salaries, commissions and benefits | | **851,213** | | 689,160 | | 530,231 |
| Direct loan production costs | | **208,811** | | 190,277 | | 104,262 |
| Marketing, travel, and entertainment | | **106,191** | | 96,782 | | 84,515 |
| Depreciation and amortization | | **50,044** | | 45,474 | | 46,146 |
| General and administrative | | **264,060** | | 209,838 | | 170,423 |
| Servicing costs | | **145,629** | | 110,986 | | 131,792 |
| Interest expense | | **530,794** | | 490,763 | | 320,256 |
| Other income | | **(4,391)** | | (5,546) | | (5) |
| Total expenses | | **2,152,351** | | 1,827,734 | | 1,387,620 |
| **Earnings (loss) before income taxes** | | **250,896** | | 335,957 | | (76,293) |
| **Provision (benefit) for income taxes** | | **6,873** | | 6,582 | | (6,511) |
| **Net income (loss)** | | **244,023** | | 329,375 | | (69,782) |
| **Net income (loss) attributable to non-controlling interest** | | **216,643** | | 314,971 | | (56,552) |
| **Net income (loss) attributable to UWM Holdings Corporation** | $ | **27,380** | $ | 14,404 | $ | (13,230) |

*Loan production income*

The table below provides details of the composition of our loan production for each of the periods presented:

| Loan Production Data:<br>($ in thousands) | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Loan origination volume by type** | | | |
| **Purchase:** | | | |
| Conventional | $ 54,890,984 | $ 56,899,265 | $ 58,833,673 |
| Government | 30,184,108 | 29,257,856 | 29,640,141 |
| Jumbo and other[1] | 8,104,556 | 9,924,433 | 5,381,530 |
| **Total purchase** | $ 93,179,647 | $ 96,081,554 | $ 93,855,344 |
| **Refinance:** | | | |
| Conventional | $ 31,657,196 | $ 17,300,663 | $ 7,082,401 |
| Government | 30,825,361 | 20,382,191 | 5,189,598 |
| Jumbo and other[1] | 7,784,260 | 5,668,998 | 2,148,540 |
| **Total refinance** | 70,266,817 | 43,351,852 | 14,420,539 |
| **Total loan origination volume** | $ 163,446,463 | $ 139,433,406 | $ 108,275,883 |
| **Portfolio metrics** | | | |
| Average loan amount | $ 388 | $ 386 | $ 368 |
| Weighted average loan-to-value ratio | 81.57 % | 81.91 % | 82.89 % |
| Weighted average credit score | 737 | 737 | 737 |
| Weighted average note rate | 6.36 % | 6.53 % | 6.65 % |
| **Percentage of loans sold** | | | |
| To GSEs/GNMA | 90 % | 89 % | 93 % |
| To other counterparties | 10 % | 11 % | 7 % |
| Servicing-retained | 93 % | 91 % | 95 % |
| Servicing-released | 7 % | 9 % | 5 % |

[1] Comprised of non-agency jumbo products, construction loans, and non-qualified mortgage products, including home equity lines of credit ("HELOCs") (which in many instances are second liens).

The components of loan production income for the periods presented were as follows:

| ($ in thousands) | For the year ended December 31, | | Change $ | Change % |
|---|---|---|---|---|
| | 2025 | 2024 | | |
| Primary loss | $ (2,290,665) | $ (1,823,222) | $ (467,443) | 25.6 % |
| Loan origination fees | 576,644 | 463,957 | 112,687 | 24.3 % |
| Provision for representation and warranty obligations | (35,289) | (43,438) | 8,149 | (18.8)% |
| Capitalization of MSRs | 3,647,451 | 2,931,543 | 715,908 | 24.4 % |
| Loan production income | $ 1,898,141 | $ 1,528,840 | $ 369,301 | 24.2 % |
| | | | | |
| Gain margin[1] | 1.16 % | 1.10 % | 0.06 % | |

| ($ in thousands) | For the year ended December 31, | | Change $ | Change % |
|---|---|---|---|---|
| | 2024 | 2023 | | |
| Primary loss | $ (1,823,222) | $ (1,514,340) | $ (308,882) | 20.4 % |
| Loan origination fees | 463,957 | 284,185 | 179,772 | 63.3 % |
| Provision for representation and warranty obligations | (43,438) | (38,676) | (4,762) | 12.3 % |
| Capitalization of MSRs | 2,931,543 | 2,269,378 | 662,165 | 29.2 % |
| Loan production income | $ 1,528,840 | $ 1,000,547 | $ 528,293 | 52.8 % |
| | | | | |
| Gain margin[1] | 1.10 % | 0.92 % | 0.18 % | |

(1) Represents total loan production income divided by total loan origination volume for the applicable period.

MSRs are an element of the total fair value of originated mortgage loans recognized as part of primary gain (loss) upon loan origination, and are separately recognized at estimated fair value within the "capitalization of MSRs" component of loan production income when loans are sold with servicing retained. These components of total loan production income are primarily impacted by market pricing competition, loan production volume, the estimated fair value of originated MSRs, and the effectiveness of our pipeline hedging strategies, which can be impacted by fluctuations in market interest rates between the lock date and the date a loan is sold into the secondary market.

The total of primary loss and capitalization of MSRs increased approximately $248.5 million for the year ended December 31, 2025 as compared to the same period in 2024. This increase was primarily due to an increase in loan production volume of $24.0 billion, or 17.2%, from $139.4 billion to $163.4 billion during the year ended December 31, 2025, as compared to the same period in 2024.

Loan origination fees increased by approximately $112.7 million for the year ended December 31, 2025 as compared to the same period in 2024, due to increases in loan production volume and increases in per loan origination and other fees. The provision for representations and warranties obligations decreased by $8.1 million for the year ended December 31, 2025 as compared to the same period in 2024, primarily due to reduced loss severity on repurchased loans.

The increase in production volume was primarily due to higher refinance volume during the year ended December 31, 2025 compared to the same period in 2024 primarily as a result of the growth in our overall market share as well as the generally lower market interest rate environment in 2025 as compared to 2024.

The total of primary loss and capitalization of MSRs increased approximately $353.3 million for the year ended December 31, 2024 as compared to the same period in 2023. This increase was primarily due to an increase in loan production volume of $31.1 billion, or 28.8%, from $108.3 billion to $139.4 billion during the year ended December 31, 2024, as compared to the same period in 2023, and the impacts of improved market pricing.

Loan origination fees increased by approximately $179.8 million for the year ended December 31, 2024 as compared to the same period in 2023, due to increases in loan production volume and increases in per loan origination and other fees associated with new product offerings. The provision for representations and warranties obligations increased by $4.8 million for the year ended December 31, 2024 as compared to the same period in 2023, due to an increase in loan sales, partially offset by a decrease in expected loss rates.

The increase in production volume was primarily due to higher refinance volume as a result of the generally lower market interest rate environment in 2024 as compared to 2023, along with higher jumbo and other production volume.

## Loan servicing income and servicing costs

The table below summarizes loan servicing income and servicing costs for each of the periods presented (servicing costs include amounts paid to sub-servicers and other direct costs of servicing, but exclude the costs of team members that oversee the Company's servicing operations):

| ($ in thousands) | For the year ended December 31, | | Change $ | Change % |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | | |
| Contractual servicing fees | $ 708,518 | $ 621,325 | $ 87,193 | 14.0 % |
| Late, ancillary and other fees | 16,223 | 15,340 | 883 | 5.8 % |
| Loan servicing income | $ 724,741 | $ 636,665 | $ 88,076 | 13.8 % |
| Servicing costs | 145,629 | 110,986 | 34,643 | 31.2 % |

| ($ in thousands) | For the year ended December 31, | | Change $ | Change % |
| --- | --- | --- | --- | --- |
| | 2024 | 2023 | | |
| Contractual servicing fees | $ 621,325 | $ 803,750 | $ (182,425) | (22.7)% |
| Late, ancillary and other fees | 15,340 | 14,953 | 387 | 2.6 % |
| Loan servicing income | $ 636,665 | $ 818,703 | $ (182,038) | (22.2)% |
| Servicing costs | 110,986 | 131,792 | (20,806) | (15.8)% |

| ($ in thousands) | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Average UPB of loans serviced | $ 225,573,713 | $ 225,840,226 | $ 297,033,124 |
| Average number of loans serviced | 630,544 | 692,908 | 908,519 |
| Weighted average servicing fee as of period end | 0.36 % | 0.33 % | 0.30 % |

Loan servicing income was $724.7 million for the year ended December 31, 2025, an increase of $88.1 million, or 13.8%, as compared to $636.7 million for the year ended December 31, 2024. The increase in loan servicing income during the year ended December 31, 2025 was primarily due to an increase in the average portfolio weighted average servicing fee as a result of increased retained servicing fees on new production due to better execution, partially offset by a slight decline in the average servicing portfolio UPB.

Servicing costs increased $34.6 million for the year ended December 31, 2025, as compared to the same period in 2024 primarily as a result of higher shortfall interest, due to increased refinance volume in 2025 from the general decline in mortgage rates, and foreclosure expenses.

Loan servicing income was $636.7 million for the year ended December 31, 2024, a decrease of $182.0 million, or 22.2%, as compared to $818.7 million for the year ended December 31, 2023. The decrease in loan servicing income during the year ended December 31, 2024 was primarily driven by a decline in the average servicing portfolio, partially offset by an increase in the portfolio weighted average servicing fee as a result of increased retained servicing fees on new production due to better execution.

Servicing costs decreased $20.8 million for the year ended December 31, 2024 as compared to the same period in 2023 primarily as a result of a decline in the average servicing portfolio.

As of the dates presented below, our portfolio of loans serviced for others consisted of the following:

| ($ in thousands) | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| UPB of loans serviced | $ 240,813,979 | $ 242,405,767 |
| Number of loans serviced | 663,743 | 729,781 |
| MSR portfolio delinquency count (60+ days) as % of total | 1.62 % | 1.37 % |
| Weighted average note rate | 5.65 % | 4.76 % |
| Weighted average service fee | 0.36 % | 0.33 % |

***Interest income and Interest expense***

For the periods presented below, interest income and the components of and total interest expense were as follows:

| ($ in thousands) | For the year ended December 31, 2025 | 2024 | Change $ | Change % |
|---|---|---|---|---|
| Interest income | $ **537,687** | $ 508,621 | $ 29,066 | 5.7 % |
| Less: Interest expense on funding facilities | **316,281** | 342,143 | (25,862) | (7.6)% |
| Net interest income | $ **221,406** | $ 166,478 | $ 54,928 | 33.0 % |
| | | | | |
| Interest expense on non-funding debt | $ **214,513** | $ 148,620 | $ 65,893 | 44.3 % |
| Total interest expense | **530,794** | 490,763 | 40,031 | 8.2 % |

| ($ in thousands) | For the year ended December 31, 2024 | 2023 | Change $ | Change % |
|---|---|---|---|---|
| Interest income | $ **508,621** | $ 346,225 | $ 162,396 | 46.9 % |
| Less: Interest expense on funding facilities | **342,143** | 147,758 | 194,385 | 131.6 % |
| Net interest income | $ **166,478** | $ 198,467 | $ (31,989) | (16.1)% |
| | | | | |
| Interest expense on non-funding debt | $ **148,620** | $ 172,498 | $ (23,878) | (13.8)% |
| Total interest expense | **490,763** | 320,256 | 170,507 | 53.2 % |

Net interest income (interest income less interest expense on funding facilities) was $221.4 million for the year ended December 31, 2025, an increase of $54.9 million, or 33.0%, as compared to $166.5 million for the year ended December 31, 2024, as a result of an increase in interest income and a decrease interest expense on funding facilities. The increase in interest income was primarily due to higher average balances of mortgage loans at fair value due to increased loan production volume, partially offset by lower average note rates on mortgage loans at fair value. The decrease in interest expense on funding facilities was primarily due to lower short-term interest rates, partially offset by slightly higher average warehouse balances due to increased loan production.

Interest expense on non-funding debt was $214.5 million for the year ended December 31, 2025, an increase from $148.6 million for the year ended December 31, 2024, primarily due to interest expense on the $800.0 million of 2030 Senior Notes issued in December of 2024 and interest expense on the $1.0 billion of 2031 Senior Notes issued in September of 2025, proceeds from which were used to repay the $800.0 million 2025 Senior Notes upon maturity in November 2025. Additionally, we had higher average borrowings under the MSR facilities in 2025, partially offset by lower interest rates on these facilities, due to declines in short-term interest rates.

Net interest income (interest income less interest expense on funding facilities) was $166.5 million for the year ended December 31, 2024, a decrease of $32.0 million, or 16%, as compared to $198.5 million for the year ended December 31, 2023, as a result of higher interest expense on funding facilities, partially offset by an increase in interest income. The increase in interest expense on funding facilities was primarily due to higher average warehouse balances from increased loan production volume in 2024. The increase in interest income was primarily due to higher average balances of mortgage loans at fair value due to increased loan production volume, partially offset by lower average note rates on mortgage loans at fair value.

Interest expense on non-funding debt was $148.6 million for the year ended December 31, 2024, a decrease from $172.5 million for the year ended December 31, 2023, primarily due to a decrease in average borrowings on the MSR facilities in 2024 as proceeds from sales of MSRs were used to reduce outstanding borrowings on the MSR facilities.

***Other gains (losses)***

The change in fair value of MSRs for the year ended December 31, 2025 was a decrease of $1.1 billion, as compared with a decrease of $295.0 million for the year ended December 31, 2024. The decrease in fair value of MSRs for the year ended December 31, 2025 was primarily attributable to a decline in fair value of approximately $530.9 million due to realization of cash flows, decay, and other (including loans paid in full), a decrease in fair value of approximately $435.3 million due to changes in valuation inputs and assumptions, net, (primarily due to changes in relevant market interest rates) and approximately $89.3 million of net reserves and transaction costs for bulk MSR sales and sales of excess servicing cash flows.

The decrease in fair value for the year ended December 31, 2024 of approximately $295.0 million was primarily attributable to a decline of approximately $521.4 million due to realization of cash flows, decay, and other (including loans paid in full) and approximately $68.8 million of net reserves and transaction costs for bulk MSR sales and sales of excess servicing cash flows, partially offset by an increase in fair value of approximately $295.2 million resulting from changes in valuation inputs and assumptions, primarily due to changes in relevant market interest rates.

The decrease in fair value for the year ended December 31, 2023 of approximately $854.1 million was primarily attributable to a decline of approximately $484.8 million due to realization of cash flows, decay, and other (including loans paid in full), a decline of approximately $330.0 million resulting from changes in valuation inputs and assumptions, primarily due to changes in relevant market interest rates, and approximately $39.3 million of net reserves and transaction costs for bulk MSR sales and sales of excess servicing cash flows.

The gain on other interest rate derivatives of $298.1 million for the year ended December 31, 2025 was due to a gain on other interest rate derivative instruments that we entered into during 2025 in order to manage overall interest rate risk.

The loss on other interest rate derivatives of $215.4 million for the year ended December 31, 2024 was due to losses on interest rate swap futures that we entered into in 2024. The loss was as a result of increases in relevant market interest rates and partially offset the increase in fair value of MSRs due to changes in valuation inputs and assumptions in 2024.

*Other costs*

Other costs (excluding servicing costs and interest expense, explained above) for the periods presented below were as follows:

| | For the year ended December 31, | | Change $ | Change % |
|---|---|---|---|---|
| | 2025 | 2024 | | |
| Salaries, commissions and benefits | $ 851,213 | $ 689,160 | $ 162,053 | 23.5 % |
| Direct loan production costs | 208,811 | 190,277 | 18,534 | 9.7 % |
| Marketing, travel, and entertainment | 106,191 | 96,782 | 9,409 | 9.7 % |
| Depreciation and amortization | 50,044 | 45,474 | 4,570 | 10.0 % |
| General and administrative | 264,060 | 209,838 | 54,222 | 25.8 % |
| Other income | (4,391) | (5,546) | 1,155 | (20.8)% |
| **Other costs** | $ 1,475,928 | $ 1,225,985 | $ 249,943 | 20.4 % |

| | For the year ended December 31, | | Change $ | Change % |
|---|---|---|---|---|
| | 2024 | 2023 | | |
| Salaries, commissions and benefits | $ 689,160 | $ 530,231 | $ 158,929 | 30.0 % |
| Direct loan production costs | 190,277 | 104,262 | 86,015 | 82.5 % |
| Marketing, travel, and entertainment | 96,782 | 84,515 | 12,267 | 14.5 % |
| Depreciation and amortization | 45,474 | 46,146 | (672) | (1.5)% |
| General and administrative | 209,838 | 170,423 | 39,415 | 23.1 % |
| Other income | (5,546) | (5) | (5,541) | 110820.0 % |
| **Other costs** | $ 1,225,985 | $ 935,572 | $ 290,413 | 31.0 % |

Other costs were $1.5 billion for the year ended December 31, 2025, an increase of $249.9 million, or 20.4%, as compared to $1.2 billion for the year ended December 31, 2024. This increase was primarily due to an increase in salaries, commissions and benefits of $162.1 million, or 23.5%, primarily due to an increase in average team member count to support our investment in various product, growth, and technology initiatives, along with an increase in stock-based compensation expense. General and administrative expenses increased $54.2 million primarily due to an increase in computer services, software licensing, and support, driven in part by an increase in costs related to AI initiatives, partially offset by a decrease in legal expenses. Direct loan production costs increased $18.5 million, primarily due to costs associated with our free credit report program and higher production volume, partially offset by lower costs associated with down payment assistance programs. Marketing, travel and entertainment expenses increased $9.4 million, primarily due to increases in costs associated with broker training and development programs, and sponsorship fees.

Other costs were $1.2 billion for the year ended December 31, 2024, an increase of $290.4 million, or 31.0%, as compared to $935.6 million for the year ended December 31, 2023. This increase was primarily due to an increase in salaries, commissions and benefits of $158.9 million, or 30.0%, primarily due to an increase in average team member count as we prepare for anticipated increases in production volume, and an increase in direct loan production costs of $86.0 million, primarily due to costs associated with our free credit report and down payment assistance programs as well as increased loan production volume. General and administrative expenses increased $39.4 million primarily due to an increase in computer support services and professional service and legal fees, and marketing, travel and entertainment expenses increased $12.3 million, primarily due to our continued investment in our broker relationships through broker visits and training programs. These increases were partially offset by an increase in other income of $5.5 million primarily due to the decrease in fair value of Public and Private Warrants, partially offset by the decrease in fair value of retained investment securities.

## Income Taxes

We recorded a $6.9 million provision for income taxes during the year ended December 31, 2025, compared to a $6.6 million provision for income taxes for the year ended December 31, 2024 and $6.5 million benefit for income taxes for the year ended December 31, 2023. The increase in income tax provision for the year ended December 31, 2025, as compared to the same period in 2024, was primarily due to an increase in pre-tax income attributable to the Company as a result of UWMC's increased ownership of Holdings LLC as a result of Exchange Transactions. The increase in income tax provision for the year ended December 31, 2024, as compared to the same period in 2023, was primarily due to an increase in pre-tax income attributable to the Company.

## Net income

Net income was $244.0 million for the year ended December 31, 2025, a decrease of $85.4 million or 25.9%, as compared to net income of $329.4 million for the year ended December 31, 2024. The decrease in net income was primarily the result of an increase in total expenses (including income taxes) of $324.9 million and an increase of $246.9 million in other gains (losses), net, partially offset by an increase in total revenue of $486.4 million.

Net income was $329.4 million for the year ended December 31, 2024, an increase of $399.2 million or 572.0%, as compared to net loss of $69.8 million for the year ended December 31, 2023. The increase in net income was primarily the result of an increase in total revenue of $508.7 million and a decrease in other losses of $343.7 million, partially offset by an increase in total expenses (including income taxes) of $453.2 million.

Net income attributable to the Company of $27.4 million for the year ended December 31, 2025 includes the net income of UWM attributable to the Company due to its approximate 17% ownership interest in Holdings LLC. Net income attributable to the Company of $14.4 million for the year ended December 31, 2024 includes the net income of UWM attributable to the Company due to its approximate 10% ownership interest in Holdings LLC. Net loss attributable to the Company of $13.2 million for the year ended December 31, 2023 includes the net loss of UWM attributable to the Company due to its approximate 6% ownership interest in Holdings LLC.

## Liquidity and Capital Resources

### *Overview*

Historically, our primary sources of liquidity have included:

- borrowings including under our warehouse facilities and other financing facilities;
- cash flow from operations and investing activities, including:
  - sale or securitization of loans into the secondary market;
  - loan origination fees and certain other fees related to the origination of a loan;
  - servicing fee income;
  - interest income on mortgage loans; and
  - sale of MSRs and excess servicing cash flows.

Historically, our primary uses of funds have included:

- origination of loans;
- retention of MSRs from our loan sales;

- payment of interest expense;
- payment of operating expenses; and
- dividends on, and repurchases of, our Class A common stock and distributions to SFS Corp., including tax distributions.

Holdings LLC is generally required from time to time to make distributions in cash to SFS Corp. (as well as distributions to UWMC) in amounts sufficient to cover the taxes on SFS Corp.'s allocable share of the taxable income of Holdings LLC. We are also subject to contingencies which may have a significant impact on the use of our cash, including our obligations under the Tax Receivable Agreement that we entered into with SFS Corp. at the time of the business combination.

To originate and aggregate loans for sale or securitization into the secondary market, we use our own working capital and borrow or obtain funding on a short-term basis primarily through uncommitted and committed warehouse facilities that we have established with large global banks, regional or specialized banks and certain agencies.

We continually evaluate our capital structure and capital resources to optimize our leverage and profitability and take advantage of market opportunities. As part of such evaluation, we regularly review our levels of secured and unsecured indebtedness, available borrowing capacity and available equity, unsecured debt maturities, our strategic investments, including technology and growth of the wholesale channel, the availability or desirability of growth through the acquisition of other companies or other mortgage portfolios, the repurchase or redemption of our outstanding indebtedness, or repurchases of our common stock or common stock derivatives.

We currently believe that our cash on hand, as well as the sources of liquidity described above, will be sufficient to maintain our current operations and fund our loan originations capital commitments for the next twelve months.

***Loan Funding Facilities***

***Warehouse facilities***

Our warehouse facilities, which are our primary loan funding facilities used to fund the origination of our mortgage loans, are primarily in the form of master repurchase agreements. Loans financed under these facilities are generally financed, on average, at approximately 97% to 98% of the principal balance of the loan, which requires us to fund the remaining 2-3% of the unpaid principal balance from cash generated from our operations. Once closed, the underlying residential mortgage loan is pledged as collateral for the borrowing or advance that was made under these loan funding facilities. In most cases, the loans we originate will remain in one of our warehouse facilities for less than one month, until the loans are pooled and sold. During the time we hold the loans pending sale, we earn interest income from the borrower on the underlying mortgage loan note. This income is partially offset by the interest and fees we have to pay under the warehouse facilities.

When we sell or securitize a pool of loans, the proceeds we receive from the sale or securitization of the loans are used to pay back the amounts we owe on the warehouse facilities. The remaining funds received then become available to be re-advanced to originate additional loans. We are dependent on the cash generated from the sale or securitization of loans to fund future loans and repay borrowings under our warehouse facilities. Delays or failures to sell or securitize loans in the secondary market could have an adverse effect on our liquidity position.

From a cash flow perspective, the vast majority of cash received from mortgage originations occurs at the point the loans are sold or securitized into the secondary market. The vast majority of servicing fee income relates to the retained servicing fee on the loans, where cash is received monthly over the life of the loan and is typically a product of the borrowers' current unpaid principal balance multiplied by the weighted average service fee. For a given mortgage loan, servicing revenue from the retained servicing fee generally declines over time as the principal balance of the loan is reduced.

The amount of financing advanced to us under our warehouse facilities, as determined by agreed upon advance rates, may be less than the stated advance rate depending, in part, on the fair value of the mortgage loans securing the financings and premium we pay the broker. Each of our warehouse facilities allows the bank extending the advances to evaluate regularly the market value of the underlying loans that are serving as collateral. If a bank determines that the value of the collateral has decreased, the bank can require us to provide additional collateral (e.g., initiate a margin call) or reduce the amount outstanding with respect to the corresponding loan. Our inability to satisfy the request could result in the termination of the facility and, depending on the terms of our agreements, possibly result in a default being declared under our other warehouse facilities.

Warehouse lenders generally conduct daily evaluations of the adequacy of the underlying collateral for the warehouse loans based on the fair value of the mortgage loans. As the loans are generally financed at 97% to 98% of principal balance and our loans are typically outstanding on warehouse lines for short periods (e.g., less than one month), significant increases in market interest rates would be required for us to experience margin calls or requirements to reduce the amount outstanding with respect to the corresponding loan from a majority of our warehouse lenders. Four of our warehouse lines advance based on the fair value of the loans, rather than the principal balance. For those lines, we exchange collateral for modest changes in value. As of December 31, 2025, there were no outstanding exchanges of collateral.

The amount owed and outstanding on our warehouse facilities fluctuates based on our loan origination volume, the amount of time it takes us to sell the loans we originate, our cash on hand, and our ability to obtain additional financing. From time to time, we will increase or decrease the size of the lines to reflect anticipated increases or decreases in volume, strategies regarding the timing of sales of mortgages to the GSEs or secondary markets and costs associated with not utilizing the lines. We reserve the right to arrange for the early payment of outstanding loans and advances from time to time. As we accumulate loans, a significant portion of our total warehouse facilities may be utilized to fund loans.

The table below reflects the current line amounts of our principal warehouse facilities and the amounts advanced against those lines as of December 31, 2025:

| Facility Type[2] | Collateral | Line Amount as of December 31, 2025[1] | Date of Initial Agreement With Warehouse Lender | Current Agreement Expiration Date | Total Advanced Against Line as of December 31, 2025 (in thousands) |
|---|---|---|---|---|---|
| **MRA Funding:** | | | | | |
| Master Repurchase Agreement | Mortgage Loans | $500 Million | 2/29/2012 | 5/15/2026 | $ 396,734 |
| Master Repurchase Agreement | Mortgage Loans | $500 Million | 10/30/2020 | 6/26/2026 | 123,379 |
| Master Repurchase Agreement | Mortgage Loans | $2.0 Billion | 7/24/2020 | 8/27/2026 | 1,319,244 |
| Master Repurchase Agreement | Mortgage Loans | $2.0 Billion | 7/10/2012 | 9/29/2026 | 898,190 |
| Master Repurchase Agreement | Mortgage Loans | $750 Million | 4/23/2021 | 10/08/2026 | 167,375 |
| Master Repurchase Agreement | Mortgage Loans | $325 Million | 2/26/2016 | 12/17/2026 | 288,777 |
| Master Repurchase Agreement | Mortgage Loans | $4.5 Billion | 5/9/2019 | 11/26/2027 | 2,807,107 |
| Master Repurchase Agreement | Mortgage Loans | $1.5 Billion | 2/7/2025 | 2/5/2027 | 827,941 |
| Master Repurchase Agreement | Mortgage Loans | $3.0 Billion | 12/31/2014 | 2/17/2027 | 1,353,618 |
| Master Repurchase Agreement | Mortgage Loans | $1.0 Billion | 3/7/2019 | 2/19/2027 | 709,683 |
| **Early Funding:** | | | | | |
| Master Repurchase Agreement | Mortgage Loans | $600 Million (ASAP+ - see below) | | No expiration | — |
| Master Repurchase Agreement | Mortgage Loans | $750 Million (EF - see below) | | No expiration | 20,448 |
| | | | | | $ 8,912,496 |

All interest rates are variable based upon a spread to SOFR.

[1] An aggregate of $900.0 million of these line amounts is committed as of December 31, 2025.

[2] Interest rates under these funding facilities are based on SOFR plus a spread, which ranged from 1.15% to 1.75% for substantially all of our loan production volume as of December 31, 2025.

### Early Funding Programs

We are an approved lender for loan early funding facilities with Fannie Mae through its As Soon As Pooled Plus ("ASAP+") program and Freddie Mac through its Early Funding ("EF") program. As an approved lender for these early funding programs, we enter into an agreement to deliver closed and funded one-to-four family residential mortgage loans, each secured by related mortgages and deeds of trust, and receive funding in exchange for such mortgage loans in some cases before the lender has grouped them into pools to be securitized by Fannie Mae or Freddie Mac. All such mortgage loans must adhere to a set of eligibility criteria to be acceptable. As of December 31, 2025, no amount was outstanding under the ASAP+ program and $20.4 million was outstanding through the EF program.

### Covenants

Our warehouse facilities generally require us to comply with certain operating and financial covenants and the availability of funds under these facilities is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining (i) a certain minimum tangible net worth, (ii) minimum liquidity, (iii) a maximum ratio of total liabilities or total debt to tangible net worth, and (iv) profitability. A breach of these covenants can result in an event of default under these facilities and as such would allow the lenders to pursue certain remedies.

In addition, each of these facilities, as well as our secured and unsecured lines of credit, includes cross default or cross acceleration provisions that could result in all facilities terminating if an event of default or acceleration of maturity occurs under any facility. We were in compliance with all covenants under these facilities as of December 31, 2025.

*Other Financing Facilities*

*Senior Notes*

On November 3, 2020, our consolidated subsidiary, UWM, issued $800.0 million in aggregate principal amount of senior unsecured notes due November 15, 2025 (the "2025 Senior Notes"). The 2025 Senior Notes accrued interest at a rate of 5.500% per annum. Interest on the 2025 Senior Notes was due semi-annually on May 15 and November 15 of each year. We used approximately $500.0 million of the net proceeds from the offering of 2025 Senior Notes for general corporate purposes to fund future growth and distributed the remainder to SFS Corp. for tax distributions. The 2025 Senior Notes were repaid at maturity in November 2025.

On April 7, 2021, our consolidated subsidiary, UWM, issued $700.0 million in aggregate principal amount of senior unsecured notes due April 15, 2029 (the "2029 Senior Notes"). The 2029 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2029 Senior Notes is due semi-annually on April 15 and October 15 of each year. We used a portion of the proceeds from the issuance of the 2029 Senior Notes to pay off and terminate a line of credit that was in place at the time of issuance, and the remainder for general corporate purposes.

Beginning on April 15, 2024, we may, at our option, redeem the 2029 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: April 15, 2024 at 102.750%; April 15, 2025 at 101.375%; or April 15, 2026 until maturity at 100%, of the principal amount of the 2029 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest.

On November 22, 2021, our consolidated subsidiary, UWM, issued $500.0 million in aggregate principal amount of senior unsecured notes due June 15, 2027 (the "2027 Senior Notes"). The 2027 Senior Notes accrue interest at a rate of 5.750% per annum. Interest on the 2027 Senior Notes is due semi-annually on June 15 and December 15 of each year. We used the proceeds from the issuance of the 2027 Senior Notes for general corporate purposes.

Beginning on June 15, 2024, we may, at our option, redeem the 2027 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: June 15, 2024 at 102.875%; June 15, 2025 at 101.438%; or June 15, 2026 until maturity at 100%, of the principal amount of the 2027 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest.

On December 10, 2024, the Company's consolidated subsidiary, Holdings LLC, issued $800.0 million in aggregate principal amount of senior unsecured notes due February 1, 2030, which are guaranteed by its wholly-owned subsidiary, UWM (the "2030 Senior Notes"). The 2030 Senior Notes accrue interest at a rate of 6.625% per annum. Interest on the 2030 Senior Notes is due semi-annually on February 1 and August 1 of each year, commencing August 1, 2025. We used the net proceeds from the issuance of the 2030 Senior Notes to pay down outstanding amounts on our MSR facilities and for general corporate purposes.

On or after February 1, 2027, the Company may, at its option, redeem the 2030 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: February 1, 2027 at 103.313%; February 1, 2028 at 101.656%; or February 1, 2029 until maturity at 100%, of the principal amount of the 2030 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to February 1, 2027, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2030 Senior Notes originally issued at a redemption price of 106.625% of the principal amount of the 2030 Senior Notes redeemed on the redemption date plus accrued and unpaid interest, with net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem some or all of the 2030 Senior Notes prior to February 1, 2027 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

On September 9, 2025, the Company's consolidated subsidiary, Holdings LLC, issued $1.0 billion in aggregate principal amount of senior unsecured notes due March 15, 2031, which are guaranteed by its wholly-owned subsidiary, UWM (the "2031 Senior Notes"). The 2031 Senior Notes accrue interest at a rate of 6.250% per annum. Interest on the 2031 Senior Notes is due semi-annually on March 15 and September 15 of each year, commencing on March 15, 2026. We used the net proceeds from the issuance of the 2031 Senior Notes (i) to repay the 2025 Senior Notes at maturity, (ii) temporarily pay down outstanding amounts on our MSR facilities, and (iii) for working capital.

On or after March 15, 2028, the Company may, at its option, redeem the 2031 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: March 15, 2028 at 103.125%; March 15, 2029 at 101.563%; or March 15, 2030 until maturity at 100%, of the principal amount of the 2031 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to March 15, 2028, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2031 Senior Notes originally issued at a redemption price of 106.250% of the principal amount of the 2031 Senior Notes redeemed on the redemption date plus accrued and unpaid interest, with net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem some or all of the 2031 Senior Notes prior to March 15, 2028 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

The indentures governing the outstanding Senior Notes contain certain operating covenants and restrictions, subject to a number of exceptions and qualifications, including restrictions on our ability to (1) incur additional non-funding indebtedness unless either (y) the Fixed Charge Coverage Ratio (as defined in the applicable indenture) is no less than 3.0 to 1.0 or (z) the Debt-to-Equity Ratio (as defined in the applicable indenture) does not exceed 2.0 to 1.0, (2) merge, consolidate or sell assets, (3) make restricted payments, including distributions, (4) enter into transactions with affiliates, (5) enter into sale and leaseback transactions and (6) incur liens securing indebtedness. We were in compliance with the terms of these indentures as of December 31, 2025.

## MSR Facilities

In 2022, the Company's consolidated subsidiary, UWM, entered into a Loan and Security Agreement with Citibank, N.A. ("Citibank"), providing UWM with up to $1.5 billion of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "Conventional MSR Facility"). The Conventional MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitizations by Fannie Mae or Freddie Mac that meet certain criteria. Available borrowings, as well as mandatory curtailments, under the Conventional MSR Facility are based on the fair market value of the collateral, and borrowings under the Conventional MSR Facility bear interest based on one-month term SOFR plus an applicable margin.

On January 30, 2023, UWM amended the Loan and Security Agreement with Citibank, to permit UWM, with the prior consent of Citibank, to enter into transactions for the sale of excess servicing cash flows whereby Citibank will release its security interest in that portion of the collateral.

On June 27, 2024, UWM and Citibank amended both the Loan and Security Agreement and the warehouse facility agreement between the parties. These amendments increased the combined total uncommitted borrowing capacity of the Conventional MSR Facility and the warehouse facility to $2.0 billion and extended the maturity dates to June 26, 2026. As of December 31, 2025, $900.0 million was outstanding under the Conventional MSR Facility.

The Conventional MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2025, we were in compliance with all applicable covenants under the Conventional MSR Facility.

In 2023, the Company's consolidated subsidiary, UWM, entered into a Credit Agreement with Goldman Sachs Bank USA, providing UWM with up to $500.0 million of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "Ginnie Mae MSR Facility"). The Ginnie Mae MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Ginnie Mae that meet certain criteria. Available borrowings, as well as mandatory curtailments, under the Ginnie Mae MSR Facility are based on the fair market value of the collateral. Borrowings under the Ginnie Mae MSR Facility bear interest based on SOFR plus an applicable margin. The draw period for the Ginnie Mae MSR Facility ends on March 20, 2026, and the facility has a maturity date of March 20, 2027. As of December 31, 2025, $300.0 million was outstanding under the Ginnie Mae MSR Facility. Subsequent to December 31, 2025, the uncommitted borrowing capacity of the Ginnie Mae MSR facility was increased by $300.0 million, resulting in a total of $800.0 million of uncommitted borrowing capacity.

The Ginnie Mae MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2025, we were in compliance with all applicable covenants under the Ginnie Mae MSR Facility.

The weighted average interest rate charged for borrowings under our MSR facilities was 6.82%, 8.28%, and 8.80% for the years ended December 31, 2025, 2024, and 2023, respectively.

### Revolving Credit Facility

In 2022, UWM entered into the Revolving Credit Agreement, between UWM, as the borrower, and SFS Corp., as the lender. The Revolving Credit Agreement provides for, among other things, a $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial one-year term and automatically renews for successive one-year periods unless terminated by either party. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time, and accrue interest at the Applicable Prime Rate (as defined in the Revolving Credit Agreement). UWM may utilize the Revolving Credit Facility in connection with: (i) operational and investment activities, including but not limited to funding and/or advances related to (a) servicing rights, (b) 'scratch and dent' loans, (c) margin requirements, and (d) equity in loans held for sale; and (ii) general corporate purposes.

In September 2025, UWM and SFS Corp. amended the Revolving Credit Agreement to, among other things, (i) restrict UWM from making any payment to SFS Corp. upon the occurrence of an event of default under any of the indentures governing any of senior notes outstanding and (ii) restrict SFS Corp. from pursuing certain remedies until all outstanding amounts due under any of the senior notes has been paid upon the occurrence of any event of default under any of the indentures governing the senior notes.

The Revolving Credit Agreement contains certain financial and operating covenants and restrictions, subject to a number of exceptions and qualifications, and the availability of funds under the Revolving Credit Facility is subject to our continued compliance with these covenants. We were in compliance with these covenants as of December 31, 2025. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2025.

### Borrowings Against Investment Securities

In 2021, UWM began selling some of the mortgage loans that it originates through UWM's private label securitization transactions. In executing these transactions, UWM sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The securitization entities are funded through the issuance of beneficial interests in the securitized assets. The beneficial interests take the form of trust certificates, some of which are sold to investors and some of which may be retained by UWM due to regulatory requirements. UWM entered into sale and repurchase agreements for a portion of the retained beneficial interests in the securitization trusts established to facilitate its private label securitization transactions which have been accounted for as borrowings against investment securities. As of December 31, 2025, we had $87.5 million outstanding under individual trades executed pursuant to a master repurchase agreement with a counterparty which is collateralized by the investment securities (beneficial interests in the trusts) that we retained due to regulatory requirements. The borrowings against investment securities have remaining terms ranging from one to three months as of December 31, 2025, and interest rates based on SOFR plus a spread. We intend to renew these sale and repurchase agreements upon their maturity during the required holding period for the retained investment securities.

The counterparty under these sale and repurchase agreements conducts daily evaluations of the adequacy of the underlying collateral based on the fair value of the retained investment securities less any specified haircuts. These investment securities are financed on average at approximately 74% of the outstanding principal balance, and exchanges of cash collateral are required if the fair value of the retained investment securities, less the haircut, is less than the principal balance plus accrued interest on the secured borrowings. As of December 31, 2025, we had delivered $1.7 million of collateral to the counterparty under these sale and repurchase agreements.

### Finance Leases

As of December 31, 2025, our finance lease liabilities were $23.5 million, $22.9 million of which relates to leases with related parties. The Company's financing lease agreements have remaining terms ranging from approximately three years to ten years.

### Cash flow data for the years ended December 31, 2025, 2024 and 2023

| ($ in thousands) | | For the year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Net cash (used in) provided by operating activities | $ | (2,647,557) | $ | (6,241,495) | $ | 165,244 |
| Net cash provided by investing activities | | 2,259,557 | | 2,676,092 | | 1,829,962 |
| Net cash provided by (used in) financing activities | | 384,025 | | 3,575,274 | | (2,202,636) |
| Net increase (decrease) in cash and cash equivalents | $ | (3,975) | $ | 9,871 | $ | (207,430) |
| Cash and cash equivalents at the end of the period | | 503,364 | | 507,339 | | 497,468 |

*Net cash (used in) provided by operating activities*

Net cash used in operating activities was $2.6 billion for the year ended December 31, 2025 compared to net cash used in operating activities of $6.2 billion for the same period in 2024. The decrease in cash flows used in operating activities year-over-year was primarily driven by the smaller increase in mortgage loans at fair value (funded in the normal course by borrowings on warehouse facilities) for the period ended December 31, 2025, as compared to the same period in 2024, partially offset by a slight increase in net income as adjusted for non-cash operational items, including the capitalization and change in fair value of MSRs.

Net cash used in operating activities was $6.2 billion for the year ended December 31, 2024 compared to net cash provided by operating activities of $165.2 million for the same period in 2023. The decrease in cash flows from operating activities year-over-year was primarily driven by the increase in mortgage loans at fair value (funded in the normal course by borrowings on warehouse facilities) for the period ended December 31, 2024, as compared to a decrease in mortgage loans at fair value for the comparable period in 2023, and an increase in capitalization of MSRs in 2024, along with a smaller decrease in fair value of MSRs, partially offset by an increase in net income in 2024.

*Net cash provided by investing activities*

Net cash provided by investing activities was $2.3 billion for the year ended December 31, 2025 compared to $2.7 billion of net cash provided by investing activities for the same period in 2024. The decrease in cash flows provided by investing activities was primarily driven by a decrease in net proceeds from the sales of MSRs and excess servicing cash flows as well as an investment in private company equity securities in 2025.

Net cash provided by investing activities was $2.7 billion for the year ended December 31, 2024 compared to $1.8 billion of net cash provided by investing activities for the same period in 2023. The increase in cash flows provided by investing activities was primarily driven by an increase in proceeds from the sales of MSRs and excess servicing cash flows.

*Net cash provided by (used in) financing activities*

Net cash provided by financing activities was $0.4 billion for the year ended December 31, 2025 compared to $3.6 billion of net cash provided by financing activities for the same period in 2024. The decrease in cash flows from financing activities year-over-year was primarily driven by a decrease in net borrowings under warehouse lines of credit for the year ended December 31, 2025 compared to the year ended December 31, 2024 (related to a smaller increase in mortgage loans at fair value for these comparable periods) and the repayment of the 2025 Senior Notes during the year ended December 31, 2025, partially offset by net proceeds from the issuance of the 2031 Senior Notes and an increase in net borrowings on our MSR facilities during the year ended December 31, 2025.

Net cash provided by financing activities was $3.6 billion for the year ended December 31, 2024 compared to $2.2 billion of net cash used in financing activities for the same period in 2023. The increase in cash flows provided by financing activities year-over-year was primarily driven by net borrowings under warehouse lines of credit (due to the increase in mortgage loans at fair value) and net proceeds from the issuance of the 2030 Senior Notes, partially offset by net repayments on our MSR facilities, member distributions (including tax distributions), and dividends.

**Contractual Obligations**

*Cash requirements from contractual and other obligations*

As of December 31, 2025, our material cash requirements from known contractual and other obligations include interest and principal payments under our Senior Notes, principal payments under our borrowings against investment securities, interest and principal payments under our Conventional MSR Facility and Ginnie Mae MSR Facility, payments under our financing and operating lease agreements, payments to SFS Corp. under the TRA and required tax distributions to SFS Corp. In the third quarter of 2025, Holdings LLC issued $1.0 billion in aggregate principal amount of 6.250% senior unsecured notes due 2031. In November 2025, UWM repaid the $800.0 million in aggregate principal amount of 5.500% senior unsecured notes due in 2025. There have been no other material changes in the cash requirements from known contractual and other obligations since December 31, 2024.

During the fourth quarter of 2025, the Board declared a dividend of $0.10 per share of Class A common stock for an aggregate amount of $26.8 million. Concurrently with this declaration, the Board, in its capacity as the Manager of Holdings LLC, under the Holdings LLC Second Amended and Restated Operating Agreement, approved a proportional distribution of

$133.1 million from Holdings LLC to SFS Corp. with respect to Class B Units of Holdings LLC. The dividend and the distributions were paid on January 8, 2026.

Holdings LLC is generally required from time to time to make distributions in cash to SFS Corp. (as well as distributions to UWMC) in amounts sufficient to cover the taxes on its allocable share of the taxable income of Holdings LLC.

The sources of funds needed to satisfy these cash requirements include cash flows from operations and investing activities, including cash flows from sales of MSRs and excess servicing cash flows, sale or securitization of loans into the secondary market, loan origination fees and certain other fees related to the origination of a loan, servicing fee income, and interest income on mortgage loans.

*Repurchase and indemnification obligations*

Loans sold to investors, which we believe met investor and agency underwriting guidelines at the time of sale, may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. We establish a reserve which is estimated based on an assessment of our contingent and non-contingent obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. See *Note 10 - Commitments and Contingencies* to the consolidated financial statements for further information.

*Interest rate lock commitments, loan sale and forward commitments, and other interest rate derivatives*

In the normal course of business, we are party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit to borrowers at either fixed or floating interest rates. IRLCs are binding agreements to lend to a borrower at a specified interest rate within a specified period of time as long as there is no violation of conditions established in the contract. These commitments generally have fixed expiration dates or other termination clauses which may require payment of a fee. As many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The blended average pullthrough rate was 78% and 80% as of December 31, 2025 and December 31, 2024, respectively.

We also enter into contracts to sell loans into the secondary market at specified future dates (commitments to sell loans), and forward commitments to sell MBS at specified future dates and interest rates. We occasionally enter into other interest rate derivatives as part of its overall interest rate mitigation strategy for MSRs. There were no other interest rate derivatives outstanding as of December 31, 2025. These financial instruments include margin call provisions that require us to transfer cash in an amount sufficient to eliminate any margin deficit. A margin deficit generally results from daily changes in the fair value of these financial instruments. We are generally required to satisfy the margin call on the day of or within one business day of such notice.

Following is a summary of the notional amounts of commitments as of dates indicated:

| ($ in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Interest rate lock commitments—fixed rate (a) | $ 11,770,855 | $ 7,661,650 |
| Interest rate lock commitments—variable rate (a) | 450,348 | 7,742 |
| Commitments to sell loans | 2,608,946 | 2,240,558 |
| Forward commitments to sell mortgage-backed securities | 14,355,079 | 12,601,895 |

(a) Adjusted for pullthrough rates of 78% and 80% as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, we had sold $3.7 billion of loans to a global insured depository institution and assigned the related trades to deliver the applicable loans into securities for end investors for settlement in January 2026.

## Critical Accounting Estimates and Use of Significant Estimates

Preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We have identified certain accounting estimates as being critical because they require management's judgment to make difficult, subjective or complex judgments about matters that are uncertain. Actual results could differ and the use of other assumptions or estimates could result in material differences in our consolidated financial statements. Our critical accounting policies and estimates are discussed below and primarily relate to the fair value and other estimates.

### *Mortgage loans held at fair value and revenue recognition*

We record mortgage loans at estimated fair value. Mortgage loans at fair value is comprised of loans that are expected to be sold into the secondary market. When we have the unilateral right to repurchase certain Ginnie Mae pool loans we have previously sold (generally loans that are more than 90 days past due) and the call option results in a more than trivial benefit to us, the previously sold assets are required to be re-recognized on the balance sheet. We record our potential purchase obligation at the unpaid principal balance of the loan. The related asset and liability for the Ginnie Mae pool loans eligible for repurchase are presented separately on the consolidated balance sheet.

The fair value of mortgage loans is estimated using observable market information including pricing from current cash commitments from GSEs, recent market commitment prices, or broker quotes, as if the loans were to be sold currently into the secondary market. Loans at fair value for which there is little to no observable trading activity of similar instruments (e.g., scratch and dent buyers) are valued using dealer price quotations which typically results in purchase price discounts. We also factor our loans' readiness to be sold to loan outlets and adjust the fair value accordingly.

A majority of the revenues from mortgage loan originations are recognized as a component of "loan production income" in the consolidated statements of operations when the loan is originated, which is the primary revenue recognition event as the loans are recorded at estimated fair value upon origination. Loan production income also includes the unrealized gains and losses associated with the changes in the fair value of mortgage loans at fair value and the realized and unrealized gains and losses from derivative assets and liabilities. Other companies recognize a majority of the revenue related to lending activity when they make an interest rate lock commitment with a borrower.

Mortgage loans at fair value were $9.9 billion at December 31, 2025, compared to $9.5 billion as of December 31, 2024.

### *Mortgage servicing rights*

MSRs represent the fair value assigned to the rights in the contracts that obligate us to service the loans sold in exchange for a servicing fee. At the date the loan is sold with servicing retained, the fair value of the MSR is capitalized and recognized as a component of "loan production income" in the consolidated statements of operations.

For purposes of both initial and subsequent measurement, the fair value of MSRs is determined using a valuation model that calculates the present value of estimated net future servicing income. The model includes estimates of prepayment speeds, discount rates, cost to service, float earnings, contractual servicing income, and ancillary income and late fees, among others. Changes in the estimates used to value MSRs could materially change the estimated fair value. Judgment is made when determining these assumptions, however, these estimates are supported by market and economic data collected from various outside sources. The key unobservable inputs used in determining the fair value of our MSRs include the discount rate, prepayment speeds, and the cost of servicing.

Changes in economic and other relevant conditions could cause actual results to differ from assumptions used to determine fair value. Markets, specifically buyers of MSRs, may change perspective on assumptions or MSR value entirely which can lead to different values and outcomes. Assumptions emanate from recent market transactions as well as current expectations and vary over time. There are also differences between assumptions used to determine fair value (what a buyer would pay) and what we can achieve in our operations. Prepayment speeds can change quickly and related assumptions can be materially different between buyers. Consequently, prepayment speed assumptions often differ from our estimates. Increases in prepayment speeds generally have an adverse effect on the fair value of MSRs. Discount rates imply a rate of return. Similarly, discount rates are subjective and, in practice, are often imputed to reconcile to prices observed from recent trades. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. The cost to service assumption can vary based upon buyer expectation, bidding strategy, and can depend upon the cost structure of a potential bidder. The higher the servicing cost assumption, the lower the MSR value. If we are unable to achieve the cost assumption, the MSRs' operational economics will lag fair value. Refer to *Note 5 - Mortgage Servicing Rights* to the consolidated financial statements for additional detail regarding the quantitative impact on the fair value of MSRs as a result of adverse changes in key unobservable inputs.

MSRs were $4.1 billion as of December 31, 2025, compared to $4.0 billion as of December 31, 2024. For the year ended December 31, 2025, we recognized a loss of $435.3 million due to changes in the fair value of MSRs as a result of changes in valuation inputs and assumptions, primarily as a result of decreases in market interest rates, compared to $295.2 million of income recognized for the same period in the prior year as a result of increased in market interest rates.

### *Derivative Financial Instruments*

Derivatives are recognized as assets or liabilities on the balance sheets and are measured at estimated fair value with changes recorded in the consolidated statements of operations within "loan production income" in the period in which they occur. IRLCs on mortgage loans to be originated or purchased which are intended to be sold are considered derivative financial instruments and are the primary basis of our interest rate or pricing risk. We enter into FLSCs to mitigate risk of IRLCs as well as loans, and to efficiently facilitate sale of loans into the secondary market. IRLCs and FLSCs are free standing derivative financial instruments. The Company also occasionally enters into other interest rate derivatives as part of its overall interest rate mitigation strategy for MSRs. These other interest rate derivative financial instruments are measured at estimated fair value, based on quoted prices in an active market, with changes in fair value reported in the consolidated statements of operations within "Gain (loss) on other interest rate derivatives." There were no other interest rate derivative financial instruments outstanding as of December 31, 2025 or 2024.

We estimate the fair value of derivatives based on estimates of the price that would be received to sell an asset or paid to transfer a liability. Each individual contract is the basis for the determination. FLSCs are firm commitments and the value is almost exclusively determined based upon the underlying difference in interest rates between the contract's terms and current market. Similarly, we value IRLCs based upon the difference between the terms of the individual contract and the current market interest rates. Fair value estimates of IRLCs also take into account the probability that loan commitments may not be expected to be exercised by borrowers (the "pullthrough" rate), which is estimated based on historical experience. We consider the value of net future cash flows related to the associated servicing right of the eventual loan (however, the loan must first be originated, then the loan would need to be sold, with servicing retained or contractually separated, for MSR cash flows to distinctively exist), because if we did not, in most market conditions, IRLCs would result in a somewhat arbitrary loss recognition at inception. For valuation of IRLCs, we prioritize determination of exit price (what a buyer would pay) of the contract in its current form, over future components or elements. This approach results in revenue recognition for relative changes in the fair value of IRLCs during the interest rate lock period (as opposed to the primary revenue recognition event of accepting an interest rate lock), and full revenue recognition when the loan is originated.

IRLCs and loans at fair value expose us to the risk that the price of the existing loans and future loans to be made, which underlie the commitments, might decline in value due to increases in mortgage interest rates. To protect against this risk, we use FLSCs to economically hedge the risk of potential changes in the value of the loans and IRLCs (future loans). We expect that the changes in fair value of the forward commitments will either substantially or partially offset the changes in fair value of the loans and IRLCs.

Derivative assets and liabilities were $37.6 million and $26.6 million, respectively, as of December 31, 2025, as compared to $100.0 million and $36.0 million, respectively, as of December 31, 2024.

### *Representations and warranties reserve*

Loans sold to investors which we believe met investor and agency underwriting guidelines at the time of sale may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. We establish a reserve which is estimated based on our assessment of our contingent and non-contingent obligations, including the universe of loans which may still be at risk for indemnity, expected frequency, appeal rate success, expected loss severity, expected economic conditions, as well as an estimate for the cost of a market participant's potential readiness to stand by to perform on such obligations. We also consider our historical repurchase and loss experience when making these estimates. The reserve includes amounts for repurchase demands received but still under review as well as a reserve for the expected future losses on loans sold to investors for which no request for repurchase or indemnification demand has yet been received. The initial estimated provision for these losses is included in "loan production income" in the consolidated statements of operations, with subsequent changes in estimates recorded as part of "general and administrative" expenses.

The maximum exposure under our representations and warranties obligations would be the outstanding principal balance, any premium received on all loans sold by us that are not subject to agency certainty clauses, as well as potential costs associated with repurchasing or indemnifying the buyers, less any loans that have already been paid in full by the borrower, loans that have defaulted without a breach of representations and warranties, that have been indemnified via settlement or make whole, or that have been repurchased. The Company repurchased $207.4 million, $234.4 million and $259.0 million in UPB of loans during the years ended December 31, 2025, 2024 and 2023, respectively, related to its representations and warranties obligations.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability. We broadly define these areas of risk as interest rate, credit and counterparty risk.

*Interest rate risk*

We are subject to interest rate risk which may impact our origination volume and associated revenue, MSR valuations, IRLCs and mortgage loans at fair value valuations, and the net interest margin derived from our funding facilities. The fair value of MSRs is driven primarily by interest rates, which impact expected prepayments. In periods of rising interest rates, the fair value of the MSRs generally increases as expected prepayments decrease, consequently extending the estimated life of the MSRs, and estimated float earnings increase, resulting in expected increases in cash flows. In a declining interest rate environment, the fair value of MSRs generally decreases as expected prepayments increase consequently truncating the estimated life of the MSRs, and estimated float earnings decrease, resulting in expected decreases in cash flows. Loan origination volumes tend to increase in declining interest rate environments and decrease in increasing rate environments, therefore we believe that our origination business provides a natural hedge to servicing. We periodically evaluate our overall interest rate risk management strategy with respect to MSRs, which includes consideration of our natural business model hedge, regular sales of MSRs and excess servicing cash flows, and at times entering into financial instruments to mitigate the interest rate risk associated with all or a portion of our MSR portfolio.

Our IRLCs and mortgage loans at fair value are exposed to interest rate volatility. During the origination, pooling, and delivery process, this pipeline value rises and falls with changes in interest rates. Because substantially all of our production is deliverable to Fannie Mae, Freddie Mac, and Ginnie Mae, we predominately utilize forward agency or Ginnie Mae To Be Announced ("TBA") securities as our primary hedge instrument. The TBA market is a secondary market where FLSCs or TBAs are sold by lenders seeking to hedge the risk that market interest rates may change and lock in a price for the mortgages they are in the process of originating.

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates. Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled. We used December 31, 2025 market rates on our instruments outstanding at that time to perform the sensitivity analysis. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated to our performance because the relationship of the change in fair value may not be linear nor does it factor ongoing operations. The following table summarizes the estimated change in the fair value of our mortgage loans at fair value, MSRs, IRLCs, and FLSCs as of December 31, 2025 given hypothetical instantaneous parallel shifts in the yield curve. Actual results could differ materially.

| ($ in thousands) | December 31, 2025 | |
| --- | --- | --- |
| | Down 25 bps | Up 25 bps |
| Increase (decrease) in assets | | |
| Mortgage loans at fair value | $ 51,793 | $ (63,691) |
| MSRs | (299,701) | 279,119 |
| IRLCs | 71,282 | (90,892) |
| Total change in assets | $ (176,626) | $ 124,536 |
| Increase (decrease) in liabilities | | |
| FLSCs | $ (124,234) | $ 145,040 |
| Total change in liabilities | $ (124,234) | $ 145,040 |

*Credit risk*

We are subject to credit risk, which is the risk of default that results from a borrower's inability or unwillingness to make contractually required mortgage payments. While our loans are sold into the secondary market without recourse, we do have repurchase and indemnification obligations to investors for breaches under our loan sale agreements. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and the proceeds upon ultimate foreclosure and liquidation of the property are insufficient to cover the amount of the mortgage loan plus expenses incurred. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools and technology designed to comply with applicable laws and our standards. In addition, we believe that this risk is mitigated through the quality of our loan portfolio. For the year ended December 31, 2025, our originated loans had a weighted average loan to value ratio of 81.57% and a weighted average FICO score of 737. For the year ended December 31, 2024, our originated loans had a weighted average loan to value ratio of 81.91% and a weighted average FICO score of 737. For the year ended December 31, 2023, our originated loans had a weighted average loan to value ratio of 82.89%, and a weighted average FICO score of 737.

*Counterparty risk*

We are subject to risk that arises from our financing facilities and interest rate risk hedging activities. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as "counterparties." If a counterparty were to default, we could potentially be exposed to financial loss if such counterparty were unable to meet its obligations to us. We manage this risk by selecting only counterparties that we believe to be financially strong, spreading the risk among many such counterparties, limiting singular credit exposures on the amount of unsecured credit extended to any single counterparty, and entering into master netting agreements with the counterparties as appropriate.

In accordance with the best practices outlined by The Treasury Market Practices Group, we execute Securities Industry and Financial Markets Association trading agreements with all material trading partners. Each such agreement provides for an exchange of margin should either party's exposure exceed a predetermined contractual limit. Such margin requirements limit our overall counterparty exposure. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. We incurred no losses due to nonperformance by any of our counterparties during the years ended December 31, 2025, 2024 or 2023.

Also, in the case of our financing facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate mortgage loans. With our financing facilities, we seek to mitigate this risk by ensuring that we have sufficient borrowing capacity with a variety of well-established counterparties to meet our funding needs as well as by fostering long-term relationships.

**Item 8. Financial Statements and Supplementary Data**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UWM Holdings Corporation

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UWM Holdings Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Mortgage Servicing Rights — Refer to Notes 1 and 5 to the financial statements*

*Critical Audit Matter Description*

The Company has elected to account for its mortgage servicing rights ("MSRs") at fair value. Subsequent to initial recognition, the fair value of MSRs is estimated with the assistance of an independent third-party valuation expert based upon a valuation model that calculates the estimated present value of future cash flows. The valuation model incorporates market estimates of prepayment speeds, discount rate, cost to service, and other assumptions. The Company's MSRs balance was $4.074 billion at December 31, 2025. We identified the valuation of MSRs as a critical audit matter because of (i) the significant judgments made in determining the prepayment speeds and discount rate assumptions ("significant valuation assumptions") given the limited market observability of these assumptions, and (ii) the high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the appropriateness of these significant valuation assumptions.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the significant valuation assumptions used by management to estimate the fair value of the Company's MSRs included the following, among others:

- We tested the design and operating effectiveness of controls over management's valuation of MSRs including management's evaluation of the reasonableness of the significant assumptions used in the valuation expert's model.

- We inquired of the Company's third-party valuation expert regarding the reasonableness of the significant valuation assumptions and the appropriateness of the valuation model.

- We assessed the reasonableness of the significant valuation assumptions used within the valuation model by comparing the assumptions used by the Company to the assumptions used by other third-party valuation experts as well as comparable entities.

- With the assistance of our fair value specialists, we evaluated the MSRs fair value by comparing it against a fair value range that was independently developed using market data.

- We performed a retrospective review of MSR sales in comparison to the MSR fair value estimates of the Company's third-party valuation expert.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 25, 2026

We have served as the Company's auditor since 2020.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UWM Holdings Corporation

## Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UWM Holdings Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet as of December 31, 2025, and statements of operations, changes in equity, and cash flows, for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those financial statements.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Detroit, Michigan
February 25, 2026

# UWM HOLDINGS CORPORATION
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except shares and per share amounts)

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents (includes restricted cash of $21.0 million and $16.0 million, respectively) | $ 503,364 | $ 507,339 |
| Mortgage loans at fair value | 9,932,729 | 9,516,537 |
| Derivative assets | 37,567 | 99,964 |
| Investment securities at fair value, pledged | 100,512 | 103,013 |
| Accounts receivable, net | 526,694 | 417,955 |
| Mortgage servicing rights | 4,073,781 | 3,969,881 |
| Premises and equipment, net | 180,199 | 146,199 |
| Operating lease right-of-use asset (includes $93.4 million and $92.6 million, respectively, with related parties) | 94,310 | 93,730 |
| Finance lease right-of-use asset, net (includes $20.7 million and $22.7 million, respectively, with related parties) | 21,247 | 23,193 |
| Loans eligible for repurchase from Ginnie Mae | 1,133,359 | 641,554 |
| Other assets | 324,914 | 151,751 |
| **Total assets** | $ 16,928,676 | $ 15,671,116 |
| **Liabilities and equity** | | |
| Warehouse lines of credit | $ 8,912,496 | $ 8,697,744 |
| Derivative liabilities | 26,574 | 35,965 |
| Secured lines of credit | 1,200,000 | 500,000 |
| Borrowings against investment securities | 87,497 | 90,646 |
| Accounts payable, accrued expenses and other | 707,790 | 580,736 |
| Accrued distributions and dividends payable | 161,292 | 159,827 |
| Senior notes | 2,981,975 | 2,785,326 |
| Operating lease liability (includes $99.7 million and $99.2 million, respectively, with related parties) | 100,596 | 100,376 |
| Finance lease liability (includes $22.9 million and $24.6 million, respectively, with related parties) | 23,468 | 25,094 |
| Loans eligible for repurchase from Ginnie Mae | 1,133,359 | 641,554 |
| **Total liabilities** | 15,335,047 | 13,617,268 |
| **Equity** | | |
| Preferred stock, $0.0001 par value - 100,000,000 shares authorized, none issued and outstanding as of December 31, 2025 or December 31, 2024 | — | — |
| Class A common stock, $0.0001 par value - 4,000,000,000 shares authorized, 268,415,480 and 157,940,987 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively | 27 | 16 |
| Class B common stock, $0.0001 par value - 1,700,000,000 shares authorized, none issued and outstanding as of December 31, 2025 or December 31, 2024 | — | — |
| Class C common stock, $0.0001 par value - 1,700,000,000 shares authorized, none issued and outstanding as of December 31, 2025 or December 31, 2024 | — | — |
| Class D common stock, $0.0001 par value - 1,700,000,000 shares authorized, 1,331,482,620 and 1,440,332,098 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively | 133 | 144 |
| Additional paid-in capital | 9,910 | 3,523 |
| Retained earnings | 189,447 | 157,837 |
| Non-controlling interest | 1,394,112 | 1,892,328 |
| **Total equity** | 1,593,629 | 2,053,848 |
| **Total liabilities and equity** | $ 16,928,676 | $ 15,671,116 |

See accompanying Notes to the Consolidated Financial Statements.

# UWM HOLDINGS CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except shares and per share amounts)

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| **Revenue** | | | |
| Loan production income | $ **1,898,141** | $ 1,528,840 | $ 1,000,547 |
| Loan servicing income | **724,741** | 636,665 | 818,703 |
| Interest income | **537,687** | 508,621 | 346,225 |
| Total revenue | **3,160,569** | 2,674,126 | 2,165,475 |
| **Other gains (losses)** | | | |
| Change in fair value of mortgage servicing rights | **(1,055,448)** | (294,999) | (854,148) |
| Gain (loss) on other interest rate derivatives | **298,126** | (215,436) | — |
| Other gains (losses), net | **(757,322)** | (510,435) | (854,148) |
| **Expenses** | | | |
| Salaries, commissions and benefits | **851,213** | 689,160 | 530,231 |
| Direct loan production costs | **208,811** | 190,277 | 104,262 |
| Marketing, travel, and entertainment | **106,191** | 96,782 | 84,515 |
| Depreciation and amortization | **50,044** | 45,474 | 46,146 |
| General and administrative | **264,060** | 209,838 | 170,423 |
| Servicing costs | **145,629** | 110,986 | 131,792 |
| Interest expense | **530,794** | 490,763 | 320,256 |
| Other income | **(4,391)** | (5,546) | (5) |
| Total expenses | **2,152,351** | 1,827,734 | 1,387,620 |
| **Earnings (loss) before income taxes** | **250,896** | 335,957 | (76,293) |
| **Provision (benefit) for income taxes** | **6,873** | 6,582 | (6,511) |
| **Net income (loss)** | **244,023** | 329,375 | (69,782) |
| **Net income (loss) attributable to non-controlling interest** | **216,643** | 314,971 | (56,552) |
| **Net income (loss) attributable to UWM Holdings Corporation** | $ **27,380** | $ 14,404 | $ (13,230) |
| | | | |
| **Earnings (loss) per share of Class A common stock (see Note 20):** | | | |
| Basic | $ **0.13** | $ 0.13 | $ (0.14) |
| Diluted | $ **0.12** | $ 0.13 | $ (0.14) |
| **Weighted average shares outstanding:** | | | |
| Basic | **211,407,534** | 111,374,469 | 93,245,373 |
| Diluted | **1,599,179,891** | 111,374,469 | 93,245,373 |

See accompanying Notes to the Consolidated Financial Statements.

**UWM HOLDINGS CORPORATION**
**CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY**
(in thousands, except shares and per share amounts)

| | Class A Common Stock Shares | Class A Common Stock Amount | Class D Common Stock Shares | Class D Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Non-controlling Interest | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2022** | 92,575,974 | $ 9 | 1,502,069,787 | $ 150 | $ 903 | $ 142,500 | $ 3,028,131 | $ 3,171,693 |
| Net loss | — | — | — | — | — | (13,230) | (56,552) | (69,782) |
| Class A common stock dividends | — | — | — | — | — | (37,351) | — | (37,351) |
| Member distributions to SFS Corp. | — | — | — | — | — | — | (600,828) | (600,828) |
| Stock-based compensation | 1,078,295 | 1 | — | — | 799 | — | 12,063 | 12,863 |
| Re-measurement of non-controlling interest due to change in parent ownership and other | — | — | — | — | — | 18,771 | (20,695) | (1,924) |
| **Balance, December 31, 2023** | 93,654,269 | $ 10 | 1,502,069,787 | $ 150 | 1,702 | 110,690 | 2,362,119 | 2,474,671 |
| Net income | — | — | — | — | — | 14,404 | 314,971 | 329,375 |
| Class A common stock dividends | — | — | — | — | — | (46,162) | — | (46,162) |
| Member distributions to SFS Corp. | — | — | — | — | — | — | (707,848) | (707,848) |
| Stock-based compensation | 2,549,029 | — | — | — | 1,821 | — | 22,395 | 24,216 |
| Re-measurement of non-controlling interest due to change in parent ownership and other | 61,737,689 | 6 | (61,737,689) | (6) | — | 78,905 | (99,309) | (20,404) |
| **Balance, December 31, 2024** | 157,940,987 | $ 16 | 1,440,332,098 | $ 144 | 3,523 | 157,837 | 1,892,328 | 2,053,848 |
| Net income | — | — | — | — | — | 27,380 | 216,643 | 244,023 |
| Class A common stock dividends | — | — | — | — | — | (89,824) | — | (89,824) |
| Member distributions to SFS Corp. | — | — | — | — | — | — | (631,162) | (631,162) |
| Stock-based compensation | 1,625,015 | — | — | — | 6,387 | 132 | 42,820 | 49,339 |
| Re-measurement of non-controlling interest due to change in parent ownership and other | 108,849,478 | 11 | (108,849,478) | (11) | — | 93,922 | (126,517) | (32,595) |
| **Balance, December 31, 2025** | 268,415,480 | $ 27 | 1,331,482,620 | $ 133 | 9,910 | 189,447 | 1,394,112 | $ 1,593,629 |

See accompanying Notes to the Consolidated Financial Statements.

# UWM HOLDINGS CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | $ 244,023 | $ 329,375 | $ (69,782) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Reserve for representations and warranties | 35,289 | 43,437 | 49,676 |
| Capitalization of mortgage servicing rights | (3,647,451) | (2,931,543) | (2,269,378) |
| Change in fair value of mortgage servicing rights | 1,055,448 | 294,999 | 854,148 |
| Depreciation & amortization | 55,506 | 48,777 | 50,060 |
| Stock-based compensation expense | 50,363 | 24,580 | 13,832 |
| Increase in fair value of investment securities | (4,794) | (550) | (4,502) |
| (Decrease) increase in fair value of warrants liability | (2,743) | (5,089) | 6,060 |
| Decrease (increase) in: | | | |
| Mortgage loans at fair value | (416,192) | (4,066,653) | 1,685,076 |
| Derivative assets | 62,397 | (66,945) | 49,850 |
| Other assets | (9,556) | 57,063 | (169,285) |
| Increase (decrease) in: | | | |
| Derivative liabilities | (9,386) | (4,816) | (8,967) |
| Other liabilities | (60,461) | 35,870 | (21,544) |
| Net cash (used in) provided by operating activities | (2,647,557) | (6,241,495) | 165,244 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchases of premises and equipment | (74,048) | (39,455) | (26,434) |
| Net proceeds from sale of mortgage servicing rights | 2,423,711 | 2,711,955 | 1,843,649 |
| Proceeds from principal payments on investment securities | 7,294 | 7,887 | 7,439 |
| Margin calls on borrowings against investment securities | 2,600 | (4,295) | 5,308 |
| Investment in private company equity securities | (100,000) | — | — |
| Net cash provided by investing activities | 2,259,557 | 2,676,092 | 1,829,962 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Net borrowings (repayments) under warehouse lines of credit | 214,753 | 3,795,655 | (1,541,903) |
| Repayments of finance lease liabilities | (2,219) | (5,584) | (12,826) |
| Repayments under equipment notes payable | — | — | (991) |
| Borrowings under secured lines of credit | 3,050,000 | 1,675,000 | 1,000,000 |
| Repayments under secured lines of credit | (2,350,000) | (1,925,000) | (1,000,000) |
| Borrowings against investment securities | 350,310 | 369,777 | 166,067 |
| Repayments of borrowings against investment securities | (353,460) | (372,946) | (173,598) |
| Proceeds from issuance of senior notes | 1,000,000 | 800,000 | — |
| Discount and direct issuance cost of senior notes | (8,399) | (6,958) | — |
| Repayments of senior notes | (800,000) | — | — |
| Dividends paid to Class A common stockholders | (78,596) | (39,734) | (37,244) |
| Member distributions paid to SFS Corp. | (637,999) | (714,027) | (600,828) |
| Other financing activities | (365) | (909) | (1,313) |
| Net cash provided by (used in) financing activities | 384,025 | 3,575,274 | (2,202,636) |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (3,975) | 9,871 | (207,430) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD** | 507,339 | 497,468 | 704,898 |
| **CASH AND CASH EQUIVALENTS, END OF THE PERIOD** | $ 503,364 | $ 507,339 | $ 497,468 |
| **SUPPLEMENTAL INFORMATION** | | | |
| Cash paid for interest | $ 496,248 | $ 476,988 | $ 341,090 |
| Cash paid (received) for taxes | 914 | 2,984 | (56) |

See accompanying Notes to the Consolidated Financial Statements.

## NOTE 1 – ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

UWM Holdings Corporation ("UWMC"), a Delaware corporation, through its consolidated subsidiaries (collectively, the "Company"), engages in the origination, sale and servicing of residential mortgage loans throughout the U.S.

The Company is organized in an "Up-C" structure in which United Wholesale Mortgage, LLC ("UWM"), a Michigan limited liability company (the operating subsidiary) is 100% owned directly by UWM Holdings, LLC ("Holdings LLC"), a Delaware limited liability company which is in turn owned by SFS Holding Corp. ("SFS Corp."), a Michigan corporation and by the Company. Holdings LLC has two classes of equity, Class B Common Units, which are held solely by SFS Corp, and Class A Common Units, which are held solely by the Company. The Company is the manager of Holdings LLC and its only material direct asset consists of the Class A Common Units in Holdings LLC.

The Company's current capital structure authorizes four classes of common Stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each of the Class A Common Stock and Class B Common Stock have the same economic interest in the Company, with Class A Common Stock having one vote per share and the Class B Common Stock having 10 votes per share. The holders of Class C common stock and Class D common stock do not have any economic rights, but have one vote per share and 10 votes per share, respectively. Pursuant to our Certificate of Incorporation, only SFS Corp. and its shareholders can hold either Class B Common Stock or Class D Common Stock.

As part of our structure, SFS Corp. holds Holdings LLC Class B Common Units and an equal number of shares of Class D common stock (each, a "Paired Interest"). Each Paired Interest may be exchanged at any time by SFS Corp. into, at the option of the Company, either, (a) cash or (b) one share of the Company's Class B common stock (an "Exchange Transaction"). Each share of Class B common stock is convertible into one share of Class A common stock upon the transfer or assignment of such share from SFS Corp. to a non-affiliated third-party. See *Note 13 - Non-Controlling Interest* for further information.

In addition to the Paired Interests that SFS Corp. received in connection with its 2021 acquisition, SFS Corp. was entitled to receive 22,690,421 additional Paired Interests to the extent that the volume weighted average per share price of the Company's Class A common stock over any 10 trading days within any 30 trading day period is greater than or equal to each of the following stock price targets prior to January 21, 2026: $13.00, $15.00, $17.00 and $19.00 per share (total of approximately 90.8 million additional Paired Interests). The Company accounted for the potential earn-out shares as a component of stockholders' equity in accordance with applicable U.S. GAAP. See *Note 20 - Earnings Per Share* for further information. The applicable stock price targets were not achieved during the earn-out period and, therefore, SFS Corp.'s contingent right to receive these additional Paired Interests expired on January 21, 2026.

### Basis of Presentation and Consolidation

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements. See *Note 13 - Non-Controlling Interests* for further information.

### Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Dividend Policy

In connection with its decision to declare a dividend on its Class A common stock, the Company's Board of Directors (the "Board"), in its capacity as the Manager of Holdings LLC, under the Holdings LLC Second Amended and Restated Operating Agreement, can determine whether to (a) make distributions from Holdings LLC to only UWMC, as the owner of the Class A Units of Holdings LLC with the proportional amount due to SFS Corp. as the owner of the Class B Units of Holdings LLC, being distributed upon the sooner to occur of (i) the Board making a determination to do so or (ii) the date on which Class B Units of Holdings LLC are converted into shares of Class B common stock of the Company or (b) make proportional and simultaneous distributions from Holdings LLC to both UWMC, as the owner of the Class A Units of Holdings LLC and to SFS Corp. as the owner of the Class B Units of Holdings LLC.

## Operating Segments

The Company operates in a single segment and is engaged in the origination, sale and servicing of residential mortgage loans, exclusively in the wholesale channel. The President and Chief Executive Officer is the Company's chief operating decision maker ("CODM"). The CODM uses consolidated net income and total assets in assessing the Company's operational performance and in making resource allocation and strategic decisions. The CODM is regularly provided with only the consolidated expenses and assets as presented on the face of the accompanying financial statements, which are included in the measures of the Company's consolidated net income and total assets.

## Cash and Cash Equivalents

The Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company typically maintains cash balances in financial institutions in excess of Federal Deposit Insurance Corporation limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances. Restricted cash represents minimum cash deposit requirements with certain of the Company's lenders.

## Mortgage Loans at Fair Value and Revenue Recognition

Mortgage loans are recorded at estimated fair value. Fair value of mortgage loans is estimated using observable market information including pricing from current cash commitments from GSEs, recent market commitment prices, or broker quotes, as if the loans were to be sold currently into the secondary market. See *Note 2 - Mortgage Loans at Fair Value* for further information.

Loans are considered to be sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that entitles or obligates the Company to repurchase or redeem the transferred assets before their maturity. The Company typically considers the above criteria to have been met when transferring title to another party where no substantive repurchase rights or obligations exist.

The Company generates revenue from the following three components of the loan origination business: (i) loan production income, (ii) loan servicing income, and (iii) interest income. A majority of the loan production income from mortgage loan originations are recognized when the loan is originated which is the primary revenue recognition event as the loans are recorded at fair value at that time.

*Loan production income.* Loan production income includes all components related to the origination and sale of mortgage loans, including: (1) primary gain, which includes: (i) the difference between the estimated fair value or sale price of newly originated loans when sold in the secondary market and the purchase price of such originated loans; the purchase price of originated loans includes the loan principal amount, as well as any compensation paid by us to our clients (i.e., the Independent Mortgage Brokers) and any lender credits provided by us to borrowers, offset by discount points (if any) paid by borrowers to us to reduce their interest rate; (ii) changes in the estimated fair value of loans from the origination date to the sale date, and any difference between proceeds received upon sale (net of certain fees charged by investors) and the current fair value of a loan when sold into the secondary market; and (iii) the change in fair value of IRLCs, FLSCs (used to economically hedge IRLCs and loans at fair value from the origination to the sale date) due to changes in estimated fair value, driven primarily by interest rates but also influenced by other valuation assumptions; (2) loan origination and certain other fees related to the origination of a loan, which generally represent flat, per-loan fee amounts, which are recognized at the time loans are originated; (3) provision for representation and warranty obligations, which represent the reserves initially established at the time of sale for the Company's estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors; included within these reserves are amounts for estimated liabilities for requirements to repay a portion of any premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans; and (4) capitalization of MSRs, representing the estimated fair value of newly originated MSRs when loans are sold and the associated servicing rights are retained.

*Loan servicing income.* Loan servicing income represents revenue earned for servicing loans for various investors. Loan servicing income is generally based on a contractual percentage of the outstanding principal balance and servicing revenue is recognized as the related mortgage payments are received by the Company's sub-servicers.

*Interest income.* Interest income on mortgage loans at fair value is accrued based upon the principal amount outstanding and contractual interest rates. Income recognition is discontinued when loans become 90 days delinquent or when, in management's opinion, the collectability of principal and interest becomes doubtful and the specific loan is put on non-accrual status.

## Mortgage Servicing Rights and Revenue Recognition

When a loan is sold the Company typically retains the MSRs. Specifically, the Company retains the right and obligation to service the loan and receives a fee for collecting payments and transmitting collected payments to the purchasers of the loan. At the date the loan is sold with servicing retained, the fair value of the MSR is capitalized and recognized within loan production income. MSRs are initially recorded at estimated fair value. To determine the fair value of the servicing right created, the Company uses third party estimates of fair value at the time of initial recognition. Changes in fair value of MSRs are reported as a component of "Other gains (losses), net" within the consolidated statements of operations.

The fair value of MSRs is estimated with the assistance of a third party broker based upon a valuation model that calculates the estimated present value of future cash flows. The valuation model incorporates market estimates of prepayment speeds, discount rates, cost to service, float earnings, ancillary income, inflation, delinquency and default rates, among others.

Sales of MSRs are recognized when the risk and rewards of ownership have been transferred to a buyer, and a substantive non-refundable down payment is received. Also, any risks retained by the Company must be reasonably quantifiable to be eligible for sale accounting. See *Note 5 – Mortgage Servicing Rights* for further information.

## Representations and Warranties Reserve

Loans sold to investors which the Company believes met investor and agency underwriting guidelines at the time of sale may be subject to repurchase in the event of specific default by the borrower or subsequent discovery that underwriting or documentation standards were not explicitly satisfied. The Company may, upon mutual agreement, indemnify the investor against future losses on such loans or be subject to other guaranty requirements and subject to loss. The Company initially records its exposure under such guarantees at estimated fair value upon the sale of the related loan, within accounts payable, accrued expenses and other, as well as within loan production income, and continues to evaluate its on-going exposures in subsequent periods. The reserve is estimated based on the Company's assessment of its contingent and non-contingent obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. See *Note 10 - Commitments and Contingencies* for further information.

## Derivatives

Derivatives are recognized as assets or liabilities on the consolidated balance sheets and measured at fair value with changes in fair value recorded within the consolidated statements of operations in the period in which they occur. The Company enters into derivative instruments to reduce its risk exposure to fluctuations in interest rates. The Company accounts for derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting. IRLCs on mortgage loans to be originated or purchased which are intended to be sold are considered to be derivatives with changes in fair value recorded in the consolidated statements of operations as part of loan production income. Fair value is estimated primarily based on relative changes in interest rates for the underlying mortgages to be originated or purchased. Fair value estimates also take into account the probability that loan commitments may not be exercised by customers. The Company uses forward mortgage backed security contracts, which are known as FLSCs, to economically hedge the pipeline of IRLCs and loans at fair value. The Company occasionally enters into other interest rate derivatives as part of its overall interest rate mitigation strategy for MSRs. These other interest rate derivative financial instruments are measured at estimated fair value with changes in fair value recorded in the condensed consolidated statements of operations as a component of "Other gains (losses), net." See *Note 3 – Derivatives* for further information.

## Loans Eligible for Repurchase from Ginnie Mae

For certain loans sold to Ginnie Mae, the Company as the servicer has the unilateral right to repurchase any individual loan in a Ginnie Mae pool if that loan meets defined criteria (generally loans that are more than 90 days past due). When the Company has the unilateral right to repurchase the delinquent loans, the previously sold assets are required to be re-recognized on the consolidated balance sheets as assets and corresponding liabilities at the loan's unpaid principal balance, regardless of the Company's intent to exercise its option to repurchase. The recognition of previously sold loans does not impact the accounting for the previously recognized MSRs.

**Leases**

The Company enters into contracts to lease real estate (land and buildings), furniture and fixtures, and information technology equipment. Leases that meet one of the finance lease criteria are classified as finance leases, while all others are classified as operating leases. The Company determines if an arrangement is a lease at inception and has made an accounting policy election to not capitalize leases with initial terms of 12 months or less. At lease commencement, a lease liability and right-of-use asset are calculated and recognized for operating and finance leases. Lease liabilities represent the Company's obligation to make lease payments arising from the lease and lease right-of-use assets represent the Company's right to use an underlying asset for the lease term. The lease term used in the calculation includes any options to extend that the Company is reasonably certain to exercise. The lease liability is equal to the present value of future lease payments. The right-of-use asset is equal to the lease liability, plus any initial direct costs and prepaid lease payments, less any lease incentives received. Operating and finance lease right-of-use assets and liabilities are recorded separately on the consolidated balance sheets. In determining the present value of future lease payments, the Company uses estimated incremental borrowing rates based on information available at the lease commencement date when an implicit rate is not readily determinable for a given lease. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company uses an incremental borrowing rate estimated by referencing the Company's collateralized borrowings.

The Company's leases do not contain any material residual value guarantees or material restrictive covenants. The Company's lease agreements include both lease and non-lease components which are generally accounted for as a single component to the extent that the costs are fixed. If the non-lease components are not fixed, the costs are treated as variable lease costs. Subsequent to lease commencement, lease liabilities recorded for finance leases are measured using the effective interest method and the related right-of-use assets are amortized on a straight-line basis over the lease term. For finance leases, interest expense and amortization expense are recorded separately in the consolidated statements of operations as part of "Interest expense" and "Depreciation and amortization," respectively. For operating leases, total lease cost is comprised of lease expense and variable lease cost. Lease expense includes lease payments, which are recognized on a straight-line basis over the lease term. Variable lease cost includes common area maintenance charges, real estate taxes, insurance and other expenses, where applicable, which are expensed as incurred. Total lease cost for operating leases is recorded as part of "General and administrative" expense in the consolidated statements of operations. See *Note 7 - Leases* for further information.

**Income Taxes**

The Company accounts for income taxes by recognizing expense or benefit for the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which those differences are expected to reverse. Valuation allowances are recognized to reduce deferred tax assets to the amounts the Company concludes are more likely than not to be realized. Within particular tax jurisdictions, deferred tax assets and liabilities are offset and presented as a single amount. Net deferred tax assets are reported in "Other assets" and net deferred tax liabilities are reported in "Accounts payable, accrued expenses and other." Income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. In any period in which the Company acquires additional units of Holdings LLC by means of an Exchange Transaction, the Company records the related income tax effects as an adjustment to equity.

The Company recognizes the financial statement effects of income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Interpretations of tax laws are subject to review and examination by various taxing authorities and jurisdictions where the Company operates, and disputes may occur regarding a tax position. The Company reports interest and penalties related to uncertain tax positions as a component of income tax expense. See *Note 18 – Income Taxes* for further information.

**Tax Receivable Agreement**

The Company has entered into a Tax Receivable Agreement ("TRA") with SFS Corp. that obligates the Company to make payments to SFS Corp. of 85% of the amount of cash savings, if any, in federal, state and local income tax that the Company actually realizes as a result of (i) certain increases in tax basis resulting from Exchange Transactions; (ii) imputed interest deemed to be paid by the Company as a result of payments it makes under the TRA; (iii) certain increases in tax basis resulting from payments the Company makes under the TRA; and (iv) disproportionate allocations (if any) of tax benefits to the Company which arise from, among other things, the sale of certain assets as a result of taxable income allocation rules in the United States. The Company will retain the benefit of the remaining 15% of these tax savings.

The Company accounts for liabilities arising from the TRA as a loss contingency recorded within "Accounts payable, accrued expenses and other." Changes in the liability, other than those due to Exchange Transactions, are measured and recorded when estimated amounts due under the TRA are probable and can be reasonably estimated, and reported as part of "Other expense/(income)" in the consolidated statements of operations. In any period in which the Company acquires additional units of Holdings LLC by means of an Exchange Transaction, the Company records the related adjustment to the TRA liability as an adjustment to equity. See *Note 11 - Accounts Payable, Accrued Expenses and Other* for further information.

**Related Party Transactions**

The Company enters into various transactions with related parties. See *Note 17 – Related Party Transactions* for further information.

**Public and Private Warrants**

As of December 31, 2025, the Company had 10,624,987 warrants outstanding which were issued to third-party investors (the "Public Warrants") and 5,250,000 warrants outstanding which were issued in a private sale (the "Private Warrants"), in connection with its IPO. Each warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share. The Private Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the relevant terms of the warrants under applicable U.S. GAAP and concluded that they do not meet the criteria to be classified in stockholders' equity. Since the Public and Private Warrants meet the definition of derivatives, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the business combination transaction and subsequently measures the warrants at fair value (recorded within "Accounts payable, accrued expenses and other"), with the change in their respective fair values recognized in the consolidated statement of operations (recorded within "Other expense/(income)").

The outstanding Public and Private Warrants had a nominal value as of December 31, 2025, and all unexercised Public and Private Warrants expired on January 21, 2026.

**Stock-Based Compensation**

In 2021, the Company adopted the UWM Holdings Corporation 2020 Omnibus Incentive Plan (the "2020 Plan"). The 2020 Plan allows for the grant of stock options, restricted stock, restricted stock units ("RSUs"), and stock appreciation rights. Pursuant to the 2020 Plan, the Company reserved a total of 80,000,000 shares of common stock for issuance of stock-based compensation awards, and 40,581,024 shares remained available for issuance under the 2020 Plan as of December 31, 2025.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period based on the fair value of the award on the date of grant and is included in "Salaries, commissions and benefits" on the consolidated statements of operations. The Company made a policy election to recognize the effects of forfeitures as they occur. See *Note 19 – Stock-based Compensation* for further information.

**Servicing Advances**

Servicing advances represent advances on behalf of borrowers and investors to cover delinquent balances for contractual principal and interest, property taxes, insurance premiums and other out-of-pocket costs. Advances are made in accordance with the servicing agreements and are recoverable upon liquidation. The Company periodically evaluates the advances for collectability and amounts are written-off when they are deemed uncollectible. Servicing advances are included in "Accounts receivable, net" on the consolidated balance sheets.

**Advertising and Marketing**

Advertising and marketing is expensed as incurred and amounted to $34.1 million, $31.7 million and $28.4 million for the years ended December 31, 2025, 2024, and 2023, respectively, and is included in "Marketing, travel, and entertainment expenses" in the consolidated statements of operations.

**Escrow and Fiduciary Funds**

The Company maintains segregated bank accounts in trust for escrow and investor balances for mortgagors with third-party financial institutions. The balances of these accounts for escrows amounted to $1.3 billion and $1.4 billion at December 31, 2025 and December 31, 2024, respectively, and the balances of these accounts for investor funds amounted to $2.1 billion and $1.0 billion as of December 31, 2025 and December 31, 2024, respectively, and are excluded from the consolidated balance sheets.

## Contingencies

The Company evaluates contingencies based on information currently available and establishes an accrual for those matters when a loss contingency is considered probable and the related amount is reasonably estimable. For matters where a loss is believed to be reasonably possible but not probable, no accrual is established but the nature of the loss contingency and an estimate of the reasonably possible range of loss in excess of amount accrued, when such estimate can be made, is disclosed. In deriving an estimate, the Company is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of loss contingencies involves the use of critical estimates, assumptions and judgments. It is not possible to predict or determine the outcome of all loss contingencies. Accruals are periodically reviewed and may be adjusted as circumstances change.

## Risks and Uncertainties

The Company encounters certain economic and regulatory risks inherent in the consumer finance business. Economic risks include interest rate risk and credit risks. The Company is subject to interest rate risk to the extent that in a rising interest rate environment, the Company may experience a decrease in loan production, as well as decreases in the value of mortgage loans at fair value and in commitments to originate loans, which may negatively impact the Company's operations. Credit risk is the risk of default that may result from the borrowers' inability or unwillingness to make contractually required payments during the period in which mortgage loans are being held at fair value or subsequently under any representation and warranty provisions within the Company's sale agreements. The Company is subject to substantial regulation as it directly provides financing to consumers acquiring residential real estate.

The Company sells loans to investors without specific recourse. As such, the investors have assumed the risk of loss of default by the borrower. However, the Company is usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation and collateral. To the extent that the Company does not comply with such representations, or there are early payment defaults, the Company may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay-off within a specified time frame, the Company may be required to refund a portion of the sales proceeds to the investors.

## Pending Acquisition

On December 17, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with UWM Acquisitions 1, LLC ("Merger Sub") and Two Harbors Investment Corp., a Maryland corporation ("Two Harbors") pursuant to which Two Harbors will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (the "Merger"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, (i) Two Harbors common stockholders will receive 2.3328 shares of Class A common stock for each share of Two Harbors common stock and cash payable in lieu of fractional shares, (ii) each share of 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock of Two Harbors will be converted into the right to receive one share of 8.125% Series A Cumulative Redeemable Preferred Stock of UWMC, (iii) each share of 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, of Two Harbors will be converted into the right to receive one share of 7.625% Series B Cumulative Redeemable Preferred Stock of UWMC and (iv) each share of 7.25% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock of Two Harbors will be converted into the right to receive one share of 7.25% Series C Cumulative Redeemable Preferred Stock of UWMC. The Company anticipates the transaction will close in the second quarter of 2026, subject to approval of Two Harbor's stockholders and the satisfaction of other closing conditions, including customary regulatory approvals.

## Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09*, Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted this standard on a retrospective basis beginning with the fiscal year ending December 31, 2025. The new disclosure requirements did not materially impact the Company's condensed consolidated financial statement disclosures. See *Note 18 – Income Taxes* for further information.

## Accounting Standards Issued but Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures,* which requires additional disclosure of certain costs and expenses within the notes to the consolidated financial statements. The ASU may be applied either prospectively or retrospectively for annual periods beginning after December 15, 2026 and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impacts of the guidance in this ASU and will include the required disclosures in its consolidated financial statements once adopted.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other (Topic 350): Targeted Improvements to the Accounting for Internal-Use Software*, which eliminates the consideration of project development stages and clarifies the threshold to begin capitalizing costs. The ASU may be applied either prospectively or retrospectively for annual and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impacts of the guidance in this ASU.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which improves the consistency of interim financial reporting requirements and introduces a new requirement to disclose material events occurring after the end of the most recent annual reporting period. The ASU may be applied either prospectively or retrospectively for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impacts of the guidance in this ASU and will include the required disclosures in its interim consolidated financial statements once adopted.

## NOTE 2 – MORTGAGE LOANS AT FAIR VALUE

The table below includes the estimated fair value and unpaid principal balance ("UPB") of mortgage loans that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option has been elected for mortgage loans, as this accounting treatment best reflects the economic consequences of the Company's mortgage origination and related hedging and risk management activities. The difference between the UPB and estimated fair value is made up of the premiums paid on mortgage loans, as well as the fair value adjustment as of the balance sheet date. The change in fair value adjustment is recorded in the "Loan production income" line item of the consolidated statements of operations.

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Mortgage loans, unpaid principal balance | $ 9,735,186 | $ 9,450,137 |
| Premiums paid on mortgage loans | 121,140 | 88,202 |
| Fair value adjustment | 76,403 | (21,802) |
| Mortgage loans at fair value | $ 9,932,729 | $ 9,516,537 |

## NOTE 3 – DERIVATIVES

The Company enters into IRLCs to originate residential mortgage loans at specified interest rates and terms within a specified period of time with customers who have applied for a loan and may meet certain credit and underwriting criteria. To determine the fair value of the IRLCs, each contract is evaluated based upon its stage in the application, approval and origination process for its likelihood of consummating the transaction (or "pullthrough"). Pullthrough is estimated based on changes in market conditions, loan stage, and actual borrower behavior using a historical analysis of IRLC closing rates. Generally, the further into the process the more likely that the IRLC will convert to a loan. The blended average pullthrough rate was 78% and 80% as of December 31, 2025 and December 31, 2024, respectively. The Company primarily uses FLSCs to economically hedge its pipeline of IRLCs and mortgage loans at fair value. From time to time, the Company enters into other interest rate derivatives as part of its overall interest rate risk mitigation strategy. These other derivative financial instruments are measured at estimated fair value with changes in fair value recorded in the consolidated statements of operations within the "Gain (loss) on other interest rate derivatives" line item in the "Other gains (losses), net" section. There were no other interest rate derivatives outstanding as of December 31, 2025 or December 31, 2024.

The notional amounts and fair values of derivative financial instruments not designated as hedging instruments were as follows (in thousands):

| | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Fair value | | | Fair value | | |
| | Derivative assets | Derivative liabilities | Notional Amount | Derivative assets | Derivative liabilities | Notional Amount |
| IRLCs | $ 27,780 | $ 6,475 | $ 12,221,203 (a) | $ 6,729 | $ 33,685 | $ 7,669,392 (a) |
| FLSCs | 9,787 | 20,099 | 16,964,025 | 93,235 | 2,280 | 14,842,453 |
| Total | $ 37,567 | $ 26,574 | | $ 99,964 | $ 35,965 | |

(a) Notional amounts have been adjusted for pullthrough rates of 78% and 80% as of December 31, 2025 and December 31, 2024, respectively.

## NOTE 4 – ACCOUNTS RECEIVABLE, NET

The following summarizes accounts receivable, net (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Servicing advances | $ 177,281 | $ 148,953 |
| Servicing fees | 136,780 | 159,282 |
| Receivables from sales of servicing | 128,223 | 32,582 |
| Margin deposits | 51,103 | 25,520 |
| Origination receivables | 28,079 | 27,527 |
| Derivative settlements receivable | 7,918 | 22,377 |
| Other receivables | 2,018 | 5,590 |
| Provision for current expected credit losses | (4,708) | (3,876) |
| Total accounts receivable, net | $ 526,694 | $ 417,955 |

The Company periodically evaluates the carrying value of accounts receivable balances with delinquent receivables being written-off based on specific credit evaluations and circumstances of the debtor.

## NOTE 5 – MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are recognized on the consolidated balance sheets when loans are sold and the associated servicing rights are retained. The Company's MSRs are measured at fair value, which is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. The model includes estimates of prepayment speeds, discount rates, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various external sources.

The unpaid principal balance of mortgage loans serviced for others approximated $240.8 billion and $242.4 billion at December 31, 2025 and December 31, 2024, respectively. Conforming conventional loans serviced by the Company have previously been sold to Fannie Mae and Freddie Mac on a non-recourse basis, whereby credit losses are generally the responsibility of Fannie Mae and Freddie Mac, and not the Company. Loans serviced for Ginnie Mae are insured by the FHA, guaranteed by the VA, or insured by other applicable government programs. While the above guarantees and insurance are the responsibility of those parties, the Company is still subject to potential losses related to its servicing of these loans. Those estimated losses are incorporated into the valuation of MSRs.

The following table summarizes changes in the MSR assets for the year ended December 31, 2025, 2024, and 2023 (in thousands):

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Fair value, beginning of period | $ 3,969,881 | $ 4,026,136 | $ 4,453,261 |
| Capitalization of MSRs | 3,647,451 | 2,931,543 | 2,269,378 |
| MSR and excess servicing sales | (2,576,606) | (2,761,564) | (1,881,683) |
| Changes in fair value: | | | |
| Due to changes in valuation inputs and assumptions | (436,089) | 295,197 | (330,031) |
| Due to collection/realization of cash flows and other | (530,856) | (521,431) | (484,789) |
| Fair value, end of period | $ 4,073,781 | $ 3,969,881 | $ 4,026,136 |

The following is a summary of the components of the total change in fair value of MSRs as reported in the consolidated statements of operations (in thousands):

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| Changes in fair value: | **2025** | **2024** | **2023** |
| Due to changes in valuation inputs and assumptions, net | $ **(435,267)** | $ 295,197 | $ (330,031) |
| Due to collection/realization of cash flows and other | **(530,856)** | (521,431) | (484,789) |
| Net reserves and transaction costs on sales of servicing rights | **(89,325)** | (68,765) | (39,328) |
| Changes in fair value of mortgage servicing rights | $ **(1,055,448)** | $ (294,999) | $ (854,148) |

During the years ended December 31, 2025, 2024, and 2023, the Company sold MSRs on loans with an aggregate UPB of approximately $122.7 billion, $160.9 billion and $99.2 billion, respectively, for proceeds of approximately $2.1 billion, $2.3 billion and $1.3 billion, respectively. In addition, during the years ended December 31, 2025, 2024, and 2023, the Company sold excess servicing cash flows on certain agency loans with a total UPB of approximately $60.7 billion, $57.3 billion and $94.9 billion, respectively, for proceeds of approximately $532.0 million, $427.7 million and $588.6 million during the years ended December 31, 2025, 2024, and 2023, respectively. In connection with these sales, the Company recorded approximately $89.3 million, $68.8 million and $39.3 million, respectively, for estimated reserves and transaction costs, which is reflected as part of the change in fair value of MSRs in the consolidated statements of operations.

The following table summarizes the loan servicing income recognized during the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Contractual servicing fees | $ **708,518** | $ 621,325 | $ 803,750 |
| Late, ancillary and other fees | **16,223** | 15,340 | 14,953 |
| Loan servicing income | $ **724,741** | $ 636,665 | $ 818,703 |

The key unobservable inputs used in determining the fair value of the Company's MSRs were as follows at December 31, 2025 and 2024:

| | December 31, 2025 | | | December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **Range** | | **Weighted Average** | Range | | Weighted Average |
| Discount rates | **7.8 %** — | **13.7 %** | **9.4 %** | 9.3 % — | 16.0 % | 10.9 % |
| Annual prepayment speeds | **5.4 %** — | **22.1 %** | **10.3 %** | 4.6 % — | 20.9 % | 8.3 % |
| Cost of servicing | **$74** — | **$149** | **$87** | $74 — | $124 | $85 |

The hypothetical effect of adverse changes in these key assumptions would result in a decrease in fair values as follows at December 31, 2025 and December 31, 2024 (in thousands):

| | December 31, 2025 | December 31, 2024 |
| --- | --- | --- |
| **Discount rate:** | | |
| + 10% adverse change – effect on value | $ **(149,409)** | $ (157,809) |
| + 20% adverse change – effect on value | **(286,410)** | (302,071) |
| **Prepayment speeds:** | | |
| + 10% adverse change – effect on value | $ **(168,559)** | $ (116,920) |
| + 20% adverse change – effect on value | **(323,246)** | (226,205) |
| **Cost of servicing:** | | |
| + 10% adverse change – effect on value | $ **(25,173)** | $ (28,352) |
| + 20% adverse change – effect on value | **(49,316)** | (56,703) |

These sensitivities are hypothetical and should be used with caution. As the table demonstrates, the Company's methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ, and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the table above, the effect of a variation in a particular assumption of the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower's diminished opportunity to refinance, or lower discount rates as investors may accept lower returns in a lower interest rate environment), which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

## NOTE 6 - PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost and depreciated or amortized using the straight line method over the estimated useful lives of the assets, which primarily range from 3 to 10 years for office furniture, equipment and software. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. The following is a summary of premises and equipment, net (in thousands):

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Leasehold improvements | $ 168,195 | $ 164,152 |
| Software, including internally-developed | 93,391 | 64,880 |
| Furniture and equipment | 65,116 | 56,813 |
| Projects in process | 31,055 | 6,087 |
| Accumulated depreciation and amortization | (177,559) | (145,733) |
| Premises and equipment, net | $ 180,199 | $ 146,199 |

## NOTE 7 – LEASES

### Lease Right-of-Use Assets and Liabilities

The Company has operating and finance lease arrangements related to its facilities, furniture and fixtures, and information technology equipment. A substantial portion of the Company's lease arrangements are with related party entities. See *Note 17 - Related Party Transactions* for further information.

The Company's operating lease agreements have remaining terms ranging from approximately one year to twelve years. Certain lease agreements have renewal options. The components of operating lease expense are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Operating Lease Cost:** | | | |
| Related party lease expense | $ 12,560 | $ 12,175 | $ 11,834 |
| Variable lease expense | 5,827 | 9,158 | 10,795 |
| Third party lease expense | 533 | 446 | 446 |
| Total lease expense | $ 18,920 | $ 21,779 | $ 23,075 |

The Company's financing lease agreements have remaining terms ranging from approximately three years to ten years. The components of finance lease expense are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Financing Lease Cost:** | | | |
| Total interest expense | $ 858 | $ 998 | $ 1,319 |
| Related party interest expense | 843 | 905 | 959 |
| Total amortization expense | 2,538 | 5,918 | 13,107 |
| Related party amortization expense | 2,065 | 2,065 | 2,065 |

Supplemental cash flow information related to leases is as follows (in thousands):

| | December 31, 2025 | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Cash paid for amounts included in the measurement of operating lease liabilities – operating cash flows | $ 13,457 | $ 12,873 | $ 12,873 |
| Cash paid for amounts included in the measurement of finance lease liabilities – financing and operating cash flows | 3,075 | 6,581 | 14,146 |
| Operating lease right-of-use assets obtained in exchange for operating leases liabilities | 6,722 | — | — |
| Financing lease right-of-use assets obtained in exchange for finance lease liabilities | 592 | — | — |

There were no right-of-use assets obtained in exchange for operating or financing lease liabilities during the years ended December 31, 2024 and 2023.

Supplemental balance sheet information related to leases is as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Operating Leases:** | | |
| Weighted average lease term | 10.7 years | 11.7 years |
| Weighted average discount rate | 7.4 % | 7.4 % |
| **Finance Leases:** | | |
| Weighted average lease term | 9.8 years | 10.7 years |
| Weighted average discount rate | 3.6 % | 3.6 % |

The maturities of the Company's operating and finance lease liabilities as of December 31, 2025 are summarized below (in thousands):

| | As of December 31, 2025 | |
|---|---|---|
| | Operating Lease Liabilities | Financing Lease Liabilities |
| 2026 | $ 13,991 | $ 2,878 |
| 2027 | 13,857 | 2,880 |
| 2028 | 13,148 | 2,862 |
| 2029 | 13,148 | 2,667 |
| 2030 | 13,295 | 2,667 |
| Thereafter | 77,549 | 13,938 |
| Total lease payments | 144,988 | 27,892 |
| Less imputed interest | (44,392) | (4,424) |
| Total | $ 100,596 | $ 23,468 |

## NOTE 8 – WAREHOUSE AND OTHER SECURED LINES OF CREDIT

**Warehouse Lines of Credit**

The Company had the following warehouse lines of credit with financial institutions as of December 31, 2025 and December 31, 2024 (in thousands):

| Warehouse Lines of Credit [1,2] | Date of Initial Agreement With Warehouse Lender | Current Agreement Expiration Date | Total Advanced Against Line as of December 31, 2025 | Total Advanced Against Line as of December 31, 2024 |
|---|---|---|---|---|
| **Master Repurchase Agreement ("MRA") Funding Limits as of December 31, 2025:** | | | | |
| $500 Million | 2/29/2012 | 5/15/2026 | $ 396,734 | $ 490,509 |
| $500 Million | 10/30/2020 | 6/26/2026 | 123,379 | 150,459 |
| $2.0 Billion | 7/24/2020 | 8/27/2026 | 1,319,244 | 1,113,979 |
| $2.0 Billion | 7/10/2012 | 9/29/2026 | 898,190 | 1,034,474 |
| $750 Million | 4/23/2021 | 10/08/2026 | 167,375 | 347,117 |
| $325 Million | 2/26/2016 | 12/17/2026 | 288,777 | 283,583 |
| $4.5 Billion | 5/9/2019 | 11/26/2027 | 2,807,107 | 2,146,009 |
| $1.5 Billion | 2/7/2025 | 2/5/2027 | 827,941 | — |
| $3.0 Billion | 12/31/2014 | 2/17/2027 | 1,353,618 | 2,123,381 |
| $1.0 Billion | 3/7/2019 | 2/19/2027 | 709,683 | 705,330 |
| **Early Funding:** | | | | |
| $600 Million (ASAP + - see below) | | No expiration | — | 23,388 |
| $750 Million (EF - see below) | | No expiration | 20,448 | 279,515 |
| | | | **8,912,496** | **8,697,744** |

All interest rates are variable based upon a spread to SOFR.

[1] An aggregate of $900.0 million of these line amounts is committed as of December 31, 2025.

[2] Interest rates under these funding facilities are based on SOFR plus a spread, which ranged from 1.15% to 1.75% for substantially all of our loan production volume as of December 31, 2025 and 1.35% to 1.95% as of December 31, 2024.

We are an approved lender for loan early funding facilities with Fannie Mae through its As Soon As Pooled Plus ("ASAP+") program and Freddie Mac through its Early Funding ("EF") program. As an approved lender for these early funding programs, we enter into an agreement to deliver closed and funded one-to-four family residential mortgage loans, each secured by related mortgages and deeds of trust, and receive funding in exchange for such mortgage loans in some cases before we have grouped them into pools to be securitized by Fannie Mae or Freddie Mac. All such mortgage loans must adhere to a set of eligibility criteria to be acceptable. As of December 31, 2025, no amount was outstanding through the ASAP+ program and $20.4 million was outstanding through the EF program.

As of December 31, 2025, the Company had pledged mortgage loans at fair value as collateral under its warehouse lines of credit. The above agreements also contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income, as defined in the agreements. The Company was in compliance with all of these covenants as of December 31, 2025.

**MSR Facilities**

In 2022, the Company's consolidated subsidiary, UWM, entered into a Loan and Security Agreement with Citibank providing UWM with up to $1.5 billion of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "Conventional MSR Facility"). The Conventional MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Fannie Mae or Freddie Mac that meet certain criteria. Available borrowings under the Conventional MSR Facility are based on advance rates on the fair market value of the collateral. Borrowings under the Conventional MSR Facility bear interest based on SOFR plus an applicable margin. The Conventional MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement.

On June 27, 2024, UWM and Citibank amended both the Loan and Security Agreement and the warehouse facility agreement between the parties. These amendments increased the combined total uncommitted borrowing capacity of the Conventional MSR Facility and the warehouse facility to $2.0 billion and extended the maturity dates to June 26, 2026. All other material terms of these agreements remained the same. As of December 31, 2025, the Company was in compliance with all applicable covenants under the Conventional MSR Facility. As of December 31, 2025, $900.0 million was outstanding under the Conventional MSR Facility and as of December 31, 2024, $250.0 million was outstanding under the Conventional MSR Facility.

In 2023, the Company's consolidated subsidiary, UWM, entered into a Credit Agreement with Goldman Sachs Bank USA, providing UWM with up to $500.0 million of uncommitted borrowing capacity to finance the origination, acquisition or holding of certain mortgage servicing rights (the "Ginnie Mae MSR Facility"). The Ginnie Mae MSR Facility is collateralized by all of UWM's mortgage servicing rights that are appurtenant to mortgage loans pooled in securitization by Ginnie Mae that meet certain criteria. Available borrowings under the Ginnie Mae MSR Facility are based on advance rates on the fair market value of the collateral. Borrowings under the Ginnie Mae MSR Facility bear interest based on SOFR plus an applicable margin. The Ginnie Mae MSR Facility contains covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquidity, maximum debt to net worth ratio, and net income as defined in the agreement. As of December 31, 2025, the Company was in compliance with all applicable covenants. The draw period for the Ginnie Mae MSR Facility ends on March 20, 2026, and the facility has a maturity date of March 20, 2027. As of December 31, 2025, $300.0 million was outstanding under the Ginnie Mae MSR Facility and as of December 31, 2024, $250.0 million was outstanding under the Ginnie Mae MSR Facility. Subsequent to December 31, 2025, the uncommitted borrowing capacity of the Ginnie Mae MSR facility was increased by $300.0 million, resulting in a total of $800.0 million of uncommitted borrowing capacity.

The weighted average interest rate charged for borrowings under our MSR facilities was 6.82%, 8.28%, and 8.80% for the years ended December 31, 2025, 2024, and 2023, respectively.

Outstanding borrowings under the MSR facilities are reported within the "Secured lines of credit" financial statement line item on the consolidated balance sheets.

## NOTE 9 – OTHER BORROWINGS

*Senior Notes*

The following is a summary of the Company's outstanding senior notes (in thousands):

| Facility Type | Maturity Date | Stated Interest Rate | December 31, 2025 | | December 31, 2024 | |
| | | | Carrying Amount | Outstanding Principal | Carrying Amount | Outstanding Principal |
|---|---|---|---|---|---|---|
| 2025 Senior notes[1] | 11/15/2025 | 5.500 % | $ — | $ — | $ 798,084 | $ 800,000 |
| 2027 Senior notes[2] | 06/15/2027 | 5.750 % | 498,736 | 500,000 | 497,870 | 500,000 |
| 2029 Senior notes[3] | 04/15/2029 | 5.500 % | 697,120 | 700,000 | 696,245 | 700,000 |
| 2030 Senior notes[4] | 02/01/2030 | 6.625 % | 794,324 | 800,000 | 793,127 | 800,000 |
| 2031 Senior notes[5] | 03/15/2031 | 6.250 % | 991,795 | 1,000,000 | — | — |
| Total senior notes | | | $ 2,981,975 | $ 3,000,000 | $ 2,785,326 | $ 2,800,000 |
| Weighted average effective interest rate | | | 6.25% | | 6.05% | |

[1] Carrying amount includes $1.9 million of unamortized debt issuance costs and discounts as of December 31, 2024.

[2] Carrying amount includes $1.3 million and $2.1 million of unamortized debt issuance costs and discounts as of December 31, 2025 and December 31, 2024, respectively.

[3] Carrying amount includes $2.9 million and $3.8 million of unamortized debt issuance costs and discounts as of December 31, 2025 and December 31, 2024, respectively.

[4] Carrying amount includes $5.7 million and $6.9 million of unamortized debt issuance costs and discounts as of December 31, 2025 and December 31, 2024, respectively.

[5] Carrying amount includes $8.2 million of unamortized debt issuance costs and discounts as of December 31, 2025.

<u>2025 Senior Notes</u>

On November 3, 2020, the Company's consolidated subsidiary, UWM, issued $800.0 million in aggregate principal amount of senior unsecured notes due November 15, 2025 (the "2025 Senior Notes"). The 2025 Senior Notes were repaid at maturity in November 2025.

<u>2027 Senior Notes</u>

On November 22, 2021, the Company's consolidated subsidiary, UWM, issued $500.0 million in aggregate principal amount of senior unsecured notes due June 15, 2027 (the "2027 Senior Notes"). The 2027 Senior Notes accrue interest at a rate of 5.750% per annum. Interest on the 2027 Senior Notes is due semi-annually on June 15 and December 15 of each year. The Company may currently redeem the 2027 Senior Notes at any time before maturity at various fixed redemption prices that reduce over time to maturity plus accrued and unpaid interest.

<u>2029 Senior Notes</u>

On April 7, 2021, the Company's consolidated subsidiary, UWM, issued $700.0 million in aggregate principal amount of senior unsecured notes due April 15, 2029 (the "2029 Senior Notes"). The 2029 Senior Notes accrue interest at a rate of 5.500% per annum. Interest on the 2029 Senior Notes is due semi-annually on April 15 and October 15 of each year. The Company may currently redeem the 2029 Senior Notes at any time before maturity at various fixed redemption prices that reduce over time to maturity plus accrued and unpaid interest.

<u>2030 Senior Notes</u>

On December 10, 2024, the Company's consolidated subsidiary, Holdings LLC, issued $800.0 million in aggregate principal amount of senior unsecured notes due February 1, 2030, which are guaranteed by its wholly owned subsidiary, UWM (the "2030 Senior Notes"). The 2030 Senior Notes accrue interest at a rate of 6.625% per annum. Interest on the 2030 Senior Notes is due semi-annually on February 1 and August 1 of each year, commencing on August 1, 2025.

On or after February 1, 2027, the Company may, at its option, redeem the 2030 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: February 1, 2027 at 103.313%; February 1, 2028 at 101.656%; or February 1, 2029 until maturity at 100%, of the principal amount of the 2030 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to February 1, 2027, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2030 Senior Notes originally issued at a redemption price of 106.625% of the principal amount of the 2030 Senior Notes redeemed on the redemption date plus accrued and unpaid interest, with net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem some or all of the 2030 Senior Notes prior to February 1, 2027 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

<u>2031 Senior Notes</u>

On September 9, 2025, the Company's consolidated subsidiary, Holdings LLC, issued $1.0 billion in aggregate principal amount of senior unsecured notes due March 15, 2031, which are guaranteed by its wholly owned subsidiary, UWM (the "2031 Senior Notes"). The 2031 Senior Notes accrue interest at a rate of 6.250% per annum. Interest on the 2031 Senior Notes is due semi-annually on March 15 and September 15 of each year, commencing on March 15, 2026.

On or after March 15, 2028, the Company may, at its option, redeem the 2031 Senior Notes in whole or in part during the twelve-month period beginning on the following dates at the following redemption prices: March 15, 2028 at 103.125%; March 15, 2029 at 101.563%; or March 15, 2030 until maturity at 100%, of the principal amount of the 2031 Senior Notes to be redeemed on the redemption date plus accrued and unpaid interest. Prior to March 15, 2028, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the 2031 Senior Notes originally issued at a redemption price of 106.250% of the principal amount of the 2031 Senior Notes redeemed on the redemption date plus accrued and unpaid interest, with net proceeds of certain equity offerings. In addition, the Company may, at its option, redeem some or all of the 2031 Senior Notes prior to March 15, 2028 at a price equal to 100% of the principal amount redeemed plus a "make-whole" premium, plus accrued and unpaid interest.

The indentures governing the 2027, 2029, 2030, and 2031 Senior Notes contain operating covenants and restrictions, subject to a number of exceptions and qualifications. The Company was in compliance with the terms of the indentures as of December 31, 2025.

*Revolving Credit Facility*

In 2022, UWM entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") between UWM, as the borrower, and SFS Corp., as the lender. The Revolving Credit Agreement provides for, among other things, a $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility had an initial one-year term and automatically renews for successive one-year periods unless terminated by either party. Amounts borrowed under the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time, and accrue interest at the Applicable Prime Rate (as defined in the Revolving Credit Agreement). UWM may utilize the Revolving Credit Facility in connection with: (i) operational and investment activities, including but not limited to funding and/or advances related to (a) servicing rights, (b) 'scratch and dent' loans, (c) margin requirements, and (d) equity in loans held for sale; and (ii) general corporate purposes.

In September 2025, UWM entered into Amendment No. 1 to the Revolving Credit Agreement with SFS Corp. which, among other things, (i) restricts UWM from making any payment to SFS Corp. upon the occurrence of an event of default under any of the indentures governing any of the senior notes outstanding and (ii) restricts SFS Corp. from pursuing certain remedies until all outstanding amounts due under any of the senior notes has been paid upon the occurrence of any event of default under any of the indentures governing the senior notes. All other material terms of the Revolving Credit Agreement remain unchanged.

The Revolving Credit Agreement contains certain financial and operating covenants and restrictions, subject to a number of exceptions and qualifications, and the availability of funds under the Revolving Credit Facility is subject to the Company's continued compliance with these covenants. The Company was in compliance with these covenants as of December 31, 2025. No amounts were outstanding under the Revolving Credit Facility as of December 31, 2025 or December 31, 2024.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES

### Representations and Warranties Reserve

Loans sold to investors, which the Company believes met investor and agency underwriting guidelines at the time of sale, may be subject to repurchase by the Company in the event of specific default by the borrower or upon subsequent discovery that underwriting or documentation standards were not explicitly satisfied. The Company may, upon mutual agreement, indemnify the investor against future losses on such loans or be subject to other guaranty requirements and subject to loss. The Company initially records its exposure under such guarantees at estimated fair value upon the sale of the related loan, within "Accounts payable, accrued expenses, and other" as well as within "Loan production income" and continues to evaluate its on-going exposures in subsequent periods. The reserve is estimated based on the Company's assessment of its obligations, including expected losses, expected frequency, the overall potential remaining exposure, as well as an estimate for a market participant's potential readiness to stand by to perform on such obligations. The Company repurchased $207.4 million, $234.4 million and $259.0 million in UPB of loans during the years ended December 31, 2025, 2024, and 2023, respectively, related to its representations and warranties obligations.

The activity of the representations and warranties reserve was as follows (in thousands):

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Balance, beginning of period | $ 87,647 | $ 62,865 | $ 60,495 |
| Additions | 35,289 | 43,437 | 49,676 |
| Loss realized, net of adjustments | (20,659) | (18,655) | (47,306) |
| Balance, end of period | $ 102,277 | $ 87,647 | $ 62,865 |

### Commitments to Originate Loans

As of December 31, 2025, the Company had agreed to extend credit to potential borrowers for approximately $20.4 billion. These contracts represent off-balance sheet credit risk where the Company may be required, subject to completion of underwriting, to extend credit to these borrowers based on the prevailing interest rates and prices at the time of execution. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon.

**Legal and Regulatory Matters**

The Company operates in a heavily regulated industry that is highly sensitive to consumer protection, and is subject to numerous federal, state and local laws. The Company is routinely involved in consumer complaints, regulatory actions and legal proceedings in the ordinary course of our business. The Company also, from time to time, initiates legal proceedings against parties from which we believe we have a contractual or other recourse. The Company is also routinely involved in state regulatory audits and examinations, and is occasionally involved in other governmental proceedings arising in connection with its business activities. Based on the Company's assessment of the facts and circumstances associated with these matters, we do not believe any of the legal or regulatory matters with which the Company is currently involved, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our financial position, results of operations, or cash flows in a future period.

## NOTE 11 - ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER

The following summarizes accounts payable, accrued expenses and other (in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| TRA liability | $ 196,923 | $ 78,519 |
| Servicing fees payable | 114,289 | 95,621 |
| Representations and warranties reserve | 102,277 | 87,647 |
| Accrued compensation and benefits | 90,277 | 90,964 |
| Accrued interest and bank fees | 70,896 | 41,851 |
| Other accounts payable | 51,732 | 37,352 |
| Investor payables | 31,478 | 24,883 |
| Other accrued expenses | 27,456 | 36,773 |
| Derivative settlements payable | 17,106 | 13,622 |
| Deferred tax liability | 5,080 | 4,210 |
| Margin call payable | 276 | 66,551 |
| Public and Private Warrants | — | 2,743 |
| Total accounts payable, accrued expenses and other | $ 707,790 | $ 580,736 |

## NOTE 12 – VARIABLE INTEREST ENTITIES

The Company is the managing member of Holdings LLC with 100% of the management and voting power. In its capacity as managing member, the Company has the sole authority to make decisions on behalf of Holdings LLC and bind Holdings LLC to signed agreements. Further, Holdings LLC maintains separate capital accounts for its investors as a mechanism for tracking earnings and subsequent distribution rights.

Management concluded that the Company is Holdings LLC's primary beneficiary. As the primary beneficiary, the Company consolidates the results and operations of Holdings LLC for financial reporting purposes under the variable interest entity ("VIE") consolidation model.

The Company's relationship with Holdings LLC results in no recourse to the general credit of the Company. The Company's ownership interest in Holdings LLC represents the Company's sole investment. The Company shares in the income and losses of Holdings LLC in direct proportion to the Company's ownership interest. Further, the Company has no contractual requirement to provide financial support to Holdings LLC.

The Company's financial position, performance and cash flows effectively represent those of Holdings LLC and its consolidated subsidiaries as of and for the years ended December 31, 2025, 2024 and 2023.

Historically, UWM has sold some of the mortgage loans that it originates through UWM's private label securitization transactions. In executing these transactions, the Company sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The securitization entities are funded through the issuance of beneficial interests in the securitized assets. The beneficial interests take the form of trust certificates, some of which are sold to investors and some of which may be retained by the Company due to regulatory requirements. Retained beneficial interests consist of a 5% vertical interest in the assets of the securitization trusts, in order to comply with the risk retention requirements applicable to certain of the Company's securitization transactions. The Company has elected the fair value option for subsequently measuring the retained beneficial interests in the securitization trusts, and these investments are presented as "Investment securities at fair value, pledged" in the consolidated balance sheet as of December 31, 2025 and December 31, 2024. Changes in the fair value of these retained beneficial interests are reported as part of "Other expense (income)" in the consolidated statements of operations. The Company also retains the servicing rights on the securitized mortgage loans. The Company has accounted for these transactions as sales of financial assets.

The securitization trusts that purchase the mortgage loans from the Company and securitize those mortgage loans are VIEs, and the Company holds variable interests in certain of these entities. Because the Company does not have the obligation to absorb the VIEs' losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs, the Company is not the primary beneficiary of these securitization trusts and is not required to consolidate these VIEs. The Company separately enters into sale and repurchase agreements for a portion of the retained beneficial interests in the securitization trusts, which have been accounted for as borrowings against investment securities. As of December 31, 2025, $98.4 million of the $100.5 million of investment securities at fair value have been pledged as collateral for these borrowings against investment securities. The outstanding principal balance of these borrowings was approximately $87.5 million with remaining maturities ranging from approximately one to three months as of December 31, 2025, and interest rates based on SOFR plus a spread. The Company's maximum exposure to loss in these non-consolidated VIEs is limited to the retained beneficial interests in the securitization trusts.

## NOTE 13 – NON-CONTROLLING INTEREST

The non-controlling interest balance represents the economic interest in Holdings LLC held by SFS Corp. The following table summarizes the ownership of units in Holdings LLC as of:

| | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| | Common Units | Ownership Percentage | Common Units | Ownership Percentage |
| UWM Holdings Corporation ownership of Class A Common Units | 268,415,480 | 16.8 % | 157,940,987 | 9.9 % |
| SFS Corp. ownership of Class B Common Units | 1,331,482,620 | 83.2 % | 1,440,332,098 | 90.1 % |
| Balance at end of period | 1,599,898,100 | 100.0 % | 1,598,273,085 | 100.0 % |

The non-controlling interest holder has the right to exchange its Paired Interests for, at the Company's option, (i) shares of the Company's Class B common stock or (ii) cash from a substantially concurrent public offering or private sale of the Company's Class A common stock (based on the price of the Company's Class A common stock in such offering). As such, future exchanges of Paired Interests by the non-controlling interest holder will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest and increase or decrease additional paid-in-capital or retained earnings when Holdings LLC has positive or negative net assets, respectively.

During the year ended December 31, 2025, the Company issued 1,625,015 shares of Class A common stock, net of withholdings, which primarily related to the vesting of RSUs under its stock-based compensation plan. In addition, as a result of Exchange Transactions, the Company issued 108,849,478 shares of Class B common stock, all of which were immediately converted into shares of Class A common stock. These transactions resulted in an equivalent increase in the number of Class A Common Units of Holdings LLC held by the Company, and a re-measurement of the non-controlling interest in Holdings LLC due to the change in relative ownership of Holdings LLC with no change in control. The impact of the re-measurement of the non-controlling interest, including the related tax impacts, is reflected in the consolidated statement of changes in equity. Refer to *Note 18 - Income Taxes* for further information on tax impact of the Exchange Transactions.

## NOTE 14 – REGULATORY NET WORTH REQUIREMENTS

Certain secondary market agencies and state regulators require UWM to maintain minimum net worth, capital, and liquidity requirements to remain in good standing with the agencies. Noncompliance with an agency's requirements can result in such agency taking various remedial actions up to and including terminating UWM's ability to sell loans to and service loans on behalf of the respective agency.

UWM is required to maintain certain minimum net worth, liquidity, and capital and risk-based capital ratio requirements, including those established by USDA, HUD, Ginnie Mae, Freddie Mac and Fannie Mae. As of December 31, 2025, the most restrictive of these requirements require UWM to maintain a minimum net worth of $764.2 million, minimum liquidity of $351.7 million, and minimum capital and risk-based capital ratios of 6%. As of December 31, 2025, UWM was in compliance with these net worth, liquidity, and capital ratio requirements.

## NOTE 15 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering substantially all team members. Team members can make elective contributions to the plan as allowed by the Internal Revenue Service and plan limitations. The Company makes discretionary matching contributions of 50% of the first 3% of team members' contributions to the plan, up to an annual maximum of approximately $2,500 per team member. Matching contributions to the plan totaled approximately $8.0 million, $6.4 million and $5.2 million for the years ended December 31, 2025, 2024, and 2023, respectively, and are included in salaries, commissions and benefits expense in the consolidated statements of operations.

## NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is defined under U.S. GAAP as the price that would be received if an asset were sold or the price that would be paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Required disclosures include classification of fair value measurements within a three-level hierarchy (Level 1, Level 2 and Level 3). Classification of a fair value measurement within the hierarchy is dependent on the classification and significance of the inputs used to determine the fair value measurement. Observable inputs are those that are observed, implied from, or corroborated with externally available market information. Unobservable inputs represent the Company's estimates of market participants' assumptions.

Fair value measurements are classified in the following manner:

*Level 1*—Valuation is based on quoted prices in active markets for identical assets or liabilities at the measurement date.

*Level 2*—Valuation is based on either observable prices for identical assets or liabilities in inactive markets, observable prices for similar assets or liabilities, or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

*Level 3*—Valuation is based on the Company's or others' models using significant unobservable assumptions at the measurement date that a market participant would use.

In determining fair value measurements, the Company uses observable inputs whenever possible. The level of a fair value measurement within the hierarchy is dependent on the lowest level of input that has a significant impact on the measurement as a whole. If quoted market prices are available at the measurement date or are available for similar instruments, such prices are used in the measurements. If observable market data is not available at the measurement date, judgment is required to measure fair value.

The following is a description of measurement techniques for items recorded at fair value on a recurring basis. There were no material items recorded at fair value on a nonrecurring basis as of December 31, 2025 or December 31, 2024.

Mortgage loans at fair value: The Company has elected the fair value option for mortgage loans. The fair values of mortgage loans are based on valuation models that use the market price for similar loans sold in the secondary market. As these prices are derived from market observable inputs, they are categorized as Level 2.

IRLCs: The Company's interest rate lock commitments are derivative instruments that are recorded at fair value based on valuation models that use the market price for similar loans sold in the secondary market. The IRLCs are then subject to an estimated loan funding probability, or "pullthrough rate." Given the significant and unobservable nature of the pullthrough rate assumption, IRLC fair value measurements are classified as Level 3.

FLSCs: The Company enters into forward loan sales commitments to sell certain mortgage loans which are recorded at fair value based on valuation models. The Company's expectation of the amount of its interest rate lock commitments that will ultimately close is a factor in determining the position. The valuation models utilize the fair value of related mortgage loans determined using observable market data, and therefore, the fair value measurements of these commitments are categorized as Level 2.

Investment securities at fair value, pledged: The Company has previously sold mortgage loans that it originates through its private label securitization transactions. In executing these securitizations, the Company sells mortgage loans to a securitization trust for cash and, in some cases, retained interests in the trust. The Company has elected the fair value option for subsequently measuring the retained beneficial interests in the securitization trusts. The fair value of these investment securities is primarily based on observable market data and therefore categorized as Level 2.

MSRs: The fair value of MSRs is determined using a valuation model that calculates the present value of estimated future net servicing cash flows. The model includes estimates of prepayment speeds, discount rates, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various sources. These fair value measurements are classified as Level 3.

Public and Private Warrants: The fair value of Public Warrants is based on quoted prices in active markets and therefore categorized as Level 1. The fair value of the Private Warrants is based on observable market data and therefore categorized as Level 2. All remaining unexercised Public and Private Warrants expired on January 21, 2026.

**Financial Instruments - Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The following are the major categories of financial assets and liabilities measured at fair value on a recurring basis (in thousands):

| Description | | December 31, 2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Level 1 | | Level 2 | | Level 3 | | Total | |
| Assets: | | | | | | | | | |
| Mortgage loans at fair value | $ | — | $ | 9,932,729 | $ | — | $ | 9,932,729 | |
| IRLCs | | — | | — | | 27,780 | | 27,780 | |
| FLSCs | | — | | 9,787 | | — | | 9,787 | |
| Investment securities at fair value, pledged | | — | | 100,512 | | — | | 100,512 | |
| Mortgage servicing rights | | — | | — | | 4,073,781 | | 4,073,781 | |
| Total assets | $ | — | $ | 10,043,028 | $ | 4,101,561 | $ | 14,144,589 | |
| Liabilities: | | | | | | | | | |
| IRLCs | $ | — | $ | — | $ | 6,475 | $ | 6,475 | |
| FLSCs | | — | | 20,099 | | — | | 20,099 | |
| Public and Private Warrants | | — | | — | | — | | — | |
| Total liabilities | $ | — | $ | 20,099 | $ | 6,475 | $ | 26,574 | |

| Description | | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Level 1 | | Level 2 | | Level 3 | | Total | |
| Assets: | | | | | | | | | |
| Mortgage loans at fair value | $ | — | $ | 9,516,537 | $ | — | $ | 9,516,537 | |
| IRLCs | | — | | — | | 6,729 | | 6,729 | |
| FLSCs | | — | | 93,235 | | — | | 93,235 | |
| Investment securities at fair value, pledged | | — | | 103,013 | | — | | 103,013 | |
| Mortgage servicing rights | | — | | — | | 3,969,881 | | 3,969,881 | |
| Total assets | $ | — | $ | 9,712,785 | $ | 3,976,610 | $ | 13,689,395 | |
| Liabilities: | | | | | | | | | |
| IRLCs | $ | — | $ | — | $ | 33,685 | $ | 33,685 | |
| FLSCs | | — | | 2,280 | | — | | 2,280 | |
| Public and Private warrants | | 2,178 | | 565 | | — | | 2,743 | |
| Total liabilities | $ | 2,178 | $ | 2,845 | $ | 33,685 | $ | 38,708 | |

The following table presents quantitative information about the inputs used in recurring Level 3 fair value financial instruments and the fair value measurements for IRLCs:

| Unobservable Input - IRLCs | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Pullthrough rate (weighted avg.) | 78 % | 80 % |

Refer to *Note 5 - Mortgage Servicing Rights* for further information on the unobservable inputs used in measuring the fair value of the Company's MSRs and for the roll-forward of MSRs for the year ended December 31, 2025.

**Level 3 Issuances and Transfers**

The Company enters into IRLCs which are considered derivatives. If the contract converts to a loan, the implied value, which is solely based upon interest rate changes, is incorporated in the basis of the fair value of the loan. If the IRLC does not convert to a loan, the basis is reduced to zero as the contract has no continuing value. The Company does not track the basis of the individual IRLCs that convert to a loan, as that amount has no relevance to the presented consolidated financial statements.

**Other Financial Instruments**

The following table presents the carrying amounts and estimated fair value of the Company's financial liabilities that are not measured at fair value on a recurring or nonrecurring basis (in thousands):

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| 2025 Senior Notes, due 11/15/25 | $ — | $ — | $ 798,084 | $ 797,080 |
| 2027 Senior Notes, due 6/15/27 | 498,736 | 502,120 | 497,870 | 494,080 |
| 2029 Senior Notes, due 4/15/29 | 697,120 | 695,205 | 696,245 | 675,206 |
| 2030 Senior Notes, due 2/1/30 | 794,324 | 810,040 | 793,127 | 795,408 |
| 2031 Senior Notes, due 3/15/31 | 991,795 | 998,580 | — | — |
| Total senior notes | $ 2,981,975 | $ 3,005,945 | $ 2,785,326 | $ 2,761,774 |

The fair value of the 2025, 2027, 2029, 2030, and 2031 Senior Notes was estimated using Level 2 inputs, including observable trading information from independent sources.

Due to their nature and respective terms (including the variable interest rates on warehouse and other lines of credit and borrowings against investment securities), the carrying value of cash and cash equivalents, receivables, payables, borrowings against investment securities and warehouse and other lines of credit approximate their fair values as of December 31, 2025 and December 31, 2024, respectively.

## NOTE 17 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has entered into in the following significant related party transactions:

- The Company's corporate campus is located in buildings and on land that are owned by entities controlled by a current member of the Board of Directors and the Company's CEO and leased by the Company from these entities, one of which is classified as a finance lease. The Company also makes leasehold improvements to these properties for the benefit of the Company, for which the Company is responsible pursuant to the terms of the lease agreements;

- Legal services are provided to the Company by a law firm in which one of the Company's directors is a partner;

- The Company leases aircraft owned by entities controlled by the Company's CEO to facilitate travel of Company executives for business purposes. The Company's executive officers (other than the CEO) may, from time to time, be authorized by the CEO to use the aircraft for personal trips;

- Employee lease agreements, pursuant to which the Company's team members provide certain administrative services to entities controlled by the Company's founder and its CEO in exchange for fees paid by these entities to the Company; and

- The Company entered into a ten year, approximate $115 million naming rights and sponsorship agreement with entities controlled by the Company's CEO for stadium naming rights and various other marketing and promotional benefits associated with the Company's consumer facing brand, Mortgage Matchup. While the agreement has a ten year term, it is terminable by either party for any reason after two years.

The Company made net payments to various companies related through common ownership as follows:

| (in thousands) | | For the year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Rent and other occupancy related fees, net | $ | 20,831 | $ | 19,517 | $ | 19,968 |
| Naming rights and sponsorship agreement fees | | 11,053 | | — | | — |
| Legal fees | | 600 | | 600 | | 600 |
| Other expenses | | 438 | | 240 | | 623 |
| Total related party net payments | $ | 32,921 | $ | 20,357 | $ | 21,191 |

The Company also made payments of $0.8 million, $0.2 million and $0.4 million to unrelated third parties for pilots and ancillary services related to usage of the aircraft for the years ended December 31, 2025, 2024, and 2023, respectively.

UWM entered into a $500.0 million unsecured Revolving Credit Facility with SFS Corp. as the lender during the third quarter of 2022. No amounts were outstanding under this facility as of December 31, 2025 or December 31, 2024. Refer to *Note 9 - Other Borrowings* for further details.

## NOTE 18 – INCOME TAXES

*Income Tax Provision (Benefit)*

Earnings (loss) before income taxes of the Company are related to operations within the United States, and no component of the Company's earnings are related to foreign operations. The following table details the Company's provision (benefit) for income taxes for the years ended December 31, 2025, 2024, and 2023:

| (in thousands) | | For the year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Current income tax expense: | | | | | | |
| Federal | $ | — | $ | 2 | $ | 31 |
| State | | 121 | | 1,242 | | 64 |
| Total current income tax expense | | 121 | | 1,244 | | 95 |
| Deferred income tax expense (benefit): | | | | | | |
| Federal | | 5,421 | | 734 | | (4,798) |
| State | | 1,331 | | 4,604 | | (1,808) |
| Total deferred income tax expense (benefit) | | 6,752 | | 5,338 | | (6,606) |
| Total provision (benefit) for income taxes | $ | 6,873 | $ | 6,582 | $ | (6,511) |

The following table provides a reconciliation of the statutory federal income tax expense (benefit) to the income tax expense (benefit) from continuing operations:

| (in thousands) | For the year ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | 2024 | | 2023 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Income tax expense (benefit) at the federal statutory rate | $ 52,688 | 21.0 % | $ 70,551 | 21.0 % | $(16,022) | 21.0 % |
| State and local income taxes, net of federal income tax effect [a] | 1,360 | 0.5 | 5,746 | 1.7 | (1,302) | 1.7 |
| Nontaxable or nondeductible items | 228 | 0.1 | (1,209) | (0.4) | 1,113 | (1.5) |
| Other adjustments | | | | | | |
| Income (loss) attributable to non-controlling interest | (45,709) | (18.2) | (67,205) | (20.0) | 11,876 | (15.6) |
| Partnership allocations | (1,049) | (0.4) | (1,006) | (0.3) | (2,036) | 2.7 |
| Other | (645) | (0.3)% | (295) | (0.1)% | (140) | 0.2 % |
| Total income tax expense (benefit) | $ 6,873 | 2.7 % | $ 6,582 | 1.9 % | $ (6,511) | 8.5 % |

[a] State income taxes in California, Michigan, and New York made up the majority (greater than 50%) of the tax effect in this category.

The Company's income tax expense (benefit) varies from the expense (benefit) that would be expected based on statutory rates due primarily to its legal entity structure. UWM and Holdings LLC are treated as pass-through entities for federal and most state and local income tax jurisdictions, while UWMC is treated as a taxable corporation. As such, UWM and Holdings LLC are generally not subject to federal or most state and local incomes taxes, while UWMC is subject to tax on its allocable share of the taxable income or loss generated by these entities.

*Deferred Tax Assets and Liabilities*

The following table details the components of temporary differences that give rise to deferred tax assets and liabilities:

| (in thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax assets: | | |
| Investment in partnership | $ 35,631 | $ — |
| Net operating losses | 35,266 | 20,365 |
| Tax receivable agreement - imputed interest | 12,111 | 4,213 |
| Other | 5,694 | 1,768 |
| Gross deferred tax assets | 88,702 | 26,346 |
| Valuation allowance | (83) | (26) |
| Total deferred tax assets, net of valuation allowance | 88,619 | 26,320 |
| Deferred tax liabilities: | | |
| Investment in partnership | — | (13,722) |
| Other | (7,213) | (4,810) |
| Total deferred tax liabilities | (7,213) | (18,532) |
| Net deferred tax assets (liabilities) | $ 81,406 | $ 7,788 |

As of December 31, 2025, the Company had tax-effected federal net operating loss carryforwards of $32.4 million and state and local net operating loss carryforwards of $2.8 million. If not utilized, the state and local net operating loss carryforwards will begin to expire in 2031. The federal net operating loss carryforwards can be carried forward indefinitely.

*Income Taxes Paid or Refunded*

The following table details the Company's income taxes paid (net of refunds) for the years ended December 31, 2025, 2024, and 2023:

| (in thousands) | For the year ended December 31, 2025 | For the year ended December 31, 2024 | For the year ended December 31, 2023 |
|---|---|---|---|
| Federal | $ — | $ 1,300 | $ (118) |
| State [a] | 914 | 1,684 | 62 |
| Total income taxes paid (net of refunds) | $ 914 | $ 2,984 | $ (56) |

(a) Income taxes paid (net of refunds) within the separate state jurisdictions in which the Company made payments (or received refunds) either did not exceed 5% of total income taxes paid (net of refunds) or were immaterial.

*Other*

The Company had no unrecognized tax benefits, and as such no interest or penalties were recognized in income tax expense. As of December 31, 2025, tax years 2022 and forward are subject to examination by the tax authorities in federal and state jurisdictions, with certain exceptions for state jurisdictions with longer statute of limitation periods.

*Tax Receivable Agreement*

The Company's acquisition of additional units of Holdings LLC by means of an Exchange Transaction is expected to produce, and has produced, net favorable tax effects. Each Exchange Transaction results in the Company acquiring an incremental ownership percentage of the net assets of Holdings LLC along with the temporary differences that give rise to deferred tax assets and liabilities, as well as additional tax basis in such net assets arising from the income tax treatment of each Exchange Transaction. This additional tax basis may reduce the amounts that the Company would otherwise be required to pay to federal, state, or local tax authorities in the future. To the extent that the Company's future tax obligations are reduced, the Company will be obligated to make payments under the TRA, as discussed in *Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies*. The amount of the TRA liability, as well as the timing of payments related to the TRA liability, is an estimate and is subject to significant assumptions regarding the amount and timing of future taxable income.

During 2025, as a result of Exchange Transactions, the Company acquired 108,849,478 units in Holdings LLC for an equivalent number of shares of the Company's Class B common stock, all of which was immediately converted into shares of Class A common stock. This resulted in a net increase in the Company's net deferred tax assets in the amount of $80.4 million, and an increase in the TRA liability in the amount of $115.4 million. The offsetting amount was recorded as an adjustment to equity. During 2024, as a result of Exchange Transactions, the Company acquired 61,737,689 units in Holdings LLC for an equivalent number of shares of the Company's Class B common stock, all of which was immediately converted into shares of Class A common stock. This resulted in a net decrease in the Company's net deferred tax liability in the amount of $42.1 million, and an increase in the TRA liability in the amount of $63.0 million. The offsetting amount was recorded as an adjustment to equity.

As of December 31, 2025 and December 31, 2024, the Company had recognized a liability arising from the TRA of $196.9 million and $78.5 million, respectively. Payments in the amount of $0.2 million were made to SFS Corp. pursuant to the TRA during the year ended December 31, 2025. No payments were made to SFS Corp. pursuant to the TRA during the year ended December 31, 2024.

## NOTE 19 – STOCK-BASED COMPENSATION

The following is a summary of RSU activity for the years ended December 31, 2025, 2024 and 2023:

| | For the year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | Shares | Weighted Average Grant Date Fair Value | Shares | Weighted Average Grant Date Fair Value | Shares | Weighted Average Grant Date Fair Value |
| Unvested - beginning of period | 19,997,692 | $ 6.68 | 7,867,321 | $ 5.89 | 4,005,801 | $ 5.30 |
| Granted [1] | 17,018,349 | 4.01 | 15,805,320 | 6.90 | 5,668,639 | 6.26 |
| Vested | (1,684,223) | 5.51 | (2,685,345) | 5.73 | (1,358,083) | 6.07 |
| Forfeited | (2,610,466) | 5.33 | (989,604) | 6.55 | (449,036) | 4.77 |
| Unvested - end of period | 32,721,352 | $ 5.46 | 19,997,692 | $ 6.68 | 7,867,321 | $ 5.89 |

[1] The RSUs granted during the year ended December 31, 2025 had vesting terms ranging from immediate to 4 years from the grant date.

Stock-based compensation expense recognized for the years ended December 31, 2025, 2024, and 2023 was $50.3 million, $24.6 million, and $13.8 million, respectively. As of December 31, 2025, there was $123.9 million of unrecognized compensation expense related to unvested awards which is expected to be recognized over a weighted average period of 3.3 years.

## NOTE 20 – EARNINGS PER SHARE

The Company has two classes of economic shares authorized - Class A and Class B common stock. The Company applies the two-class method for calculating earnings per share for Class A common stock and Class B common stock. In applying the two-class method, the Company allocates undistributed earnings equally on a per share basis between Class A and Class B common stock. According to the Company's certificate of incorporation, the holders of the Class A and Class B common stock are entitled to participate in earnings equally on a per-share basis, as if all shares of common stock were of a single class, and in such dividends as may be declared by the Board of Directors. RSUs awarded as part of the Company's stock compensation plan are included in weighted-average Class A shares outstanding in the calculation of basic earnings per share once the RSUs are vested and shares are issued.

Basic earnings per share of Class A common stock and Class B common stock is computed by dividing net income attributable to UWM Holdings Corporation by the weighted-average number of shares of Class A common stock and Class B common stock outstanding during the period. Diluted earnings per share of Class A common stock and Class B common stock is computed by dividing net income by the weighted-average number of shares of Class A common stock and Class B common stock outstanding, adjusted to give effect to potentially dilutive securities. See *Note 13, Non-Controlling Interest* for a description of the Paired Interests. Refer to *Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies* - for additional information related to the Company's capital structure.

There was no Class B common stock outstanding as of December 31, 2025 or December 31, 2024.

The following table sets forth the calculation of basic and diluted earnings per share for the periods ended December 31, 2025, 2024, and 2023 (in thousands, except shares and per share amounts):

| | For the year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Net income (loss) | $ 244,023 | $ 329,375 | $ (69,782) |
| Net income (loss) attributable to non-controlling interest | 216,643 | 314,971 | (56,552) |
| Net income (loss) attributable to UWMC | 27,380 | 14,404 | (13,230) |
| **Numerator:** | | | |
| Net income (loss) attributable to Class A common shareholders | $ 27,380 | $ 14,404 | $ (13,230) |
| Net income (loss) attributable to Class A common shareholders - diluted | $ 194,310 | $ 14,404 | $ (13,230) |
| **Denominator:** | | | |
| Weighted average shares of Class A common stock outstanding - basic | 211,407,534 | 111,374,469 | 93,245,373 |
| Weighted average shares of Class A common stock outstanding - diluted | 1,599,179,891 | 111,374,469 | 93,245,373 |
| Earnings (loss) per share of Class A common stock outstanding - basic | $ 0.13 | $ 0.13 | $ (0.14) |
| Earnings (loss) per share of Class A common stock outstanding - diluted | $ 0.12 | $ 0.13 | $ (0.14) |

For purposes of calculating diluted earnings per share, it was assumed that the outstanding shares of Class D common stock were exchanged for Class B common stock and converted to Class A common stock under the if-converted method, and it was determined that the conversion would be dilutive for the year ended December 31, 2025, and anti-dilutive for the years ended December 31, 2024 and 2023. Under the if-converted method, all of the Company's net income for the applicable periods is attributable to Class A common shareholders. The net income of the Company under the if-converted method is calculated including an estimated income tax provision which is determined using a blended statutory effective tax rate.

The Public and Private Warrants were not in the money and the triggering events for the issuance of earn-out shares were not met during the years ended December 31, 2025, 2024, and 2023. Therefore, these potentially dilutive securities were excluded from the computation of diluted earnings per share. Unvested RSUs have been considered in the calculations of diluted earnings per share for the years ended December 31, 2025, 2024, and 2023 using the treasury stock method and the impact was either anti-dilutive or immaterial.

## NOTE 21 – SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Board declared a cash dividend of $0.10 per share on the outstanding shares of Class A common stock. The dividend is payable on April 9, 2026 to stockholders of record at the close of business on March 19, 2026. Additionally, the Board approved a proportional distribution to SFS Corp. which is payable on or around April 9, 2026.

Subsequent to December 31, 2025, as a result of Exchange Transactions, the Company acquired from SFS Corp. 26.4 million Class A common units in Holdings LLC for an equivalent number of shares of the Company's Class B common stock, all of which were immediately converted into shares of Class A common stock. The Exchange Transactions and the subsequent sale of the Class A Common Stock by SFS Corp were pursuant to SFS Corp.'s previously announced 10b5-1 plans, adopted by SFS Corp. on March 17, 2025 and September 16, 2025.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

## Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

## Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. With the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, as of December 31, 2025 we assert that we maintained effective internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report, included herein.

## Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information

### Rule 10b5-1 Trading Plans

For the three months ended December 31, 2025, none of our officers (as defined in Rule 16a-1(f) of the Exchange Act) or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

## PART III

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is hereby incorporated by reference from our Proxy Statement pertaining to our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

## Item 11. Executive Compensation

The information required by this Item 11 is hereby incorporated by reference from our Proxy Statement pertaining to our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

**Equity Compensation Plan**

The following table summarizes information as of December 31, 2025 concerning our shares of Class A common stock authorized for issuance under our equity incentive plan.

| | **Equity Compensation Plan Information** | | |
|---|---|---|---|
| | **As of December 31, 2025** | | |
| | **Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights** | **Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)** | **Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in first column (a))** |
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders 2020 Plan (2) | $ 32,721,352 | $ — | $ 40,581,024 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | $ 32,721,352 | $ — | $ 40,581,024 |

(1) The securities included in column (a) of this table are time-based restricted stock units, for which no exercise price applies.
(2) The securities included in column (a) includes unvested restricted stock units granted from the 2020 Omnibus Incentive Plan. Column (c) reflects the remaining share reserve under the 2020 Omnibus Incentive Plan attributable to the initial 80,000,000 shares reserved for issuance.

Other information required by this Item 12 is hereby incorporated by reference from our Proxy Statement pertaining to our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item 13 is hereby incorporated by reference from our Proxy Statement pertaining to our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

**Item 14. Principal Accountant Fees and Services**

The information required by this Item 14 is hereby incorporated by reference from our Proxy Statement pertaining to our 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's fiscal year end covered by this Annual Report on Form 10-K.

**Item 15. Exhibits and Financial Statement Schedules**

| Exhibit Number | Description |
| --- | --- |
| 2.1* | Business Combination Agreement, dated as of September 22, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on September 23, 2020). |
| 2.2 | Amendment to Business Combination Agreement, dated December 14, 2020, by and among Gores Holdings IV, Inc., United Shore Financial Services, LLC d/b/a United Wholesale Mortgage and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 2.3 | Agreement and Plan of Merger, dated as December 17, 2025, by and among UWM Holdings Corporation., UWM Acquisitions 1, LLC, and Two Harbors Investment Corp. |
| 3.1 | Amended and Restated Certificate of Incorporation of UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K/A filed on January 25, 2021). |
| 3.2 | Amended and Restated Bylaws of UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K/A filed on January 25, 2021). |
| 3.3 | Second Amended and Restated Limited Liability Company Agreement of UWM Holdings, LLC. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on February 9, 2021). |
| 4.1 | Indenture, dated November 3, 2020, by and between United Shore Financial Services, LLC and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 4.2 | Form of 5.500% Senior Notes due 2025 (included in Exhibit 4.1) (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 4.3 | Specimen Class A common stock Certificate (incorporated by reference to the Company's Form S-1 filed on December 5, 2019). |
| 4.6 | Description of Capital Stock (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022). |
| 4.7 | Indenture, dated April 7, 2021, by and between United Wholesale Mortgage, LLC and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021). |
| 4.8 | Form of 5.500% Senior Notes due 2029 (included in Exhibit 4.7) (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021). |
| 4.9 | Indenture, dated November 22, 2021, by and between United Wholesale Mortgage, LLC and U.S. Bank National Association, as trustee (incorporated by reference from the Company's Current Report on Form 8-K filed on November 23, 2021). |
| 4.10 | Form of 5.750% Senior Notes due 2027 (included in Exhibit 4.9) (incorporated by reference from the Company's Current Report on Form 8-K filed on November 23, 2021). |
| 4.11 | Indenture, dated December 10, 2024, by and between UWM Holdings, LLC, as issuer, United Wholesale Mortgage, as guarantor, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference from the Company's Current Report on Form 8-K filed on December 16, 2024). |
| 4.12 | Form of 6.625% Senior Notes due 2030 (included in Exhibit 4.11) (incorporated by reference from the Company's Current Report on Form 8-K filed on December 16, 2024). |
| 10.1 | Amended and Restated Registration Rights and Lock-Up Agreement, dated January 21, 2021, by and between UWM Holdings Corporation, Gores Sponsor IV LLC, Randall Bort, William Patton, Jeffrey Rea and SFS Holding Corp. (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.2 | Tax Receivable Agreement, dated January 21, 2021, by and among SFS Holding Corp. and UWM Holdings Corporation (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |

| 10.3† | UWM Holdings Corporation 2020 Omnibus Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
|---|---|
| 10.4* | Lease Agreement, dated June 28, 2017, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.4.1 | First Amendment to Lease, dated May 11, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.4.2 | Second Amendment to Lease, dated June 20, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.4.3 | Third Amendment to Lease, dated September 28, 2018, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.4.4 | Fourth Amendment to Lease, dated February 21, 2019, by and between UWM, as tenant, and Pontiac Center Investment, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.5 | Parking Area Lease Agreement, dated January 1, 2019, by and between UWM, as tenant, and Pontiac Center Parking, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.6* | Lease Agreement, dated January 1, 2020, by and between UWM, as tenant, and Pontiac South Boulevard, LLC, as landlord (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.7*# | Master Repurchase Agreement, dated March 7, 2019, by and between UWM and Jefferies Funding LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.7.1 | Omnibus Amendment to Master Repurchase Agreement, dated December 14, 2020, by and between UWM and Jefferies Funding LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.8*# | Amendment No. 11 to Master Repurchase Agreement, dated December 23, 2020, by and among UWM, United Shore Repo Seller 1 LLC, United Shore Repo Trust 1 and JPMorgan Chase Bank (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9*# | Master Repurchase Agreement, dated November 5, 2014, by and between UWM and UBS AG (as successor in interest to UBS BANK USA) (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.1* | Amendment No. 1 to Master Repurchase Agreement, dated November 4, 2015, by and between UWM and UBS BANK USA (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.2* | Assignment and Amendment No. 2 to Master Repurchase Agreement, dated August 16, 2016, by and among UWM, UBS Bank USA, and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.3* | Amendment No. 3 to Master Repurchase Agreement, dated November 2, 2016, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.4* | Amendment No. 4 to Master Repurchase Agreement, dated January 2, 2018, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.5 | Amendment No. 5 to Master Repurchase Agreement, dated May 30, 2018, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.6# | Amendment No. 6 to Master Repurchase Agreement, dated January 14, 2019, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |

| 10.9.7# | Amendment No. 7 to Master Repurchase Agreement, dated February 21, 2019, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
|---|---|
| 10.9.8# | Amendment No. 8 to Master Repurchase Agreement, dated January 13, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.9 | Amendment No. 9 to Master Repurchase Agreement, dated April 15, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.10 | Amendment No. 10 to Master Repurchase Agreement, dated August 3, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.11# | Amendment No. 11 to Master Repurchase Agreement and Amendment No. 24 to Pricing Letter, dated December 14, 2020, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.9.12# | Amendment No. 18 to Master Repurchase Agreement, dated October 1, 2024, by and between UWM and UBS AG (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021) |
| 10.10* | Lease Agreement, dated as of January 1, 2021, by and between Pontiac Center East, LLC and United Wholesale Mortgage, LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 10.10.1 | Amendment to Lease Agreement dated August 12, 2021 by and between Pontiac Center East LLC and United Wholesale Mortgage, LLC. (incorporated by reference to of the Company's Quarterly Report on Form 10-Q filed on November 9, 2021). |
| 10.11*# | Master Repurchase Agreement, dated as of April 23, 2021, by and among Goldman Sachs Bank USA, A National Banking Institution, United Shore Repo Seller 4 LLC, and United Wholesale Mortgage, LLC (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021). |
| 10.12 | Purchase Agreement, dated March 30, 2021, among United Wholesale Mortgage and J.P. Morgan Securities LLC, as representative of the several initial purchasers listed on Schedule A thereto (incorporated by reference to the Company's Current Report on Form 8-K filed on March 31, 2021). |
| 10.13*# | Master Repurchase Agreement, dated as of October 30, 2021, by and among United Shore Financial Services, LLC, United Shore Repo Seller 3 LLC and Citibank, N.A., as amended by the Amendment, dated as of May 26, 2021, by and among Citibank, N.A., UWM, and United Shore Repo Seller 3 LLC (incorporated by reference to the Company's Current Report on Form 8-K filed on March 31, 2021). |
| 10.14 | Amended and Restated Master Purchase Agreement, dated as of February 24, 2021, by and among UWM, United Shore Repo Seller 2 LLC and Bank of America, N.A. |
| 10.15† | Form of UWM Holdings Corporation Restricted Stock Unit Agreement (incorporated by reference from the Company's Annual Report on Form 10-K filed on March 1, 2022) |
| 10.16# | Revolving Credit Agreement, dated August 8, 2022, between United Wholesale Mortgage, LLC, as borrower, and SFS Holding Corp., as lender (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 9, 2022). |
| 10.16.1 | Amendment No. 1 to the Revolving Credit Agreement, dated as of September 8, 2025, between United Wholesale Mortgage, LLC, as borrower, and SFS Holding Corp., as lender (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on November 6, 2025). |
| 10.17# | Amended and Restated Loan and Security Agreement, dated September 30, 2022, between United Wholesale Mortgage, LLC, as borrower, and Citibank, N.A., as lender (incorporated by reference from the Company's Current Report on Form 8-K filed on October 4, 2022). |
| 10.18.1# | Amendment No. 1 to the Amended and Restated Loan and Security Agreement, dated January 20, 2023, between United Wholesale Mortgage, LLC and Citibank, N.A. (incorporated by reference from the Company's Annual Report on Form 10-K filed on March 1, 2023). |
| 10.18.2 | Amendment No. 6 to the Amended and Restated Loan and Security Agreement, dated June 27, 2024, between United Wholesale Mortgage, LLC and Citibank, N.A. (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 6, 2024) |

| | |
|---|---|
| 10.19*# | Credit Agreement, dated March 20, 2023, between United Wholesale Mortgage, LLC, as borrower, and Goldman Sachs Bank USA, as administrative agent, and the lenders from time to time party thereto (incorporated by reference from the Company's Current Report on Form 8-K filed March 22, 2023). |
| 10.19.1*# | First Amendment to Credit Agreement, dated March 20, 2024, between United Wholesale Mortgage, LLC, as borrower, and Goldman Sachs Bank USA, as administrative agent, and the lenders from time to time party thereto (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on May 9, 2024). |
| 10.20*# | Master Repurchase Agreement and Securities Contract, conformed through Amendment No. 7, dated May 25, 2023, between United Wholesale Mortgage, LLC, as seller, and Bank of Montreal, as buyer (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed November 8, 2023). |
| 10.20.1*# | Amended and Restated Master Purchase Agreement and Securities Contract, conformed through Amendment No. 8, dated January 30, 2025, between United Wholesale Mortgage, LLC, as seller, and Bank of Montreal, as buyer. |
| 10.21 | Purchase Agreement, dated December 5, 2024, among UWM Holdings, LLC and J.P. Morgan Securities LLC, as representative of the several initial purchasers listed on Schedule A thereto (incorporated by reference from the Company's Current Report on Form 8-K filed on December 6, 2024). |
| 10.22† | Form of 2024 UWM Holdings Corporation Restricted Stock Unit Agreement (incorporated by reference from the Company's Annual Report of Form 10-K filed on February 26, 2025.) |
| 10.23 | Side Letter Agreement, dated as of September 8, 2025, between UWM Holdings, LLC and SFS Holding Corp. (incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on November 6, 2025). |
| 19 | UWM Holdings Corporation Insider Trading Policy (incorporated by reference from the Company's Annual Report of Form 10-K filed on February 26, 2025.) |
| 21 | List of Subsidiaries (incorporated by reference to Exhibit 21 of the Company's Current Report on Form 8-K filed on January 22, 2021). |
| 23.1% | Consent of Deloitte & Touche LLP |
| 31.1% | Certification of CEO, pursuant to SEC Rule 13a-14(a) and 15d-14(a) |
| 31.2% | Certification of CFO, pursuant to SEC Rule 13a-14(a) and 15d-14(a) |
| 32.1% | Certification by the CEO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2% | Certification by the CFO, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | UWM Holdings Corporation Executive Officer Clawback Policy |
| 101.0 INS | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH% | XBRL Taxonomy Extension Schema Document. |
| 101.CAL% | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF% | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB% | XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE% | XBRL Taxonomy Extension Presentation Linkbase Document |
| 104.0% | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

% Filed herewith.

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) or Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

| † | Indicates a management contract or compensatory plan, contract or arrangement. |
|---|---|
| # | Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material. |

**Item 16. Form 10-K Summary**

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**UWM HOLDINGS CORPORATION**

| | | |
|---|---|---|
| Date: February 25, 2026 | By: | /s/ Mathew Ishbia |
| | | Mathew Ishbia |
| | | Chairman, President and Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 25th day of February, 2026.

| Name | Position | Date |
|---|---|---|
| /s/ Mathew Ishbia<br>Mathew Ishbia | Chairman, President and Chief Executive Officer (Principal Executive Officer) | February 25, 2026 |
| /s/ Rami Hasani<br>Rami Hasani | Executive Vice President, Chief Financial Officer (Principal Financial Officer) | February 25, 2026 |
| /s/ Stacey Coopes<br>Stacey Coopes | Director | February 25, 2026 |
| /s/ Kelly Czubak<br>Kelly Czubak | Director | February 25, 2026 |
| /s/ Alex Elezaj<br>Alex Elezaj | Director | February 25, 2026 |
| /s/ Jeffrey A. Ishbia<br>Jeffrey A. Ishbia | Director | February 25, 2026 |
| /s/ Justin Ishbia<br>Justin Ishbia | Director | February 25, 2026 |
| /s/ Laura Lawson<br>Laura Lawson | Director | February 25, 2026 |
| /s/ Isiah Thomas<br>Isiah Thomas | Director | February 25, 2026 |
| /s/ Robert Verdun<br>Robert Verdun | Director | February 25, 2026 |
| /s/ Melinda Wilner<br>Melinda Wilner | Director | February 25, 2026 |



# Stockholder Information

### Board of Directors

Mat Ishbia
*Chairman*

Jeffrey Ishbia
*Director*

Justin Ishbia
*Director*

Kelly Czubak
*Director*

Stacey Coopes
*Director*

Isiah Thomas
*Director*

Robert Verdun
*Director*

Alex Elezaj
*Director*

Laura Lawson
*Director*

Melinda Wilner
*Director*

### Executive Leadership Team

Mat Ishbia
*Chairman and Chief Executive Officer*

Rami Hasani
*Chief Financial Officer*

Melinda Wilner
*Chief Operating Officer*

Alex Elezaj
*Chief Strategy Officer*

Laura Lawson
*Chief People Officer*

Adam Wolfe
*Chief Legal and Administrative Officer*

### Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1001 Woodward, Suite 700
Detroit, MI 48226

### Company Headquarters

UWM Holdings Corporation
585 S. Boulevard E
Pontiac, MI 48341

### Transfer Agent and Registrar

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800-937-5449 or 718-921-8124

### Common Stock Information

The company's Class A common stock is listed on the New York Stock Exchange under the trading symbol "UWMC"

### Investor Relations

investorrelations@uwm.com
https://investors.uwm.com/